FORM 51-102F4

BUSINESS ACQUISITION REPORT

The Business Acquisition Report (“BAR”) is being re-filed by Northgate Minerals Corporation to replace the original which had been filed on May 5, 2008. The original BAR filing referenced two documents which were inadvertently not included. They are as follows:

1.	A reconciliation to Canadian generally accepted accounting principles (“GAAP”) of Perseverance’s Financial Statements for the year ended June 30, 2007 (page 73).

2.	A reconciliation to Canadian generally accepted accounting principles (“GAAP”) of Perseverance’s Interim Financial Statements for the six months ended December 31, 2007 (page 148).

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1          Name and Address of Company

The name and address of the principal office in Canada of Northgate Minerals Corporation (“Northgate” or the “Company”) is as follows:

Northgate Minerals Corporation Suite 406 815 Hornby Street Vancouver, British Columbia V6Z 2E6

1.2          Executive Officer

The name and business telephone number of the executive officer of the company who is knowledgeable about the significant acquisition and this report are as follows:

Ken Stowe, President and Chief Executive Officer, Northgate Minerals Corporation Tel. (416) 216 – 2772

or

Jon Douglas, Senior Vice President and Chief Financial Officer, Northgate Minerals Corporation Tel. (416) 216 – 2774

Item 2 – Details of the Acquisition

2.1          Nature of Business Acquired

Perseverance is an Australian based gold producer and explorer. The company owns and operates gold mines at Fosterville and Stawell in Victoria, Australia and has extensive exploration tenements covering of 7,700 km2  along major trends within the world-class Victorian goldfields. Gold production at Perseverance’s two mines in the year ended June 30, 2007 aggregated 189,000 ounces.

The ordinary shares of Perseverance were listed on the Australian Securities Exchange (“ASX”) trading under the symbol “PSV”. Perseverance applied for termination of the official quotation of Perseverance shares on the ASX and was removed from the official list on March 27, 2008.

The principal and registered office of Perseverance is located at 117 Wills Street, Bendigo, Victoria 3550.

2.2          Date of Acquisition

On February 18, 2008, a wholly-owned subsidiary of Northgate acquired all of the issued and outstanding securities and existing debt of Perseverance Corporation Ltd. (“Perseverance”) for cash consideration (the “Merger”), pursuant to the Schemes of Arrangement contemplated by the merger implementation agreement (“MIA”) entered into between Northgate and Perseverance on October 28, 2007.

2.3          Consideration

Each Perseverance ordinary share was acquired for A$0.20 cash per ordinary share. Perseverance warrants (referred to in Australia as options) were purchased for A$0.08 per warrant and subsequently cancelled, and convertible subordinated notes of Perseverance were acquired for A$100,000 per note (the face value) plus any interest accrued thereon and subsequently cancelled.

In addition, Northgate assumed all of Perseverance’s existing debt from a major financial institution in Australia (the “Bank”) amounting to US$30.6million (A$33.5million), together with extending an additional bridging facility of up to US$22.8million (A$25.0million). Northgate also acquired the Bank’s exposure to Perseverance’s gold hedges, a value of approximately US$43.8million (A$48.0million) at the time of the MIA. Subsequent to closing, Northgate closed out the hedge position.

2.4          Effect on Financial Position

The Merger has created a mid-tier gold producer with three producing gold mines in politically favourable mining jurisdictions, operating under the name “Northgate Minerals Corporation”. Northgate does not at present have any plans or proposals for material changes in its business affairs or the affairs of Perseverance following the Merger which would have a significant effect on Northgate’s results of operations and financial position, taken as a whole. In connection with the Merger, Northgate prepared the unaudited pro forma condensed and consolidated financial statements referred to in Item 3 below, which show the effect of the acquisition and related transactions on the results of operations and financials position of Northgate.

2.5          Prior Valuations

No valuation opinions were required.

2.6          Parties to Transaction

The transaction was not with an informed person, associate or affiliate of Northgate.

2.7          Date of Report

This report is dated as of the 5th day of May, 2008.

Item 3 – Financial Statement

The financial statements required to be included with this report pursuant to Part 8 of National Instrument 51-102 are attached hereto and are as follows:

a)         the audited consolidated financial statements of Perseverance for the year ended June 30, 2007 and 2006 and the notes thereto and the auditors’ reports thereon, and a Canadian generally accepted accounting principles (“GAAP”) reconciliation for the year ended June 30, 2007 (Schedule “A”);

b)         the consolidated interim financial statements of Perseverance for the period ended December 31, 2007 and 2006 and the notes thereto, and a Canadian GAAP reconciliation for the six months ended December 31, 2007 (Schedule “B”); and

c)         unaudited pro forma condensed consolidated financial statements of Northgate which include: (i) the unaudited pro forma condensed consolidated balance sheet as at December 31, 2007; and (ii) the unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 (Schedule “C”).

The consolidated financial statements of Perseverance for the years ended June 30, 2007 and 2006 have been audited by Ernst and Young. The Canadian GAAP reconciliation for the year ended June 30, 2007 is unaudited. The consolidated interim consolidated financial statements of Perseverance for the six months ending December 31, 2007 and 2006 are unaudited. The Canadian GAAP reconciliation for the six months ended December 31, 2007 is unaudited.

SCHEDULE “A”

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
PERSEVERANCE CORPORATION LIMITED
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

Annual Financial Report
Financial year ended 30 June 2007

PERSEVERANCE CORPORATION
LIMITED
ABN 13 010 650 049

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED

30 JUNE 2007

Annual Financial Report
Financial year ended 30 June 2007

Directors’ Report

The Board of Directors present their report together with the financial statements of Perseverance Corporation Limited (“the Company”) and the consolidated financial statements of the consolidated entity being the Company and its controlled entities (“Perseverance”) for the year ended 30 June 2007.

DIRECTORS

The names and details of the Directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

JOHN CHARLES QUINN (NON-EXECUTIVE CHAIRMAN)

Mr Quinn has had a career of over 30 years in the industry, including Managing Director of Newmont Australia Limited and Newcrest Mining Limited. During Mr Quinn’s tenure as Managing Director at Newcrest, he formulated and implemented the strategies that led to the discovery and development of the Cadia, Ridgeway, Gosowong and the Telfer “I” Series orebodies. Mr Quinn was also Chairman of the Newmont Indonesian subsidiaries that discovered the Mesel and Batu Hijau orebodies. Mr Quinn is also Chairman of King Solomon Mines Limited, a company listed on the Australian Stock Exchange.

BRIAN MARSHALL PHILLIPS (NON-EXECUTIVE DEPUTY CHAIRMAN) (APPOINTED 24 JANUARY 2007)

Mr Phillips has extensive mining industry experience in operational and management roles. Mr Phillips was Chairman of Leviathan Resources Limited prior to its takeover by Perseverance in 2006. He was a director of MPI Mines Limited from 1992 and Managing Director from October 2002 until the takeover of MPI by LionOre in 2004. Mr Phillips graduated as a mining engineer from the Western Australian School of Mines in Kalgoorlie in 1966. He worked for 16 years for Gold Fields Group in Tasmania, the United Kingdom and Western Australia. Mr Phillips joined Metals Exploration Limited in 1981 and served as a director of Metals Exploration, North Kalgurli Mines Limited and Gold Mines of Kalgoorlie Limited. Prior to joining MPI, Mr Phillips ran a privately owned mining services company. He is a former non-executive director of the Australian Gold Council and past president of the Victorian Minerals and Energy Council.

During the past three years Mr Phillips has also served as a director of the following other companies listed on the Australian Stock Exchange:

• Indophil Resources NL (a)

• Tawana Resources NL (a)

• Sally Malay Mining Ltd (a)

(a) Denotes current directorship.

CHRISTOPHER LINDEN ROBERTS (NON-EXECUTIVE DIRECTOR)

Mr Roberts is a geologist with over 30 years experience in exploration throughout Australia, initially with BHP but subsequently in senior positions with a number of other companies. Mr Roberts is a Corporate Member of the Australasian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

During the past three years Mr Roberts has also served as a director of the following other companies listed on the Australian Stock Exchange:

• Republic Gold Limited

• Plentex Limited (a)

(a) Denotes current directorship.

ROBERT JOHN FLEW (NON-EXECUTIVE DIRECTOR) (APPOINTED 24 JANUARY 2007)

Mr Flew has over 30 years experience in senior operating, finance and management roles in the resources industry. Mr Flew held a number of senior positions at BHP, including roles in the Copper and Coal divisions and head office roles in investor relations, company secretarial and corporate development over a 15 year period. Mr Flew was a non-executive director of Leviathan Resources Limited prior to its takeover by Perseverance in 2006.

During the past three years Mr Flew has also served as a director of the following other companies listed on the Australian Stock Exchange:

• Geodynamics Limited (a)

• Astron Limited (a)

• MPI Mines Limited

• Bass Strait Oil Company Limited

(a) Denotes current directorship.

Annual Financial Report
Financial year ended 30 June 2007

GRAEME JOHN SLOAN (MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER) (RESIGNED 10 AUGUST 2007)

Mr Sloan was appointed Managing Director and Chief Executive Officer on 15 June 2005. He is a mining engineer with over 30 years professional experience in Australian and overseas mining operations. Mr Sloan was formerly Executive Manager of Development for the Fosterville Gold Project. Mr Sloan is also a Corporate Member of the Australasian Institute of Mining and Metallurgy. Mr Sloan resigned as a director of Perseverance with effect from 10 August 2007.

RODNEY JOHN ROBINSON (NON-EXECUTIVE DIRECTOR) (RESIGNED 27 AUGUST 2007)

Mr Robinson is a metallurgist and has had a career of over 30 years in the industry. Mr Robinson was formerly the Managing Director of Ashton Mining Limited and worked for companies such as Newmont, Aberfoyle and WMC. Mr Robinson is a Fellow of the Australasian Institute of Mining and Metallurgy. Mr Robinson is also a non-executive director of Poseidon Scientific Instruments Limited, the Chairman of the Board of Management of the Prince Henry’s Institute of Medical Research and Chairman of Monash Health Precinct Limited. Mr Robinson resigned as a director of Perseverance with effect from 27 August 2007.

During the past three years Mr Robinson has also served as a director of the following other companies listed on the Australian Stock Exchange:

• Boom Logistics Limited (a)

• Global Mining Investments Limited (a)

(a) Denotes current directorship.

ROBIN JOHN GEORGE (NON-EXECUTIVE DIRECTOR) (RESIGNED 6 AUGUST 2007)

Dr George is a geologist and has had a career of over 30 years in the industry. Dr George was Executive Director -Exploration and Mining at Acacia Resources Limited and prior to that he was General Manager of Shell’s Australian Metals Division. Dr George is a Fellow of the Australasian Institute of Mining and Metallurgy. Dr George resigned as a director of Perseverance with effect from 6 August 2007.

During the past three years Dr George has also served as a director of the following other companies listed on the Australian Stock Exchange:

• Leviathan Resources Limited

• MPI Mines Limited

RONALD GREGORY MELGAARD (NON-EXECUTIVE DIRECTOR) (RESIGNED 27 APRIL 2007)

Mr Melgaard is Managing Director of and via his family company is a major shareholder in Palmaris Capital PLC. He is also Chairman of ICW Power PLC, a London based manufacturer of sophisticated power systems, and is a Director of Electrometals Technologies Limited an Australian Stock Exchange listed supplier of electrowinning technology and Chairman of Eclipse 3/4 Venture Capital Trust PLC. Prior to his involvement with Palmaris and ICW Power, Mr Melgaard was Deputy Chairman and subsequently Chief Executive of Gestetner Holdings PLC. Mr Melgaard was a founding Director of and significant shareholder in AFP Investment Corporation Limited, an Australian based international investment firm. Mr Melgaard has degrees in science and economics from Monash University and an MBA from Stanford University. Mr Melgaard resigned as a director of Perseverance with effect from 24 April 2007.

COMPANY SECRETARY

Mr Martin Bouwmeester was the Company Secretary of Perseverance Corporation Limited until he resigned from the position on 31 August 2007. Mr. Bouwmeester is a Certified Practicing Accountant and an Affiliate member of Chartered Secretaries Australia.

Mr Bruce Paterson was appointed Company Secretary of Perseverance Corporation Limited on 31 August 2007. Mr Paterson is a lawyer and spent over 15 years with Newcrest Mining in a range of senior management roles, including Company Secretary and Commercial Manager, International. For the past 10 years he has provided his substantial secretarial, legal and commercial experience on a consultancy basis, primarily in the mineral resources and energy sectors, both throughout Australia and internationally.

RESULTS FOR THE YEAR

The loss of the consolidated entity for the financial year after income tax was $19,739,170 [2006 loss: $59,025,746].

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were gold mining and exploration. There was no change in the nature of the consolidated entity’s activities during the year.

DIVIDENDS

The Directors do not recommend the payment of a dividend for this financial year. No dividend has been declared or paid by the Company since the end of the previous financial year.

Annual Financial Report
Financial year ended 30 June 2007

STATE OF AFFAIRS

In the opinion of the Directors, there were no significant changes in the state of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report or the consolidated financial statements.

OPERATING AND FINANCIAL REVIEW

1.           FOSTERVILLE GOLD MINE

Operations

The Fosterville operation produced 76,706 ounces of gold for the year ended 30 June 2007. Gold production was lower than planned for the year due to a higher proportion of lower grade open pit ore processed. Recovery improved to 78% with the flash flotation plant having the expected positive effect. The processing plant performed to expectation given the lower grade mill feed. The BIOX® circuit performed well, achieving throughput and oxidation rates in excess of design for sustained periods.

Open pit mining continued with production from the Ellesmere pit completed and production commencing from the Harrier pit. Further open pit opportunities are being assessed.

Underground development continued and stope ore production commenced in January 2007. Development of the Falcon ore body in preparation for stoping was substantially complete by year-end and development of the Phoenix ore body was underway. Underground mine production ramped up over the second half of the year and replaced open pit ore as the primary source of mill feed by year-end.

Outlook

Underground development is currently focused on the Phoenix ore body with the Ellesmere portal and decline set for commencement in the December 2007 quarter. Successful delivery of the development plan is important to meeting projected gold production and should provide some operational contingency to the project. The Company’s principal operational challenge revolves around the state of development within the Phoenix orebody being behind schedule. The focus of the Board and management is now on how best to redress the Fosterville underground situation.

Underground ore production is planned from the Falcon and Phoenix ore bodies with mining in Falcon projected to be essentially complete by the end of the June 2008 financial year. A substantial grade control drilling campaign is planned to better support future mine planning and development.

Production from the Harrier pit is expected to be completed in October 2007. This will see the completion of open pits currently in the production plan. Evaluation of further open pit opportunities will continue with the view to maximising the operational flexibility of the site.

The processing department will focus on recovery improvement projects. Recoveries have been good from higher grade sulphide ore feed, however the opportunity to improve performance remains and has the potential to add to cashflow.

2.           STAWELL GOLD MINE

Operations

The Stawell operation produced 112,486 ounces for the year. Recovery was 91% and included processing of low grade oxide ore. The treatment plant continued to perform well on variable feed from the various underground and surface ore sources. The plant is mechanically reliable and the issues associated with an ageing plant are well managed.

Underground operations continued to show the benefits of productivity and management improvement initiatives implemented towards the end of the previous year. Production was mainly from the GG5 Upper, GG1 and GG2 mining areas. Development into the GG3 and GG5 Lower ore bodies commenced with the first GG3 stoping areas ready by the end of the year.

Outlook

Underground development is now focused on GG3, GG5 Lower, and lower Magdala ore bodies. Mine capital development (on the current Reserve) is expected to be essentially complete by the end of the 2008 financial year.

The treatment plant will continue to focus on recovery and managing the plant effectively in a variable feed environment. No major new plant capital additions or infrastructure works are planned.

Exploration efforts will focus on opportunities to add to mine life. The immediate target is the GG6 prospect below and to the south of GG5.

Annual Financial Report
Financial year ended 30 June 2007

3.           FINANCIAL POSITION

Perseverance recorded a net loss of $19.7 million after tax for the year ended 30 June 2007. This compares to a net loss of $59.0 million after tax for the previous year. The financial results for the current year included consolidation of Leviathan Resources Limited following the acquisition of that company on 4 December 2006.

Perseverance recorded a gross profit from operations of $50.6 million compared with $26.5 million in the previous year.

Perseverance’s loss before income tax expense, finance cost, movement in the fair value of derivatives and impairment was $14.3 million compared to $9.0 million in 2006. The net loss for the current year included substantially higher administration and corporate expenses largely as a result of the takeover of Leviathan Resources Limited and as a result of exploration expenses more than doubling to $8.6 million. Pursuant to Perseverance’s accounting policy, all exploration costs are expensed as incurred.

Another significant factor in the loss for the year is the depreciation and amortisation (D&A) charge of $45.4 million. D&A charges for the current financial year included $18.2 million relating to the Stawell operation which was acquired as part of the Leviathan takeover. Perseverance amortises major plant and equipment and underground infrastructure over reserve ounces.

A non-cash impairment charge of $13.9 million was booked against the carrying value of the Fosterville assets following a review of the life of mine plan. No impairment charge was required to be booked against the carrying value of the Stawell assets. Impairment assessment is required under the AIFRS standards based upon discounted forecast cash flows from each of the operating assets and reflects the underlying risks and assumptions associated with the life of mine plan.

A $10.7 million hedge accounting benefit was recorded reflecting the changes in the mark to market value of Perseverance’s gold forward sales entered into as a requirement of the bank financing of the Fosterville Gold Mine. As at 30 June 2007, the Group had 181,035 ounces of flat forward sale contracts at A$626 per ounce. The marked-to-market value of the hedge book as at 30 June 2007 was negative $35.6 million.

On 9 October 2006, the Company announced an off-market takeover offer to acquire all shares in Leviathan Resources Limited. Perseverance’s financial results for the twelve months ended 30 June 2007 include the acquisition of Leviathan on 4 December 2006 when the Company obtained control. At that date, the Company allocated the cost of acquisition of Leviathan by recognizing the identifiable assets, liabilities and contingent liabilities at their fair value. Included in the allocation, the Company booked a deferred tax liability of $10.7 million and goodwill of $8.2 million. During the twelve months ended 30 June 2007 Perseverance recognised an income tax benefit of $2.7 million relating to amortisation of the deferred tax liability.

Cash flow from operations totalled $36.3 million compared to $15.6 million last year. During the year cash payments of $42.3 million (2006: $12.4 million) were made for development activities and $10.3 million (2006: $9.2 million) for property, plant and equipment. Net financing activities provided cash of $2.7 million (2006: $27.3 million).

At the end of the year Perseverance had cash available of $11.4 million (2006: $18.4 million) and an undrawn financing facility of $1.9 million of a total facility of $25 million.

Refer to Note 13 for total movements in contributed equity during the year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than as referred to in this report, further information on the likely developments in the operations of the consolidated entity and the expected results of those operations would, in the opinion of the Directors, be speculative and would be likely to result in unreasonable prejudice to one or more entities in the consolidated entity.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years except for those matters referred to below:

On 12 July 2007, the Company announced that it had completed a $26.5 million placement to institutional and sophisticated investors. The placement involved the issue of approximately 177 million fully paid ordinary shares at $0.15 per share with one attaching option per share issued. The options have an exercise price of $0.15 and a term to expiry of 31 August 2009. Upon exercise, each option will entitle the holder to receive one fully paid ordinary share. A General Meeting of shareholders held on 24 August 2007 approved the issue of the shares and options. As a result of settlement of the first tranche of the placement on 19 July 2007, the conversion price of the Convertible Notes was adjusted from $0.442 to $0.415 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005. As a result of settlement of the second tranche of the placement on 30 August 2007, the conversion price of the Convertible Notes was further adjusted from $0.415 to $0.365 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005.

Dr. Robin George tendered his resignation as a director of the Company effective 6 August 2007.

Mr Graeme Sloan tendered his resigned as Managing Director and Chief Executive Officer of the Company effective 10 August 2007.

Annual Financial Report
Financial year ended 30 June 2007

Mr John Robinson tendered his resignation as a director of the Company effective 27 August 2007.

OPTIONS AND PERFORMANCE RIGHTS

The Company granted 389,000 performance rights during the year to Mr Graeme Sloan after approval was obtained at its Annual General Meeting held on 15 November 2006. These performance rights lapsed upon Mr Sloan’s resignation on 10 August 2007.

Unissued shares

As at the date of this report, there were 186,516,000 unissued ordinary shares under options and 344,000 unissued ordinary shares under performance rights.

Shares issued as a result of the exercise of options

During the financial year, employees, executives and directors have exercised options to acquire 475,000 fully paid shares in Perseverance at a weighted average exercise price of $0.135.

All options and performance rights granted are over ordinary fully paid shares of the Company.

Further details of the number of options and option holder rights and the number of performance rights and performance holder rights are disclosed in Notes 13, 18 and 25.

DIRECTORS’ MEETINGS

During the year the Company held 18 meetings of Directors. The attendance of Directors at meetings of the Board were as follows.

	DIRECTORS’ MEETINGS

DIRECTOR	ATTENDED	MAXIMUM POSSIBLE
J.C. Quinn	18	18
B. M. Phillips	6	6
C.L. Roberts	14	18
R.J. Robinson	17	18
R.J. Flew	6	6
G.J. Sloan	18	18
R.J. George	16	18
R.G. Melgaard	15	15

COMMITTEE MEMBERSHIP

The Company has separate committees for audit and remuneration.

During the year the Company held 3 Audit Committee meetings. The current composition of the committee is Mr R.J. Flew, Mr J.C. Quinn and Mr B.M. Philips. Mr R.J. Flew is the Chairman of the Audit Committee.

Details of the Remuneration Committee are disclosed in the Remuneration Report.

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of the Company.

Remuneration philosophy

The Company embodies the following principles in its remuneration framework:

• Ensure external competitiveness;

• Ensure internal equity;

• Seek independent external advice.

Remuneration committee

The Company has an established Remuneration Committee. The role of the Remuneration Committee is to advise the Board on matters relating to the remuneration of the directors and senior executives and employees of the Company.

Annual Financial Report
Financial year ended 30 June 2007

It is the Board’s intention that the Committee comprise at least two members and that one of the Committee members be an independent non-executive director. The current composition of the committee is Mr J.C. Quinn and Mr B.M. Phillips. Mr Philips is the Chairman of the Remuneration Committee.

The Remuneration Committee is responsible for making recommendations to the Board regarding the remuneration framework for directors, including in relation to;

(1)	the level of fees payable to each non-executive director within the maximum aggregate level of remuneration approved by shareholders;

(2)	any changes to the maximum aggregate level of remuneration approved by shareholders;

(3)	the manner in which fees may be taken; and

(4)	any other applicable arrangements, including for example, fees in relation to retirement benefits, payments of fees for special exertions, director expense claims and ad hoc Committee fees.

The Remuneration Committee is also responsible for reviewing, determining and approving remuneration arrangements for the Chief Executive Officer and senior executives. In fulfilling this role, the Remuneration Committee will have regard to the Company’s Remuneration Policy to ensure that the structure of the remuneration package:

(1)	is market related and appropriate for the responsibilities of the role;

(2)	recognises and rewards performance; and

(3)	provides incentive and motivation for that person, as part of management, to pursue the long term growth and success of the Company within an appropriate control framework.

During the year the Company held 3 Remuneration Committee meetings. All these meetings were attended by Mr J.C. Quinn, and Mr R.J. Robinson and one meeting was attended by Mr B.M. Phillips.

Remuneration structure

Non-executive director remuneration

Non-executive director fees are determined by reference to external survey data, taking account of the Company’s relative size and business complexity. No additional payments are made for serving on Board Committees. In addition, no equity incentives are offered and no retirement benefits are payable to any non-executive director.

The maximum aggregate sum for non-executive director remuneration of $400,000 was approved by share holders at the 2003 Annual General Meeting.

The remuneration details of non-executive directors are shown in the table below.

Executive director remuneration

The former Managing Director, Graeme Sloan was the only executive director on the Company’s Board. Mr Sloan’s remuneration package comprised a base fixed annual remuneration (FAR) of $350,000 per annum. FAR comprises salary, superannuation and the cash value of all fringe benefits. In addition, Mr Sloan was entitled to short-term cash incentives (STCI) of up to 35% of Mr Sloan’s FAR and long-term incentives (LTI) of up to 35% of Mr Sloan’s FAR in the form of performance rights. Entitlement to STCI and LTI was based upon achievement of performance targets set by the Board annually. LTI was subject to shareholder approval at the Company’s Annual General Meetings. In the financial year ended 30 June 2007, (prior to the takeover of Leviathan Resources Limited), the Board agreed that the STCI be based on two parameters related to the performance of the Fosterville Gold Mine:

1.             Operating Performance – 80% of STI be allocated to output and cash cost parameters. Budget forecasts for the year were 100,000 ounces at a cash cost of A$481 per ounce cash cost. For the purpose of this exercise, a spot gold price of A$750 per ounce was used to generate an operating margin of $27.05 million [target]. Mr Sloan was entitled to half of the Operating Performance component of the incentive if the actual operating margin met target. Mr Sloan would have been entitled to additional incentive at the rate of 4% of FAR for each percentage point that actual operating margin at $750 gold price exceeded target up to a maximum by 10 percentage points. No STI would have been awarded if target was not achieved.

2.             Safety Performance – 20% of the incentive was allocated to safety performance. Site safety performance was measured by the LTI frequency rate for the year calculated in accordance with the Western Australian DoIR method. The Company currently compiles LTI data and industry LTI frequency rates are available from the Western Australian DoIR for the Gold Mining Industry. If Perseverance’s LTI performance bettered WA industry averages by 25%, Mr Sloan would have been entitled to 100% of this component, scaling down to zero at WA industry averages. No incentive would be earned in the event of a fatality during the year.

At the Company’s Annual General Meeting held on 15 November 2006, approval to amend the terms of employment between the Company and Mr Sloan was obtained from shareholders. In the event that Mr Sloan, in his role as Managing Director and Chief Executive Officer, was either made

Annual Financial Report
Financial year ended 30 June 2007

redundant or was offered a lesser role as a consequence of a reorganisation of the Company of any form, he would have been entitled to compensation in an amount equal to one year of his fixed annual remuneration (“Benefit”).

In the event that Mr Sloan’s employment was not formally terminated following the occurrence of one of the events noted above, he would have been entitled, for a period of not more than one month following such event, to resign from his employment and receive the Benefit. If Mr Sloan chose not to resign within this one month period, his rights to the Benefit would lapse and, in the subsequent event of his termination or resignation, his entitlements would be determined under law. The Benefit would be in lieu of any other claim which Mr Sloan may have for loss of office.

The remuneration details of Mr Sloan and key management personnel are detailed below.

Both operating performance and safety performance have been chosen as parameters consistent with the overall objectives of the Company. Specifically, the operating margin and LTI frequency rate have been assessed as appropriate measures to reflect these parameters.

Executive remuneration

The Remuneration Committee is responsible for reviewing and recommending to the Board the compensation arrangements for executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Executives remuneration packages may comprise a base fixed annual remuneration (FAR), short-term cash incentives (STCI) and long-term incentives (LTI) in the form of performance rights. FAR comprises salary, superannuation and the cash value of all fringe benefits and executives are given the opportunity to receive their FAR emolument in a variety of forms including cash and fringe benefits such as motor vehicles. Entitlement to STCI and LTI will be based upon achievement of performance targets set by the Board annually. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for Perseverance.

Salary adjustments are based on individual performance. A measure of performance is extracted from the performance reviews and used in the salary review process.

Emoluments of Directors and Executives

		SHORT TERM		POST EMPLOYMENT	LONG TERM

		SALARY & FEES $	NON MONETARY $	SUPER- ANNUATION $	SHARE BASED PAYMENTS (SBP) $	TOTAL $	VALUE OF SBP AS % OF REMUNERATION	% SBP PERFORMANCE RELATED

Directors
J.C. Quinn (a)	2007	111,750	—	—	22,023	133,773	16	100
	2006	157,999	—	—	22,023	180,022	12	100
G.J. Sloan (b)	2007	307,339	15,000	27,661	15,834	365,834	4	100
	2006	279,816	15,000	25,183	27,534	347,533	8	100
C.L. Roberts	2007	44,833	—	—	11,686	56,519	36	100
	2006	40,000	—	—	22,482	62,482	36	100
R.J. George (g)	2007	41,131	—	3,702	—	44,833	—	—
	2006	36,697	—	3,303	—	40,000	—	—
R.J. Robinson (h)	2007	41,131	—	3,702	—	44,833	—	—
	2006	36,697	—	3,303	—	40,000	—	—
R.G. Melgaard (f)	2007	35,750	—	—	—	35,750	—	—
	2006	36,697	—	3,303	—	40,000	—	—
R.J. Flew (e)	2007	20,523	—	1,847	—	22,370	—	—
	2006	—	—	—	—	—	—	—
B.M. Phillips (d)	2007	24,312	—	2,188	—	26,500	—	—
	2006	—	—	—	—	—	—	—
Executives
M. Mitchell (c)	2007	146,433	15,000	13,160	—	174,593	—	—
	2006	—	—	—	—	—	—	—
M.W. Bouwmeester (c)	2007	202,294	15,000	18,206	15,959	251,459	6	100
	2006	152,319	15,000	13,709	10,135	191,163	5	100
J.M.J. Patarica (c)	2007	197,477	15,000	17,773	7,583	237,833	3	100
	2006	160,420	15,000	14,438	3,838	193,696	2	100

Annual Financial Report
Financial year ended 30 June 2007

(a)
Mr J.C. Quinn is Non-Executive Chairman of the Company. For the 6 months ended 31 December 2005, at the request of the Company’s Board, Mr Quinn was engaged by the Company to undertake duties in addition to his role as Non-Executive Chairman of the Company. Mr Quinn’s Short Term remuneration during this period was $18,000 per month. From 1 January 2006, Mr Quinn’s Short Term remuneration reverted to Non-Executive Chairman fees only.

(b)	Mr G.J. Sloan was Managing Director and Chief Executive Officer of the Company until his resignation on 10 August 2007.

(c)
Mr M.W. Bouwmeester was Chief Financial Officer and Company Secretary of the Company until he resigned from these positions on 31 August 2007. Mr J.M.J. Patarica was appointed Deputy Operations Manager on 5 July 2005 and was appointed Operations Manager on 1 November 2005. Mr M. Mitchell was appointed Chief Operating Officer on 1 January 2007 and was appointed Executive General Manager on 10 August 2007. There are no other employees that participate in the executive management of the consolidated entity.

(d)	Mr Phillips was appointed as a director of Perseverance with effect from 24 January 2007.

(e)	Mr Flew was appointed as a director of Perseverance with effect from 24 January 2007.

(f)	Mr Melgaard resigned as a director of Perseverance with effect from 24 April 2007.

(g)	Dr George resigned as a director of Perseverance with effect from 6 August 2007.

(h)	Mr Robinson resigned as a director of Perseverance with effect from 27 August 2007.

(i)
The Company uses the fair value measurement provisions of AASB 2 “Share-based Payment” prospectively for all options granted to directors and relevant executives, which were granted subsequent to 7 November 2002, and have not vested as at 1 July 2004. The fair value of such grants is being amortised and disclosed as part of director and executive emoluments on a straight-line basis over the vesting period. The fair value of the options is calculated at the date of grant using a Binomial model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.

Performance rights granted by Perseverance as part of remuneration

	GRANT DATE	GRANT NUMBER	VALUE OF RIGHTS AT GRANT DATE	VALUE OF RIGHTS GRANTED DURING THE YEAR	VALUE OF RIGHTS EXCERCISED DURING THE YEAR	VALUE OF RIGHTS VESTED DURING THE YEAR	VALUE OF RIGHTS LAPSED DURING THE YEAR	TOTAL VALUE OF RIGHTS GRANTED, EXERCISED AND LAPSED DURING THE YEAR	% REMUNERATION CONSISTING OF RIGHTS FOR THE YEAR

Directors

G.J. Sloan (a)	21 Dec 2006	389,000	$0.22	$85,580	—	—	—	$85,580	23%

(a) Performance rights are exercisable when the vesting conditions are met, and expire 30 November 2016. On 10 August 2007, Mr Sloan resigned as a director of the Company, at which time the performance rights lapsed.

The fair value of performance rights is estimated as at the grant date using a valuation based on management’s assessment of the probability of the performance right condition being achieved. A probability factor of 0.6 has been applied against the share price at the date of granting the options to derive the fair value calculated.

Employee superannuation

Perseverance currently contributes the 9% superannuation guarantee amount for all employees as required by existing superannuation legislation.

Perseverance offers choice of superannuation fund and does not require employees to join a specific superannuation fund, unless required by existing Australian Workplace Agreements.

CORPORATE GOVERNANCE STATEMENT

In recognising the need for the highest standard of corporate behaviour and accountability, the Directors of the Company support and, except as disclosed, have adhered to the principles of corporate governance. The Company’s corporate governance statement is on page 12.

Annual Financial Report
Financial year ended 30 June 2007

DIRECTORS’ SHAREHOLDINGS

At the date of this report, the interests of the Directors in the shares of the Company are:

DIRECTOR		SHARES	UNLISTED OPTIONS

	DIRECT	INDIRECT	DIRECT	INDIRECT
J.C. Quinn	1,506,257	1,282,353	5,000,000(a)	—
C.L. Roberts	200,000	217,840	600,000(b)	—
R.J. Flew	—	100,750	—	—
B. M. Phillips	117,345	—	—	—

(a)
Of the 5,000,000 options issued to Mr J.C. Quinn, 2,818,332 options can be exercised to take up ordinary shares in the company at 9 cents per share at any time on or before 8 February 2011, and 2,181,668 options can be exercised to take up ordinary shares in the company at 9 cents per share at any time on or before 10 March 2011.

(b)	These options were granted under the Perseverance Employee Option Plan. Further details of the number of options and option holder rights are disclosed in Notes 18 and 25 to the financial statements.

DIRECTORS’ INTERESTS AND BENEFITS

No Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of remuneration received or due and receivable by Directors shown in the consolidated financial report) by reason of a contract made by the Company, its controlled entities or a related body corporate with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except for payment to Mr C.L. Roberts for the provision of accommodation facilities in the Fosterville area. Payments for the year totalled $14,788 (2006: $11,756).

ENVIRONMENTAL REGULATION

The operations of the Consolidated Entity in Australia are subject to environmental regulation under the laws of the Commonwealth and the States in which those operations are conducted.

Each mining operation is subject to particular environmental regulation specific to the activities undertaken at that site as part of the licence or approval for that operation. There are also broad industry environmental laws that apply to all mining operations and other operations of the Consolidated Entity. The environmental laws and regulations generally address the potential impact of the Consolidated Entity’s activities in the areas of water and air quality, noise, surface disturbance and the impact upon flora and fauna.

The Executive General Manager reports to the Board on all environmental and health and safety incidents. The Directors are not aware of any environmental matter that would have a materially adverse impact on the overall business of the Consolidated Entity.

TAX CONSOLIDATION

Effective from 1 July 2002, for the purposes of income taxation, the Company and its 100% owned subsidiaries formed a tax consolidated group. Members of the group have not yet entered into a tax funding agreement to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. A tax sharing agreement provides for allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of such default is remote. The head entity of the tax consolidated group is Perseverance Corporation Limited. On 21 February 2007 Leviathan Resources Limited and its controlled entities entered the consolidated group of Perseverance Corporation Limited.

NON-AUDIT SERVICES

The following non-audit services were provided by the Company’s auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided is such that auditor independence is not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax compliance and financial due diligence services	$168,500
Risk Management Framework assistance	$33,800
Acquisition accounting assistance	$27,000

Annual Financial Report
Financial year ended 30 June 2007

AUDITORS INDEPENDENCE DECLARATION

A declaration of independence has been provided by Perseverance’s auditors, Ernst & Young, and is attached to the Directors’ Report.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

During the year the Company paid an insurance premium of $55,000 in respect of a contract insuring each of the Directors named earlier in this report and each full-time executive officer, Director and Secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law.

This report has been made in accordance with a resolution of Directors

Signed this 18th day of September 2007.

J. C. Quinn
Director

B. M. Phillips
Director

Annual Financial Report
Financial year ended 30 June 2007

Corporate Governance Statement

A summary of the Company’s corporate governance practices is set out below. The charters and policies referred to below were adopted by the Board of Directors in June 2005. Further information is available in the Corporate Governance section of the Company’s website www.perseverance.com.au

BOARD OF DIRECTORS

The Board of Directors of Perseverance Corporation Limited is responsible for the corporate governance of the Company. The Board Charter is available on the Company’s website.

The Board guides and monitors the business of the Company on behalf of the shareholders, by whom they are elected and to whom they are accountable. The Board seeks to meet the legitimate expectations of shareholders, while discharging its regulatory obligations and ethical responsibilities.

The key role of the Board is strategy development and the review and approval of plans and budgets. In addition, the Board is responsible for identifying areas of significant business risk and ensuring policies and procedures are in place to adequately manage those risks.

The Board presently comprises four Directors, all of whom are non-executive Directors.

Non-executive Directors

The Company’s non-executive Directors are John Quinn, Brian Phillips, Chris Roberts, and Robert Flew. The non-executive Directors’ qualifications, experience, dates of appointment and details of other listed company directorships are set out in the Directors’ Report and in the Corporate section of the website.

Chairman

John Quinn is the Chairman of the Company. The Company’s policy on the “Role of the Chairman” is posted on the website.

Independence

Three of the four non-executive Directors are independent as defined by the ASXCGC Best Practice Recommendations; Non-executive Chairman John Quinn is not considered to be independent until three years after he ceased to be Executive Chairman of the Company, which occurred in June 2005. The Company does not comply with Best Practice Recommendations 2.1 or 2.2, which recommend that a majority of the Board, including the Chairman, be independent directors.

Managing Director, Chief Executive Officer and Executive General Manager

Graeme Sloan was appointed as a Director in January 2004, was appointed Managing Director and CEO in June 2005 and resigned as a director of the Company on 10 August 2007.

Mark Mitchell was appointed Executive General Manager on 10 August 2007. Mr Mitchell is responsible for communication with senior management, the day-to-day administration and management of the Company, and keeping the Board properly informed.

The Company’s policy on the “Role of the CEO” is posted on the website. The Board reviews and provides feedback on the CEO’s performance, and is responsible for the appointment and removal of the CEO.

AUDIT COMMITTEE

The Audit Committee shall comprise at least three Non-executive Directors, as set out in the Audit Committee Charter posted on the website. Present members of the Committee are Robert Flew (Chairman of the Audit Committee), Brian Phillips and John Quinn.

The purpose of the Audit Committee is to assist the Board with the Company’s financial reporting, internal control structure, risk management systems and other functions. Its primary responsibility is to oversee the Company’s financial reporting process and report the results of its activities to the Board. The Committee is also responsible for making recommendations to the Board on the appointment, removal and remuneration of the auditors, and monitoring their effectiveness and independence.

The Audit Committee meets in order to:

•	review and approve plans for the annual audit;

•	review and approve the half-year financial report;

Annual Financial Report
Financial year ended 30 June 2007

•	update the plans for the annual audit; and

•	review and approve the annual financial report.

The Audit Committee discusses with senior management and the auditors, and reports to the Board, on the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor and manage business risk, and legal and ethical compliance programs (including the Company’s Code of Conduct).

In fulfilling its responsibilities the Committee receives regular reports from senior management and the auditors. The Committee ensures there are clear lines of communication between the Committee, the auditors and management. The auditor attends the Annual General Meeting of the Company to answer questions about the audit.

The Committee has authority, in carrying out its duties, to seek information from any employee, and to obtain external legal or other independent professional advice. The Committee requires the persons performing the CEO and CFO functions to sign off on the Company’s financial reports and the soundness of the Company’s risk management and internal compliance and control systems.

The Committee reports to the Board after each Committee meeting and Audit Committee minutes are provided to all Directors.

REMUNERATION COMMITTEE

The Remuneration Committee consists of John Quinn and Brian Phillips. The main tasks of the Committee are to review the performance of the CEO and senior management, and to review in line with best practice the Company’s remuneration levels and employee incentive plans. The incentive plans presently consist of an Employee Option Plan and a Performance Rights Plan, last approved by shareholders at the 2004 Annual General Meeting.

Non-executive Directors receive no retirement benefits in addition to statutory entitlements.

The Committee generally meets twice each year and reports to the Board after each Committee meeting, with Remuneration Committee minutes provided to all Directors.

The Company’s Remuneration Committee Charter is posted on the website.

NOMINATION POLICY

The Board believes that a Nomination Committee is not warranted by a company the size of the Company. The Company does not comply with Best Practice Recommendation 2.4, which recommends that the Company have a Nomination Committee.

The Board’s Nomination Policy aims to preserve a mix of relevant skills and experience on the Board and sets out the procedure for the appointment of Non-executive Directors.

The Company’s Nomination Policy is posted on the website.

BOARD PERFORMANCE REVIEW POLICY

The Board periodically reviews its own performance and that of its committees. The Board’s Performance Review Policy is posted on the website.

INDEPENDENT ADVICE POLICY

Directors have the right, in connection with the discharge of their responsibilities, to seek independent professional advice at the Company’s expense. Prior approval of the Chairman is required.

The Company’s Independent Advice Policy is posted on the website.

CONTINUOUS DISCLOSURE POLICY

The Company keeps the market fully informed by releasing to ASX all information concerning the Company and its activities that a reasonable person would expect to have a material effect on the price of the Company’s securities.

Information disclosed to ASX is posted on the website. When analysts are briefed on aspects of the Company’s operations, the material to be used in the presentation must have previously been released to the ASX and posted on the website.

Annual Financial Report
Financial year ended 30 June 2007

The Company’s Continuous Disclosure Policy is posted on the website.

SHARE TRADING POLICY

The Companies Share Trading Policy prohibits trading in Company securities by Directors, employees and the Company’s consultants or advisers while in possession of price-sensitive information. The Chairman (in the case of trading by Directors), CEO or Company Secretary must be notified beforehand of proposed trading in Company securities.

The Company’s Share Trading Policy is posted on the website.

CODE OF CONDUCT

The Board has adopted a Code of Conduct that seeks to foster high standards of ethics and accountability among Company employees and Directors. The Code sets out guidelines on a variety of matters, including occupational health and safety, the environment, equal employment opportunity, harassment and discrimination, confidentiality, insider trading, privacy, continuous disclosure, use of Company property, gifts, information technology and conflicts of interests.

The Company’s Code of Conduct is posted on the website.

Annual Financial Report
Financial year ended 30 June 2007

Auditor’s Independence Declaration to the Directors of Perseverance Corporation Limited

In relation to our audit of the financial report of Perseverance Corporation Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Brett Croft
Partner
18 September 2007

Liability limited by a scheme approved under
Professional Standards Legislation.

Annual Financial Report
Financial year ended 30 June 2007

Balance Sheet AS AT 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
	NOTES	2007 ($)	2006 ($)	2007 ($)	2006 ($)

CURRENT ASSETS
Cash and cash equivalents	21(b)	11,418,840	18,370,653	38,680	10,961,468
Trade and other receivables	3	5,361,005	3,463,925	1,474,988	672,424
Inventories	4	13,508,031	7,260,969	—	—
Derivatives	28	—	35,146	—	—

TOTAL CURRENT ASSETS		30,287,876	29,130,693	1,513,668	11,633,892

NON-CURRENT ASSETS
Intangible assets	6	24,281,447	—	—	—
Goodwill	6	8,214,537	—	—	—
Receivables	3	—	—	42,103,133	32,724,855
Other financial assets	5	—	—	52,971,894	202
Property, plant & equipment	7	97,554,151	87,720,289	9,420	—
Mining properties	8	30,664,979	12,518,928	—	—

TOTAL NON-CURRENT ASSETS		160,715,114	100,239,217	95,084,447	32,725,057

TOTAL ASSETS		191,002,990	129,369,910	96,598,115	44,358,949

CURRENT LIABILITIES
Trade and other payables	9	26,906,988	12,462,189	19,890,793	—
Interest bearing loans and borrowings	10	4,826,280	6,307,029	—	—
Provisions	12	4,361,784	507,258	—	—
Derivatives	28	35,620,978	50,289,959	—	—

TOTAL CURRENT LIABILITIES		71,716,030	69,566,435	19,890,793	—

NON-CURRENT LIABILITIES
Interest bearing loans and borrowings	10	24,465,750	12,500,000	—	—
Convertible notes	11	34,743,835	34,365,425	34,743,835	34,372,172
Provisions	12	9,192,230	3,080,711	—	—
Deferred tax liability	16	7,981,629	—	—	—

TOTAL NON-CURRENT LIABILITIES		76,383,444	49,946,136	34,743,835	34,372,172

TOTAL LIABILITIES		148,099,474	119,512,571	54,634,628	34,372,172

NET ASSETS		42,903,516	9,857,339	41,963,487	9,986,777

EQUITY
Issued capital	13	175,290,844	122,864,228	175,290,844	122,864,228
Reserves	14	1,847,980	1,489,247	1,847,980	1,489,247
Retained losses	14	(134,235,308)	(114,496,136)	(135,175,337)	(114,366,698)

TOTAL EQUITY		42,903,516	9,857,339	41,963,487	9,986,777

The accompanying notes form an integral part of this Balance Sheet.

Annual Financial Report
Financial year ended 30 June 2007

Income Statement YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
	NOTES	2007 ($)	2006 ($)	2007 ($)	2006 ($)

Revenues
Sales revenue	2	115,857,494	62,884,572	—	—
Other revenue	2	1,362,265	1,061,936	331,312	607,313

Total revenue		117,219,759	63,946,508	331,312	607,313

Expenses
Treatment expenses		(24,872,137)	(16,910,278)	—	—
Underground mining expenses		(19,851,875)	—	—	—
Surface mining expenses		(8,528,309)	(14,803,506)	—	—
Mine geology expenses		(7,493,431)	(1,711,428)	—	—
Engineering & maintenance expenses		(5,827,307)	(4,051,463)	—	—

Cost of sales	2	(66,573,059)	(37,476,675)	—	—

Gross profit		50,646,700	26,469,833	331,312	607,313

Sustainability expenses		(932,505)	(910,072)
Administration & corporate expenses		(7,678,979)	(3,992,017)	(1,585,739)	(1,350,501)
Employee benefits	2	(1,662,498)	(364,534)	(79,043)	(38,908)
Exploration expenses		(8,616,456)	(3,846,503)	—	—
Depreciation and amortisation	2	(45,362,478)	(26,403,222)	(404)	—
Other (expenses)/income	2	(688,566)	9,124	(16,356,573)	(79,074,611)

Loss before income tax expense, finance costs and movement in fair value of derivatives and impairment		(14,294,782)	(9,037,391)	(17,690,447)	(79,856,707)

Finance costs	2	(4,928,985)	(3,645,895)	(3,118,192)	(179,146)
Benefit/ (loss) movement in fair value of derivatives	2	10,677,226	(46,342,460)	—	—
Impairment of property, plant &	2b	(13,880,000)	—	—	—
equipment & mining development

Loss before income tax expense		(22,426,541)	(59,025,746)	(20,808,639)	(80,035,853)

Income tax benefit	16	2,687,371	—	—	—

Net loss attributable to members of Perseverance Corporation Limited	14	(19,739,170)	(59,025,746)	(20,808,639)	(80,035,853)

Earnings per share (cents per share) – basic for profit/(loss) for the year attributable to equity shareholders of the parent	15	(3.08)	(10.31)

– diluted for profit/(loss) for the year attributable to equity shareholders of the parent	15	(3.08)	(10.31)

The accompanying notes form an integral part of this Income Statement.

Annual Financial Report
Financial year ended 30 June 2007

Cash Flow Statement YEAR ENDED 30 JUNE 2007

		CONSOLIDATED		THE COMPANY
	NOTES	2007 ($)	2006 ($)	2007 ($)	2006 ($)

		INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers (inclusive of GST)		105,531,918	61,292,303	—	38,598
Payments to suppliers and employees (inclusive of GST)		(76,702,308)	(48,577,579)	(10,410,501)	(4,828,879)
GST received from Australian Tax Office		11,287,492	5,762,539	7,971,235	5,762,539
Interest received		740,180	684,426	331,312	607,313
Interest paid		(4,597.382)	(3,515,293)	(2,875,910)	(1,434,890)

NET CASH FLOWS FROM /(USED IN) OPERATING ACTIVITIES:	21	36,259,900	15,646,396	(4,983,864)	144,681

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for development activities		(42,283,142)	(12,398,915)	—	—
Payments for property, plant & equipment		(10,258,392)	(9,169,136)	(9,824)	—
Payments for exploration activities		(8,616,456)	(3,846,503)	—	—
Net cash from acquisition in subsidiary	27	15,658,018	—	—	—
Cost incurred on acquisition of subsidiary		(607,199)	—	(607,199)
Receipts from sale of property, plant & equipment		9,306	—	—	—
Proceeds from sales of subsidiary/ investment		208,683	—	—	—

NET CASH FLOWS USED IN INVESTING ACTIVITIES:		(45,889,182)	(25,414,554)	(617,023)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issues of shares		62,122	221,135	62,122	221,135
Security deposits received		—	5,000	—	5,000
Net proceeds from convertible note issue		—	34,365,425	—	34,365,425
Advances of borrowings		23,125,000	6,200,000	371,995	—
Repayment of borrowings		(18,371,258)	(13,523,014)	(5,756,018)	—
Advances to related entities		—	—	—	(24,168,386)
Principal repayment of finance leases		(2,138,395)	385	—	—

NET CASH FLOWS FROM FINANCING ACTIVITIES:		2,677,469	27,268,931	(5,321,901)	10,423,174

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS HELD		(6,951,813)	17,500,773	(10,922,788)	10,567,855
Cash and cash equivalents at the beginning of the financial year		18,370,653	869,880	10,961,468	393,613

CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	21	11,418,840	18,370,653	38,680	10,961,468

The accompanying notes form an integral part of this statement of cash flows.

Annual Financial Report
Financial year ended 30 June 2007

Statement of Changes in Equity YEAR ENDED 30 JUNE 2007

	Attributable to equity holders of the parent

			Reserves

Consolidated	Issued Capital ($)	Retained Earnings ($)	Convertible Notes – Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2005	122,643,094	(51,551,291)	—	224,340	71,316,143

Application of AASB 132 and AASB 139	—	(3,919,099)	—	—	(3,919,099)

Net income/(loss) recognised directly in equity	—	(3,919,099)	—	—	(3,919,099)

Loss for the period	—	(59,025,746)	—	—	(59,025,746)

Total recognised income/(loss) for the period	—	(62,944,845)	—	—	(62,944,845)

Equity transactions:
Exercise of options	221,134	—	—	—	221,134
Issue - convertible notes – equity component	—	—	951,113	—	951,113
Cost of share-based payment	—	—	—	313,794	313,794

Total equity transactions	221,134	—	951,113	313,794	1,486,041

At 30 June 2006	122,864,228	(114,496,138)	951,113	538,134	9,857,339

Net income recognised directly in equity:
Loss for the period	—	(19,739,170)	—	—	(19,739,170)

Total recognised income for the year	—	(19,739,170)	—	—	(19,739,170)

Equity transactions:
Equity issued on acquisition of Leviathan Resources Limited	52,364,494	—	—	—	52,364,494
Exercise of options	62,122	—	—	—	62,122
Cost of share-based payment	—	—	—	358,733	358,733

Total equity transactions	52,426,616	—	—	358,733	52,785,349

At 30 June 2007 attributable to members	175,290,844	(134,235,308)	951,113	896,867	42,903,516

Total Equity as at 30 June 2007	175,290,844	(134,235,308)	951,113	896,867	42,903,516

Annual Financial Report
Financial year ended 30 June 2007

Statement of Changes in Equity YEAR ENDED 30 JUNE 2007

	Attributable to equity holders of the parent

			Reserves

Parent	Issued Capital ($)	Retained Earnings ($)	Convertible Notes – Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2005	122,643,094	(34,330,845)	—	224,340	88,536,589

Application of AASB 132 and AASB 139	—	—	—	—	—

Net income/(loss) recognised directly in equity	—	—	—	—	—

Loss for the period	—	(80,035,853)	—	—	(80,035,853)

Total recognised income/(loss) for the period	—	(80,035,853)	—	—	(80,035,853)

Exercise of options	221,134	—	—	—	221,134
Issue - convertible notes – equity component	—	—	951,113	—	951,113
Cost of share-based payment	—	—	—	313,794	313,794

Total equity transactions	221,134	—	951,113	313,794	1,486,041

At 30 June 2006	122,864,228	(114,366,698)	951,113	538,134	9,986,777
Net income recognised directly in equity:
Loss for the period	—	(20,808,639)	—	—	(20,808,639)

Total recognised income for the year	—	(20,808,639)	—	—	(20,808,639)

Equity transactions:
Equity issued on acquisition of Leviathan Resources Limited	52,364,494	—	—	—	52,364,494
Exercise of options	62,122	—	—	—	62,122
Cost of share-based payment	—	—	—	358,733	358,733

Total equity transactions	52,426,616	—	—	896,867	52,785,349

At 30 June 2007	175,290,844	(135,175,337)	951,113	896,867	41,963,487

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

1.             Summary of Significant Accounting Policies

CORPORATE INFORMATION

The financial report of Perseverance Corporation Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 18 September 2007.

Perseverance Corporation Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange.

The nature of the operations and principal activities of the Group are described in the Directors’ Report.

BASIS OF PREPARATION

(A)          Basis of Preparation

The consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on a historical cost basis except for:

•	the carrying values of derivatives which are adjusted to record changes in the fair values attributable to the financial instrument, and

•	the assets acquired and the liabilities and contingent liabilities assumed at acquisition at fair value based on the purchase method of accounting outlined in 1(c) below.

The financial report is presented in Australian dollars.

(B)          Statement of Compliance

Except for the amendments to AASB 101 Presentation of Financial Statements, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual report period ending 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group

AASB 200510	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures.	1 January 2007	AASB 7 is a disclosure standard and so will have no direct impact on the amounts included in the Group’s financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group’s financial report.	1 July 2007

AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 Interim Financial Reporting and Impairment.	1 March 2007	This is consistent with the Group’s existing accounting policies for share-based payments so will have no impact.	1 July 2007

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(B)          Statement of Compliance (Continued)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group

AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 Service Concession Arrangements.	1 January 2007	As the Group currently has no service concession arrangements or publicprivate-partnerships (PPP), it is expected that this Interpretation will have no impact on its financial report.	1 July 2007

AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements. However the new standard is expected to have an impact on the Group’;s segment disclosures as segment information based on management reports are more detailed than those currently reported under AASB 114.	1 July 2009

AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007

AASB 8	Operating Segments	This new standard will replace AASB 114 Segment Reporting and adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(B)          Statement of Compliance (Continued)

AASB Interpretation 10	Interim Financial Reporting and Impairment	Addresses an inconsistency between AASB 134 Interim Financial Reporting and the impairment requirements relating to goodwill in AASB 136 Impairment of Assets and equity instruments classified as available for sale in AASB 139 Financial Instruments: Recognition and Measurement.	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139 to take precedence over the more general statement in AASB 134 is not expected to have any impact on the Group’s financial report.	1 July 2007

AASB Interpretation 11	Group and Treasury Share Transactions	Specifies that a share-based payment transaction in which an entity receives services as consideration for its own equity instruments shall be accounted for as equity-settled.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007

AASB Interpretation 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2007	Refer to AASB 2007-2 above.	1 July 2007

* designates the beginning of the applicable annual reporting period

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS).

(C)          Summary of Significant Accounting Policies

(I) Basis of consolidation

The consolidated financial statements comprise the financial statements of Perseverance Corporation Limited and its subsidiaries as at 30 June each year (the Group).

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combinations to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(II) Business combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market prices as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(III) Interest in a jointly controlled operation

The Group has an interest in a joint venture that is a jointly controlled operation. A joint venture is a contractual arrangement whereby two or more parties undertake and economic activity that is subject to joint control. A jointly controlled operation involves use of assets and other resources of the venturers rather than establishment of a separate entity. The Group recognises its interest in the jointly controlled operation by recognising its interest in the assets and the liabilities of the joint venture. The Group also recognises the expenses that it incurs and its share of the income that it earns from the sale of goods or services by the jointly controlled operation.

The Group’s interest in its joint venture operations is accounted for by recognising the Group’s assets it controls and liabilities it incurs from the joint venture, as well as expenses incurred by the Group and the Group’s share of income that it earns from the sale of product by the joint venture, in the consolidated financial statements.

(IV) Mineral exploration, evaluation and development expenditure

Exploration, evaluation and development expenditure incurred by the Group is accumulated for each separate area of interest. Accumulated exploration, evaluation and development expenditure on areas of interest are carried forward where costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Where exploration and/or evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, the costs may be carried forward or expensed.

Expenditure on areas that have been abandoned, or considered to be of no value, is written off or expensed. For those areas in which extraction of ore has commenced, accumulated costs are amortised over the expected gold reserves written off on a unit of gold production basis. Estimates of gold reserves are revised annually.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(V) Mine property, plant and equipment

Plant, equipment, land and buildings are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated either on a units of production or a straight-line basis over the estimated useful life of the asset as follows:

	LIFE	METHOD

Buildings on mining leases	10 years	Straight line
Motor vehicles	4 years	Straight line
Office equipment	5 years	Straight line
Plant and equipment – mining operations	7 years	Units of Production
Mining properties	7 years	Units of Production
Plant and equipment – other	5 years	Straight line

Specifically, pre-stripping costs, and mining costs associated with accessing the ore, are progressively capitalised as such expenditure is incurred, and amortised over the life of the surface pit or underground region to which such costs relate on a units of production basis.

Land is carried at cost.

Mining properties consists of assets in development (including underground mine development) and deferred mining costs associated with capitalised pre-stripping activity and other costs associated with accessing the ore body and preparation for production operations. When development costs meet phase completion criteria, these costs are transferred to property, plant and equipment.

Disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on de-recognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the assets) is included in profit or loss in the year the asset is derecognised.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each balance sheet date when events or changes in circumstances indicate the carrying value may not be recoverable. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Plant and associated infrastructure are assessed on a Fosterville Gold Mine cash generating unit basis and a Stawell Gold Mine cash generating unit basis. If an indication of impairment exists, and where the carrying values exceed the estimated recoverable amount, the assets of the cash-generating unit are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax real discount rate that reflects current market assessments of the Company’s cost of capital and the risks specific to the asset.

Land is assessed for impairment at each balance sheet date when events or changes in circumstances indicate the carrying value may not be recoverable. For property, plant and equipment, impairment losses are recognised in the income statement as a separate expense item.

(VI) Finance Costs

Finance costs are recognised as an expense when incurred. Finance costs include costs associated with the unwinding of discounted non current liabilities.

(VII) Research and development

Research costs are expensed as incurred. No development costs other than those relating to mining properties and infrastructure are capitalised.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(VIII) Inventory

Work in progress

Work in progress, including ore stock, is valued at the lower of average cost and net realisable value. Cost represents the weighted average cost and includes direct attributable costs associated with bringing ore to the processing plant and ore in circuit.

Net Realisable Value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Deferred Mining

Deferred Mining costs associated with the mining of ore once it has been accessed are progressively capitalised as expenditure is incurred, and amortised over the life of the surface pit or underground region to which such costs relate on a units of production basis.

Stores

Stores represent consumable supplies and maintenance spares and are valued at the lower of cost and net realisable value on a first in first out basis.

(IX) Trade and other receivables

Trade receivables are recognised and carried at original income amount less an allowance for any uncollectible amounts. Proceeds from gold sales are generally received within 11 trading days.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(X) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(XI) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

(XII) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(XIII) Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance (interest) cost.

The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

The corresponding interest on convertible notes is expensed to the income statement.

Issue costs are apportioned between the liability and equity components of the convertible note based on the same allocation of proceeds to the liability and equity components when the instruments are first recognised.

(XIV) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to passage of time is recognised as a finance (interest) cost.

Employee Provisions

Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave and long service leave. All on-costs, including payroll tax, workers’ compensation premiums and superannuation are included in the determination of provisions.

Provision for annual leave and the current portion of long service leave are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. The non-current portion of the long service leave provision is measured at the present value of estimated future cash flows. The present value of future cash outflows reflect estimated increases in entitlement costs and discount rates based on government issued securities.

Restoration and Rehabilitation Provisions

Costs of rehabilitation work, including reclamation, plant closure and monitoring is provided for on the basis of the present value of estimated future rehabilitation expenditures. When a constructive obligation to rehabilitate is identified or revised, a corresponding asset is recognised on the same basis as the determination of the provision. The asset recognised is amortised to the profit and loss account progressively on a units of production basis. A charge is also made to the profit or loss account for the interest component, representing the unwinding of the present value of the provision account.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(XV) Share-based payment transactions

The Group provides benefits to employees and executive directors through the Perseverance Employee Performance Rights Plan and the Perseverance Employee Share Option Plan, which provides benefits to certain employees in exchange for services.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined with reference to a valuation performed under the binomial method.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Perseverance Corporation Limited (‘market conditions’).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting period’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

If the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(XVI) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Assets acquired under finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payment and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance (interest) charges are charged directly against income.

Operating lease assets are not capitalised and rental payments are charged against operating profit in the period in which they are incurred.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(XVII) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales of gold

Gold sales revenue is recognised as the bars are delivered from the mine site. It is at this point where the risks and rewards of ownership are considered passed, and the transaction costs can be measured reliably.

Interest

Revenue is recognised when the Group controls the right to receive interest payments.

(XVIII) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•
When the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilised, except:

•
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and the taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(XIX) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•
Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(XX) De-recognition of financial assets and financial liabilities

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The right to receive cash flows from the asset have expired;

•	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•
The Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities

A financial liability is de-recognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(XXI) Derivative financial instruments

The Group uses derivative financial instruments such as gold commodity flat forward contracts and interest rate swaps to hedge and manage its risks associated with gold price and interest rate fluctuations. Such derivative financial instruments are stated at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Any gains or losses from changes in the fair value of derivatives, except for those that qualify as cash flow hedges (if applicable) are taken directly to net profit or loss for the year.

The fair value of gold commodity flat forward contracts are calculated by reference to quotes from external counterparties using standard valuation techniques based on movements in the forward gold price applicable to the contracts held.

The Group enters into interest rate swap agreements which are used to convert the variable interest rate of its short term borrowings to medium term fixed interest rates. The swaps are entered into with the objective of reducing the risk to the Group of rising interest rates.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

(XXII) Investments and other financial assets

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. When financial assets are recognised initially, they are measure at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and when allowed and appropriate, re-evaluates the designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.

Loans and receivables including loan notes and loans to key management personnel are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair values are determined using valuation techniques. Such techniques include: using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgemental inputs to a minimum.

(XXIII) Contributed Equity

Ordinary shares are classified as equity. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(XXIV) Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	costs of servicing equity (other than dividends);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•
other non-discretionary changes in revenues or expenses during the period which would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

(C) Summary of Significant Accounting Policies (Continued)

(XXV) Goodwill and intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

•	is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format determined in accordance with AASB 114 Segment Reporting.

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs and mining properties, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Mining Rights	Exploration Rights
Useful life	Stawell Gold Mine reserves	Length of tenure over exploration licenses
Amortisation method used	Units of Production	Straight line
Impairment Testing	Annually or more frequently when an indication of impairment exists	Annually or more frequently when an indication of impairment exists

(XXVI) Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements

No specific accounting judgements are noted which have a significant impact on the financial statements other than the Company’s assessment of the forecast service period of its employees for long service leave determination purposes.

(ii) Significant accounting estimates and assumptions

Estimation of recoverable amount of assets

The Company determines the recoverable amount of mining properties and property, plant and equipment based on estimation of future gold prices, plant recovery rates and gold reserve estimates. An impairment loss of $13.88m was recognised in the 2007 year on the basis of estimates disclosed in Note 2(a).

Rehabilitation cost estimate

The Company has estimated future rehabilitation costs based on external and internal cost assessments.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

Fair Value of net assets on acquisition of a business

The group determines the fair value of net assets acquired based on valuations performed by external parties and internal assessments.

Equity

The Group measures the cost of equity-settled transactions by reference to the fair value of equity instruments measured at grant date. The fair value is determined using a binomial model using the assumptions detailed in Note 25.

Impairment testing of goodwill and intangible assets

The Company’s goodwill and intangible (mining right and exploration right) balances have arisen from the acquisition of Leviathan Resources Limited and have been allocated fully to the Stawell Gold Mine cash generating unit for impairment testing purposes. Based on the assumptions in note 2(a), there is no impairment of these balances at 30 June 2007. The assumption with the greatest degree of sensitivity to impact these calculations is the gold price per ounce. An assumption of A$800 per ounce has been applied to these calculations at 30 June 2007. Each A$1 movement in the gold price has approximately a $280,000 impact on the total forecast cashflows of the Stawell Gold Mine.

(XXVII) Going Concern

The financial report is prepared on a going concern basis, which assumes that the Company and consolidated group will be able to generate or source such additional funding as is required to finance its activities including continuing investment in mine development at the Fosterville and Stawell gold mines. This mine development is essential to enable continuation of gold production.

The Company and consolidated group current forecasts indicate that operating surpluses in the short term may be insufficient to fund the activity that is planned including investment in mine development. Accordingly the Company and the consolidated group expects to be cash flow negative in the 2007/2008 year. Cash on hand as at 30 June 2007 together with the capital raising of $25.5 million (after costs) completed on 30 August 2007 may not be sufficient to fund all planned activities, including exploration activity and maintain an adequate working capital base. Accordingly the Company and members of the consolidated group may be required to (1) restructure existing finance facilities with its bankers, the ANZ Banking Group Limited (“ANZ”); (2) increase borrowings; (3) raise additional equity capital; (4) consider alternate financial instruments or (5) a combination of the foregoing.

The amount and timing of any additional funding requirements is the subject of ongoing review of the Company’s and consolidated group’s cash flows and operating plans. The principal factor that will influence the requirement will be the performance of the Fosterville and Stawell gold mines compared to current forecasts. Those forecasts incorporate a large number of assumptions and variables. The main assumptions or variables that will impact actual mine performance will be gold production, gold price and operating and capital costs.

At 30 June 2007, the Company has undrawn lines of approximately $1.9 million under a revolving credit facility with ANZ entered into in May 2007. Subsequent to year end, the ANZ has extended an additional temporary facility of $5 million, which remains undrawn. The Company is in dialogue with ANZ with a view to restructuring the existing facilities to better meet the Company’s needs. No commitments have been made by ANZ in relation to restructuring, however the Company has no reason to believe that ANZ’s continued support will not be forthcoming.

The Company will give consideration to further equity raisings, and is considering a range of other financial and strategic alternatives.

The ability of both the Company and the consolidated group to continue as a going concern may be dependent on funding or restructuring arrangements being completed in a satisfactory manner.

At the date of this report, in the Directors’ opinion there are reasonable grounds to expect that the Company’s operational and financial performance will meet expectations and that any such fund raising or restructuring activities will be successful, and that both the Company and the consolidated group will be able to continue as a going concern. However, if operational and financial performance does not meet expectations and the efforts to facilitate a fund raising or a restructuring of finance facilities are unsuccessful, both the Company and the consolidated group may not be able to continue as a going concern.

No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should both the Company and the consolidated group not continue as a going concern.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

2. REVENUE AND EXPENSES

REVENUES
Sales Revenues
Gold sales	115,857,494	62,884,572	—	—

Other Revenues
Interest received from other persons	740,180	684,426	331,312	607,313
Other	622,085	377,510	—	—

Total other revenues	1,362,265	1,061,936	331,312	607,313

Total revenues	117,219,759	63,946,508	331,312	607,313

Cost of sales (i)	66,573,059	37,476,675	—	—

EXPENSES

Employee Benefits
Employee superannuation expense	1,662,498	364,534	79,043	38,908

Depreciation and Amortisation
Depreciation of:
Buildings	228,168	105,030	—	—
Plant & equipment	16,502,448	12,208,451	404	—

Total depreciation	16,730,616	12,313,481	404	—

Amortisation of rehabilitation costs	293,442	245,047	—	—
Amortisation of mining property
- Development phase	6,678,541	1,340,157	—	—
- Deferred mining	21,659,879	12,504,537	—	—

Total amortisation	28,631,862	14,089,741	—	—

Total depreciation and amortisation	45,362,478	26,403,222	404	—

Finance Costs
Interest paid or payable to :
Other unrelated persons	4,337,049	3,293,972	2,875,910	—
Restoration provision interest unwinding	245,230	122,691	—	—
Convertible notes interest unwinding	118,559	56,187	118,559	56,187
Share based payments expense (ii)	123,723	122,959	123,723	122,959
Employee benefits interest unwinding	104,424	50,086	—	—

Total finance costs	4,928,985	3,645,895	3,118,192	179,146

(i) Cost of sales comprises underground mining, surface mining, mine geology, treatment, engineering and maintenance expenses.

(ii) Share based payments expense comprises costs associated with the granting of options to the ANZ Bank pursuant to the terms of the debt facility disclosed in Note 10.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

2. PROFIT AND LOSS ITEMS (CONTINUED)
(Benefit)/loss on movement in fair value of derivatives
Gold forwards	(10,685,125)	46,327,845	—	—
Interest rate swaps	7,899	14,615	—	—

	(10,677,226)	46,342,460	—	—

OTHER EXPENSE ITEMS
Provision for non-recovery of related party receivables	—	—	16,121,563	78,883,776
Provision for employee entitlements	608,869	47,886	—	—
Provision/(credit) for restoration and rehabilitation	(175,903)	(247,845)	—	—
Net loss on disposal of property, plant and equipment	20,590	—	—	—
Expense from recognition of employee related share based payment expenses	235,010	190,835	235,010	190,835

	688,566	(9,124)	16,356,573	79,074,611

(a)   Impairment tests for Fosterville Gold Mine and Stawell Gold Mine

The Perseverance Group comprises two separate cash-generating units (CGU) for impairment testing purposes as follows:

• Fosterville Gold Mine; and

• Stawell Gold Mine.

Fosterville Gold Mine

The recoverable amount of the Fosterville Gold Mine assets has been determined based on a value in use calculation using cash flow projections based on a life of mine which extends to 2014 and a gold price of $A800 per ounce. The discount rate applied to cash flow projections is a pre-tax real discount rate of 10%. Cash flow projections have no inflationary impact built in. The discount rate has been determined with reference to the Company’s weighted average cost of capital (WACC) adjusted for risks specific to the Fosterville CGU.

Stawell Gold Mine

The recoverable amount of the Stawell Gold Mine assets has been determined based on a value in use calculation using cash flow projections based on a life of mine which extends to 2010 and a gold price of $A800 per ounce. The discount rate applied to cash flow projections is a pre-tax real discount rate of 9%. Cash flow projections have no inflationary impact built in. The discount rate has been determined with reference to the Company’s WACC adjusted for risks specific to the Stawell CGU.

(b) Impairment charge

The impairment charge of $13.88 million arose relating to the Fosterville Gold Mine CGU following a review of the life of mine plan. The Company has impaired the Fosterville assets within the CGU based on a pro-rata allocation to development assets and plant and equipment as follows:

Impairment charge
Property plant & equipment	10,410,000	—	—	—
Mining properties	3,470,000	—	—	—

Total impairment charge	13,880,000	—	—	—

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

(c) Impairment charge (Continued)

Key assumptions

(i)	All future gold is sold at A$800 per ounce.

(ii)	The discount rate is the weighted average cost of capital which reflects site and industry specific risks and cost of debt and equity.

(iii)	The financials used are real figures and ignore inflationary impacts.

(iv)	Gold produced of 828,627 ounces for Fosterville mine.

(v)	Gold recovery rates increasing progressively to 90%.

(vi)	Cash costs per ounce average A$511 over the remaining life of mine.

These assumptions differ to the value in use calculations performed in prior periods to reflect changes in circumstances.

3. RECEIVABLES
CURRENT
Trade debtors (a)	5,321,582	3,237,104	1,474,988	672,424
Prepayments	39,423	226,821	—	—

	5,361,005	3,463,925	1,474,988	672,424

(a) Trade debtors are non-interest bearing.

NON-CURRENT
Amounts owing by controlled entities	—	—	159,875,561	133,873,524
Less provision for non-recovery	—	—	(117,772,428)	(101,148,669)

	—	—	42,103,133	32,724,855

4. INVENTORIES
ROM pad and circuit stocks	6,562,481	3,401,230	—	—
Deferred mining	563,470	2,067,872	—	—
Stores	6,097,673	1,791,867	—	—
Finished goods	284,407	—	—	—

	13,508,031	7,260,969	—	—

5. OTHER FINANCIAL ASSETS
Unlisted shares in controlled entities (refer Note 27)	—	—	52,971,894	202

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

6. INTANGIBLE ASSETS
MINING RIGHTS
Year ended 30 June 2007
Opening net book amount	—	—	—	—
Acquisitions of subsidiary*	28,800,000	—	—	—
Amortisation charge**	(7,258,777)	—	—	—

Closing net book amount	21,541,223	—	—	—

* Refer to note 27
** Amortisation of $7,258,777 (2006: $Nil) is included in depreciation and amortisation expense in the income statement.

EXPLORATION RIGHTS
Year ended 30 June 2007
Opening net book amount	—	—	—	—
Acquisitions of subsidiary*	3,500,000	—	—	—
Amortisation charge**	(759,776)	—	—	—

Closing net book amount	2,740,224	—	—	—

* Refer to note 27
** Amortisation of $759,776 (2006: $Nil) is included in depreciation and amortisation expense in the income statement.

Mining and exploration rights
Mining and exploration rights have been acquired through business combinations and are carried at cost less accumulated amortisation

GOODWILL
Year ended 30 June 2007
Opening net book amount	—	—	—	—
Acquisitions of subsidiary	8,214,537	—	—	—
Impairment charge	—	—	—	—

Closing net book amount	8,214,537	—	—	—

Goodwill
After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

7. PROPERTY, PLANT & EQUIPMENT
LAND AND BUILDINGS
Opening balance at cost	3,008,465	2,070,575	—	—
Additions	2,382,306	937,890	—	—

Closing balance	5,390,771	3,008,465	—	—

Accumulated depreciation
Opening balance	338,471	233,441	—	—
Depreciation for the year	228,168	105,030	—	—

Closing balance	566,639	338,471	—	—

Net book value	4,824,131	2,669,994	—	—

PLANT & EQUIPMENT UNDER LEASE
Opening balance at cost	106,094	85,305	—	—
Additions	7,442,605	20,789	—	—

Closing balance (a)	7,548,699	106,094	—	—

Accumulated depreciation
Opening balance	51,310	25,513	—	—
Depreciation for the year	1,995,575	25,797	—	—

Closing balance	2,046,885	51,310	—	—

Net book value	5,501,814	54,784	—	—

(a) Assets under lease are pledged as security for the associated lease liabilities

PLANT & EQUIPMENT
Opening balance at cost	100,684,500	80,718,943	—	—
Additions	27,381,299	8,210,457	9,824	—
Transfer from production development	—	11,755,100	—	—
Disposal – written off	(94,993)	—	—

Closing balance	127,970,806	100,684,500	9,824	—

Accumulated depreciation
Opening balance	15,688,988	3,261,288	—	—
Depreciation for the year	14,643,613	12,427,700	404	—

Closing balance	30,332,601	15,688,988	404	—

Net book value	97,638,205	84,995,512	9,420	—

Total non-current property, plant and equipment, net	107,964,150	87,720,289	—	—

Less impairment related to property plant and equipment	(10,410,000)	—	—	—

Net book value post impairment	97,554,151	87,720,289	9,420	—

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

8. MINING PROPERTIES

Eploration, evaluation and development costs carried forward in respect of mining areas of interest
Production phase – development
Balance at beginning of year	6,546,477	14,683,969	—	—
Additions	22,957,157	3,617,608	—	—
Transfer to plant and equipment	—	(11,755,100)	—	—

Closing balance	29,503,634	6,546,477	—	—

Less amortisation
Balance at beginning of year	2,928,869	2,928,869	—	—
Additions	6,678,541	—	—	—

Closing balance	9,607,410	2,928,869	—	—

Net book value – development	19,896,224	3,617,608	—	—

Production phase – deferred mining
Balance at beginning of year	22,753,783	13,972,476	—	—
Additions	19,326,280	8,781,307	—	—

Closing balance	42,080,063	22,753,783	—	—

Less amortisation
Balance at beginning of year	13,852,462	7,768	—	—
Amortisation for the year	13,988,845	13,844,694	—	—

Closing balance	27,841,307	13,852,462	—	—

Net book value – deferred mining	14,238,756	8,901,321	—	—

Exploration & evaluation phase
Balance at beginning of year
Additions	8,616,456	3,846,503	—	—
Written off	(8,616,456)	(3,846,503)	—	—

Closing balance	—	—	—	—

Total mining properties, exploration, evaluation & development	34,134,979	12,518,928	—	—

Less impairment related to Mining Properties	(3,470,000)	—	—	—

Net book value post impairment	30,664,979	12,518,928	—	—

The ultimate recoupment of the value of mining properties in the exploration phase is dependent upon the successful development and commercial exploitation, or alternatively sale of the respective areas of interest. All exploration expenditure incurred in the twelve month period ended 30 June 2007 was written off on the basis that there was no certainty that such costs could be recouped through successful development of the areas under assessment.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

9. PAYABLES
CURRENT
Trade Creditors & unsecured (a)	26,906,988	12,462,189	294,047
Intercompany payables (b)	—	—	19,596,746

Trade and other payables	26,906,988	12,462,189	19,890,793	—

(a) Trade creditors are non-interest bearing and are normally settled on 30 day terms
(b) The intercompany loan is payable to Leviathan Resources Limited

10. INTEREST BEARING LIABILITIES AND BORROWINGS
CURRENT - SECURED
Bank loan (a)	—	6,250,000	—	—
Finance lease liabilities (b)	4,826,280	57,029	—	—

	4,826,280	6,307,029	—	—

NON CURRENT - SECURED
Bank loan (a)	23,125,000	12,500,000	—	—
Finance lease liability (b)	1,340,750	—	—	—

	24,465,750	12,500,000	—	—

(a) Bank loan represents amounts that the consolidated entity has drawn down on its $25,000,000 debt facility which was agreed on 28 May 2007. The loan is secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and Stawell Gold Mines Pty Ltd and is guaranteed by Perseverance Corporation Limited. Total assets with a carrying amount of $127,842,000 (2006: $116,851,000) of Perseverance Exploration Pty Ltd and Stawell Gold Mines Pty Ltd are pledged as security for the Bank loan specified above. Interest is paid on the loan each six months.

Pursuant to the terms of a $10,000,000 extension to a prior debt facility entered into with ANZ Bank, the Company granted 3,000,000 options to ANZ Bank on 21 June 2005. Exercise price 34.5c, granted 25 May 2005 (price at grant date 27c), Vesting 21 June 2005, Expiring on 21 June 2008.

(b) Finance leases have an average lease term of 3 years. The average discount rate implicit in the leases is 7.3% (2006: 7.3%). Secured lease liabilities are secured by a charge over the leased assets.

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

Total bank loan facilities	25,000,00	18,750,000	—	—
Bank loan facilities used at reporting date	23,125,000	18,750,000	—	—

Bank loan facilities unused at reporting date	1,875,000	—	—	—

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

11. CONVERTIBLE NOTE
Convertible note	34,743,835	34,365,425	34,743,835	34,372,172

On 29 December 2005, the Company announced that it had completed an offering of $30 million subordinated convertible notes due in December 2012 (the “Convertible Notes”). The seven year Convertible Notes carry a coupon of 6.75% per annum payable semi-annually in arrears with the redemption value at maturity the principal amount. The conversion price was set at $0.442 (see below regarding changes to the conversion price), at 30% premium to the closing share price of Perseverance Corporation Limited shares on the Australian Stock Exchange on 30 November 2005. On 27 February 2006 the Company announced that Barclays Capital, the book runner for the Convertible Notes, had exercised its option to acquire the remaining $7 million principal amount of the Notes on the same terms as the $30 million offering. The exercise of the option brought the total amount of gross proceeds from the offering to $37 million.

At 30 June 2007, there remains 370 $100,000 ($37 Million) notes on issue. The holder of each note has the right to convert notes to fully paid shares at any time between 20 April 2006 and 10 December 2012 at a conversion price referred to in the paragraph below. Unless previously redeemed, converted, or purchased and cancelled, the convertible notes are to be redeemed on 20 December 2012 at their principal amount of $37 million. When the convertible notes were issued, the prevailing market interest rate for similar debt without conversion option was higher than the coupon rate at which the notes were issued.

On 12 July 2007, the Company announced that it had completed a $26.5 million placement to institutional and sophisticated investors. The placement involves the issue of approximately 177 million fully paid ordinary shares at $0.15 per share with one attaching option per share issued. The options have an exercise price of $0.15 and a term to expiry of 31 August 2009. Upon exercise, each option will entitle the holder to receive one fully paid ordinary share. A General Meeting of shareholders held on 24 August 2007 approved the issue of the shares and options. As a result of settlement of the first tranche of the placement (on 19 July 2007), the conversion price of the Convertible Notes was adjusted from $0.442 to $0.415 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005. As a result of settlement of the second tranche of the placement on 30 August 2007, the conversion price of the Convertible Notes was further adjusted from $0.415 to $0.365 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005.

12. PROVISIONS

CURRENT
Rehabilitation (a)	250,270	75,000	—	—
Employee benefits	4,111,514	432,258	—	—

	4,361,784	507,258	—	—

NON CURRENT
Rehabilitation (a)	8,458,344	3,000,591	—	—
Employee benefits	733,886	80,120	—	—

	9,192,230	3,080,711	—	—

At balance date, the Consolidated Entity employed 336 personnel (2006: 85).

(a) Provision for rehabilitation

A provision for rehabilitation is recognised in relation to the mining activities for costs such as reclamation, plant closure and other costs associated with the restoration of a mining site. Estimates of the rehabilitation obligations are based on anticipated technology, legal requirements and future costs, which have been discounted to their present value. In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant Federal and State legislation in relation to restoration of such mines in the future.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

12. PROVISIONS (CONTINUED)

Movement in provisions

Rehabilitation
Carrying amount at beginning	3,075,591	3,323,436	—	—
Additional provision	5,459,873	(245,047)	—	—
Amounts utilised during the year	(72,080)	(125,489)	—	—
Unwinding of discount	245,230	122,691	—	—

Carrying amount at end	8,708,614	3,075,591	—	—

Employee Benefits
Carrying amount at beginning	512,378	464,493	—	—
Additional provision	4,228,598	(2,201)	—	—
Unwinding of discount	104,424	50,086	—	—

Carrying amount at end	4,845,400	512,378	—	—

13. CONTRIBUTED EQUITY

712,809,830 (2006: 572,696,179)
Ordinary fully paid shares	175,290,844	122,864,228	175,290,844	122,864,228

Total contributed equity	175,290,844	122,864,228	175,290,844	122,864,228

MOVEMENTS IN SHARES ON ISSUE

	2007 NUMBER	2007 ($)	2006 NUMBER	2006 ($)

Beginning of financial year	572,696,179	122,864,228	571,641,479	122,643,094
Issued during the year (a)	139,638,446	52,364,494	—	—
Employee option plan (b)	475,000	64,125	1,054,700	221,134
Less transaction costs	—	(2,003)	—	—

End of financial year	712,809,625	175,290,844	572,696,179	122,864,228

(a) Contributed equity issued

During the year ended 30 June 2007, the parent entity issued 139,638,446 ordinary fully paid shares in relation to the takeover of Leviathan Resources Limited. The acquisition was effective 4 December 2006.

(b) Employee option plan

(i) Options excercised during the year ended 30 June 2007

The following table lists ordinary fully paid shares that have been issued by the parent entity as a result of the exercise of vested options by employees of the Company.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

13. CONTRIBUTED EQUITY (Continued)

Date	Ordinary fully paid shares issued	Exercise price per share	Amount raised

22 January 2007	200,000	13.5 cents	$27,000
27 February 2007	25,000	13.5 cents	$3,375
23 April 2007	50,000	13.5 cents	$6,750
07 May 2007	200,000	13.5 cents	$27,000

Total	475,000	Average 13.5 cents	$64,125

Refer to Note 25 for further information in relation to the Employee Option Plan.

(b) Performance rights plan

(i) Performance rights granted during the year ended 30 June 2007
On 21 December 2006, the parent entity granted 389,000 performance rights to Mr Graeme Sloan under the terms of the Perseverance Performance Rights Plan. Subsequent to the year end Mr. Sloan resigned from the Company and these rights lapsed.

(ii) Performance rights granted during the year ended 30 June 2006
On 3 January 2006, the parent entity granted 492,000 performance rights to employees of the Company under the terms of the Perseverance Performance Rights Plan.

On 14 November 2005, the parent entity granted 200,000 performance rights to Mr Graeme Sloan under the terms of the Perseverance Performance Rights Plan. Subsequent to the year end Mr. Sloan resigned from the Company and these rights lapsed.

(c) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

14. ACCUMULATED LOSSES AND RESERVES

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

(a) Accumulated losses

Accumulated losses at the beginning of the financial year	(114,496,138)	(51,551,291)	(114,366,698)	(34,330,845)
Application of AASB 132 and AASB139	—	(3,919,099)	—	—
Net (loss)/profit attributable to members of Perseverance Corporation Limited	(19,739,170)	(59,025,746)	(20,808,639)	(80,035,853)

Accumulated losses at the end of the financial year	(134,235,308)	(114,496,136)	(135,175,337)	(114,366,698)

(b) Reserves

Nature and purpose of reserves

Convertible Note Reserve
This reserve is used to recognise the equity component of Convertible Notes. Refer Note 11 for details of Convertible Notes on issue, and recognition of the debt component of the Notes.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

14. ACCUMULATED LOSSES AND RESERVES (Continued)

Share Based Payment Reserve
This reserve is used to record the value of equity benefits provided to directors, employees, and external parties.

	Consolidated			Parent

	Convertible Note Reserve $	Share Based Payment Reserve $	Total Reserves $	Convertible Note Reserve $	Share Based Payment Reserve $	Total Reserves $

At the 1 July 2005	—	224,340	224,340	—	224,340	224,340

Issue of convertible notes	951,113	—	951,113	951,113	—	951,113
Share based payments	—	313,794	313,794	—	313,794	313,794

At 30 June 2006	951,113	538,134	1,489,247	951,113	538,134	1,489,247

Issue of convertible notes	—	—	—	—	—	—
Share based payments	—	358,733	358,733	—	358,733	358,733

At 30 June 2007	951,113	896,867	1,847,980	951,113	896,867	1,847,980

15. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

	2007	2006

Earnings used in calculating basic and diluted earnings per share	(19,739,170)	(59,025,746)

Weighted average number of ordinary shares used in calculating basic earnings per share	641,587,216	572,377,125

Potential ordinary shares
- share options and
performance rights	12,733,000	13,872,000
Potential ordinary shares
- convertible notes	87,058,823	87,058,823

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

16. INCOME TAX

(a) Current and deferred tax benefit
The major components of income tax benefit are:

Income Statement
Current income tax
Current income tax charge	—	—	—	—
Adjustments in respect of current income tax of previous years	—	—	—	—
Deferred income tax
Relating to origination and reversal of temporary differences	(2,687,371)	—	—	—

Income tax benefit as reported in the income statement	(2,687,371)	—	—	—

(b)	Reconciliation between aggregate tax benefit recognised in the income statement and tax benefit calculated per the statutory income tax rate

A reconciliation between tax benefit and the product of accounting profit before income tax multiplied by the Group’s applicable income tax rate is as follows:

Accounting profit/(loss) before income tax	(22,426,541)	(59,025,746)	(20,808,639)	(80,035,853)

Prima facie income tax expense/(benefit) calculated at 30% (2006: 30%)	(6,727,962)	(17,707,724)	(6,242,591)	(24,010,756)
Incremental research and development deduction	(378,000)	(345,036)	—	—
Equity settled share based payments	107,620	94,138	107,620	94,138
Non-deductible items	—	75,500	—	—

Unrecognised deferred tax assets attributable to temporary differences and tax losses not brought to account	4,310,971	17,883,122	6,134,971	23,916,618

Total Income Tax Expense/(Benefit)	(2,687,371)	—	—	—

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

16. INCOME TAX (Continued)

(c) Recognised deferred tax assets and liabilities

Deferred income tax at 30 June 2007 relates to the following:

	BALANCE SHEET		INCOME STATEMENT
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

CONSOLIDATED
Deferred tax liabilities
Inventory	—	—	189,000	—

Intangibles – Mining and exploration rights	(7,389,628)	—	2,300,371	—
Acquisition of property, plant and equipment (tax difference)	(592,001)	—	198,000	—

Gross deferred tax liabilities	(7,981,629)	—	2,687,371	—

Set-off of deferred tax assets	—	—

Net deferred tax liabilities	(7,981,629)	—

Deferred tax income/(expense)			2,687,371	2,687,371

PARENT
No deferred tax assets or liabilities were recognised for the parent company in 2007 or 2006.

(d)  Tax losses

Companies within the economic entity have estimated unconfirmed unrecouped income tax losses of approximately $53,551,929 (2006: $44,101,622) available to offset against future years’ taxable income. The benefit of these losses of $16,065,579 (2006: $13,230,486) has not been brought to account as it is not currently considered probable that taxable income will be available against which the tax losses can be utilised.

(e)  Tax consolidation

Effective from 1 July 2002, for the purposes of income taxation, the Company and its 100% owned subsidiaries formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, there is provision for allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of such default is remote. The head entity of the tax consolidated group is Perseverance Corporation Limited.

During the year to 30 June 2007, the Company acquired 100% of the shares in Leviathan Resources Limited (“Leviathan”). As a result of this, Leviathan and its wholly owned subsidiaries joined the Perseverance tax consolidated group. A consequence of the Leviathan entities joining the Perseverance tax consolidated group is that the tax value of each of the Leviathan entities’ assets is reset at the time that the entities join the tax consolidated group. The calculation of the tax value of the assets is a complex calculation which is undertaken in accordance with Australian income tax law. At the date of these accounts, high-level calculations have been undertaken to determine the indicative outcome of resetting of the tax values. Further work will be undertaken to confirm and finalise the tax values of the Leviathan assets.

Tax effect accounting by members of the tax consolidated group

At 30 June 2007 a tax funding arrangement had not been finalised in respect of allocation of funds to the parent entity. As no tax is payable by any entity within the Perseverance tax consolidated group at 30 June 2007, the outstanding tax funding agreement has not had any impact on the allocation methodology or the treatment of tax balances within the group.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

17. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

The consolidated financial statements at 30 June 2007 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

		INTEREST		INVESTMENT CARRYING VALUE
NAME	PLACE OF INCORPORATION	2007 (%)	2006 (%)	2007 ($)	2006 ($)

Perseverance Corporation Limited	Australia
Controlled Entities:
Perseverance Mining Pty Limited	Australia	100	100	200	200
Perseverance Exploration Pty Limited	Australia	100	100	2	2
Perseverance of North America Inc.	USA	100	100	—	—
Leviathan Resources Pty Ltd	Australia	100	—	52,971,692	—
Stawell Gold Mines Pty Ltd	Australia	100	—	2	—
Coolgardie Mining Company Pty Ltd	Australia	100	—	2	—
Coolgardie Operations Pty Ltd	Australia	100	—	2	—

				52,971,900	202

18. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of directors and key management personnel

Directors		Executives
J.C. Quinn	Non-Executive Chairman	M. Mitchell (g)
G.J. Sloan (a)	Managing Director	J.M.J. Patarica (g)
B.M. Phillips (b)	Non-Executive Director	M.W. Bouwmeester (h)
C.L. Roberts	Non-Executive Director
R.J. Flew (c)	Non-Executive Director
R.G. Melgaard (d)	Non-Executive Director
R.J. George (e)	Non-Executive Director
R.J. Robinson (f)	Non-Executive Director

a.	Mr Sloan was Managing Director and Chief Executive Officer of the Company until his resignation on 10 August 2007.
b.	Mr Phillips was appointed as a director of Perseverance with effect from 24 January 2007.
c.	Mr Flew was appointed as a director of Perseverance with effect from 24 January 2007.
d.	Mr Melgaard resigned as a director of Perseverance with effect from 24 April 2007.
e.	Dr George resigned as a director of Perseverance with effect from 6 August 2007.
f.	Mr Robinson resigned as a director of Perseverance with effect from 27 August 2007.
g.
Mr M. Mitchell was appointed Chief Operations Officer on 1 January 2007 and was appointed Executive General Manager on 10 August 2007. Mr J.M.J. Patarica was appointed Deputy Operations Manager on 5 July 2005 and was appointed Operations Manager on 1 November 2005.

h.	Mr M.W. Bouwmeester was Chief Financial Officer and Company Secretary of the Company until he resigned from these roles on 31 August 2007.

(b) Remuneration of specified directors and specified executives

Compensation by category –key management personnel

	CONSOLIDATED		PARENT

	2007 ($)	2006 ($)	2007 ($)	2006 ($)
Short -term	1,321,212	948,948	1,090,962	606,209
Post employment	—	59,936	—	31,789
Share based payment	73,085	86,012	65,502	72,039

	1,394,297	1,094,896	1,156,464	710,037

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

18.  DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

Perseverance has applied the exemption under Regulation2M.6.04 of the Corporations Act which allows the transfer of remuneration disclosures required by AASB 124 Related Party Disclosures out of the financial report and into the Remuneration Report contained within the Directors Report. These disclosures are designated as audited within the Directors Report.

(c) Remuneration options and performance rights: Granted and vested during the year

(i) Options

TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2007	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER OPTION AT GRANT DATE	EXERCISE PRICE PER OPTION	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified executives
M. Mitchell	—	—	—	—	—	—	—
M.W. Bouwmeester	—	—	—	—	—	—	—
J.M.J. Patarica	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—

				TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2006	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER OPTION AT GRANT DATE	EXERCISE PRICE PER OPTION	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified executives
M.W. Bouwmeester	250,000	—	—	—	—	—	—
J.M.J. Patarica	100,000	—	—	—	—	—	—

Total	350,000	—	—	—	—	—	—

(ii) Performance Rights

				TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2007	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER PERFORMANCE RIGHT AT GRANT DATE	EXERCISE PRICE PER SHARE	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified executives
G.J. Sloan (a)	—	389,000	21 November 2006	$0.22	Nil	(a)	31 October 2015

Total	—	389,000	—	—	—	—	—

(a) The performance rights may be exercised on or after 30 November 2008 if, as at 5pm on 29 November 2008, the market value of the underlying shares has increased by at least 20% to their market value at the date the performance rights were granted. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US580.00 as at 29 November 2008 and rounded to the nearest cent, not exceeding a 15% adjustment. Subsequent to year end Mr Sloan resigned and these performance rights lapsed at that time.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

18.  DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

				TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2006	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER PERFORMANCE RIGHT AT GRANT DATE	EXERCISE PRICE PER SHARE	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified directors
G.J. Sloan (a)	—	200,000	16 November 2005	$0.216	Nil	(a)	31 October 2015

Total	—	200,000	—	—	—	—	—

Specified executives
M.W. Bouwmeester (b)	—	120,000	3 January 2006	$0.192	Nil	(b)	31 December 2015
J.M.J. Patarica (b)	—	120,000	3 January 2006	$0.192	Nil	(b)	31 December 2015

Total	—	240,000	—	—	—	—	—

(a) The performance rights may be exercised on or after 31 October 2007 if, as at 5pm on 30 October 2007, the market value of the underlying shares has increased by at least 20% to their market value at the date the performance rights were granted and the director remained in that capacity at the exercise date. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US440.00 as at 30 October 2007 and rounded to the nearest cent, not exceeding a 15% adjustment. Subsequent to year end Mr Sloan resigned and these performance rights lapsed at that time.

(b) The performance rights may be exercised on or after 31 December 2008 if, as at 5pm on 30 December 2008, the market value of the underlying shares has increased by at least 20% to their market value on the last trading day of December 2005, adjusted for gold price movements. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $AUD670.00 as at 31 December 2008 and rounded to the nearest cent, not exceeding a 15% adjustment.

Refer to Note 25(c) for details of the valuation of these performance rights at grant date.

(d) Option holdings and performance right holdings of specified Directors and specified executives

(i) Options

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2006	GRANTED AS REMUNERATION (2007)	OPTIONS EXERCISED (2007)	NET CHANGE OTHER (2007)	BALANCE AT END OF PERIOD 30 JUNE 2007
						VESTED AT 30 JUNE 2007
30 JUNE 2007						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	5,000,000	—	—	—	5,000,000	5,000,000	—	5,000,000
G.J. Sloan (a)	2,000,000	—	—	—	2,000,000	2,000,000	—	2,000,000
B.M. Phillips	—	—	—	—	—	—	—	—
C.L. Roberts	1,000,000	—	400,000	—	600,000	600,000	—	600,000
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—
R.J. Flew	—	—	—	—	—	—	—	—

Totals	8,000,000	—	400,000	—	7,600,000	7,600,000	—	7,600,000

Specified executives
M. Mitchell	—	—	—	—	—	—	—	—
M.W. Bouwmeester	500,000	—	—	—	500,000	500,000	—	500,000
J.M.J. Patarica	200,000	—	—	—	200,000	200,000	—	200,000

Totals	700,000	—	—	—	700,000	700,000	—	700,000

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

18. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(i) Options (Continued)

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2005	GRANTED AS REMUNERATION (2006)	OPTIONS EXERCISED (2006)	NET CHANGE OTHER (2006)	BALANCE AT END OF PERIOD 30 JUNE 2006
						VESTED AT 30 JUNE 2006
30 JUNE 2006						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	5,000,000	—	—	—	5,000,000	5,000,000	—	5,000,000
G.J. Sloan (a)	2,600,000	—	—	—	2,600,000	2,600,000	600,000	2,000,000
C.L. Roberts	1,000,000	—	—	—	1,000,000	1,000,000	—	1,000,000
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	8,600,000	—	—	—	8,600,000	8,600,000	600,000	8,000,000

Specified executives
M.W. Bouwmeester	500,000	—	—	—	500,000	500,000	—	500,000
J.M.J. Patarica	200,000	—	—	—	200,000	200,000	—	200,000

Totals	700,000	—	—	—	700,000	700,000	—	700,000

(ii) Performance Rights

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2006	GRANTED AS REMUNERATION (2007)	PERFORMANCE RIGHTS EXERCISED (2007)	NET CHANGE OTHER (2007)	BALANCE AT END OF PERIOD 30 JUNE 2007
						VESTED AT 30 JUNE 2007
30 JUNE 2007						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	—	—	—	—	—	—	—	—
G.J. Sloan (a)	400,000	389,000	—	(200,000)	589,000	589,000	589,000	—
B.M. Phillips	—	—	—	—	—	—	—	—
C.L. Roberts	—	—	—	—	—	—	—	—
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	400,000	389,000	—	(200,000)	589,000	589,000	589,000	—

Specified executives
M. Mitchell	—	—	—	—	—	—	—	—
M.W. Bouwmeester	120,000	—	—	—	120,000	120,000	120,000	—
J.M.J. Patarica	120,000	—	—	—	120,000	120,000	120,000	—

Totals	240,000	—	—	—	240,000	240,000	240,000	—

(a)           Mr Sloan resigned subsequent to the year-end and as a consequence his performance rights lapsed immediately and his options lapsed on 9 September 2007.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

18. DIRECTORS’ AND EXECUTIVES’ DISCLOSURES (CONTINUED)

(ii) Performance Rights

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2005	GRANTED AS REMUNERATION (2006)	PERFORMANCE RIGHTS EXERCISED (2006)	NET CHANGE OTHER (2006)	BALANCE AT END OF PERIOD 30 JUNE 2006
						VESTED AT 30 JUNE 2006
30 JUNE 2006						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	—	—	—	—	—	—	—	—
G.J. Sloan	200,000	200,000	—	—	400,000	400,000	400,000	—
B.M. Phillips	—	—	—	—	—	—	—	—
C.L. Roberts	—	—	—	—	—	—	—	—
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	200,000	200,000	—	—	400,000	400,000	400,000	—

Specified executives
M.W. Bouwmeester	—	120,000	—	—	120,000	120,000	120,000	—
J.M.J. Patarica	—	120,000	—	—	120,000	120,000	120,000	—

Totals	—	240,000	—	—	240,000	240,000	240,000	—

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

18.  DIRECTORS’ AND EXECUTIVES’ DISCLOSURES (CONTINUED)

(e) Shareholdings of specified Directors and specified executives

30 JUNE 2007	BALANCE 1 JULY 2006	GRANTED AS REMUNERATION (2007)	ON EXERCISE OF OPTIONS (2007)	PURCHASES (2007)	SALES (2007)	BALANCE 30 JUNE 2007

Specified directors
J.C. Quinn	2,743,248	—	—	45,362	—	2,788,610
G.J. Sloan	—	—	—	—	—	—
B. M. Phillips	N/a	—	—	—	—	117,348
C.L. Roberts	417,840	—	400,000	—	400,000	417,840
R.J. George	—	—	—	51,000	—	51,000
R.J. Robinson	517,857	—	—	—	—	517,857
R. J. Flew	N/a	—	—	—	—	100,750
R.G. Melgaard	57,233,745	—	—	—	—	Note (a)

Totals	60,912,330	—	400,000	96,362	400,000	3,993,405

(a)           Mr. Melgaard resigned as a director on 24 April 2007 and is no longer a related party.

Specified executives

None of the specified executives held shares in the Company during 2007.

30 JUNE 2006	BALANCE 1 JULY 2005	GRANTED AS REMUNERATION (2006)	ON EXERCISE OF OPTIONS (2006)	SALES (2006)	BALANCE 30 JUNE 2006

Specified directors
J.C. Quinn	2,743,248	—	—	—	2,743,248
G.J. Sloan	—	—	—	—	—
C.L. Roberts	489,497	—	—	71,657	417,840
R.J. George	—	—	—	—	—
R.J. Robinson	(a)	—	—	—	517,857
R.G. Melgaard (b)	57,233,745	—	—	—	57,233,745

Totals	60,466,490	—	—	71,657	60,912,330

Specified executives
M.W. Bouwmeester	17,857	—	—	17,857	—
J.M.J. Patarica	—	—	—	—	—

Totals	17,857	—	—	17,857	—

(a)
A total 517,857 shares were held by Mr Robinson’s spouse until 1 December 2005. Mr Robinson did not have a relevant interest in these shares. On 1 December 2005 the shares were transferred into an entity in which Mr. Robinson has a relevant interest.

(b)	A total of 57,233,745 shares are held by Palmaris Capital PLC. Mr Melgaard is a director of Palmaris Capital PLC.

(c)	Shareholdings detailed above include both direct and indirect holdings.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

19. RELATED PARTY DISCLOSURE

(a) Directors

The following persons held the position of Director of the company during all of the past financial year, unless otherwise stated:

J.C. Quinn	Non-Executive Chairman
G.J. Sloan (a)	Managing Director
B.M. Phillips (b)	Non-Executive Director
C.L. Roberts	Non-Executive Director
R.J. Flew (c)	Non-Executive Director
R.G. Melgaard (d)	Non-Executive Director
R.J. George (e)	Non-Executive Director
R.J. Robinson (f)	Non-Executive Director

(a)	Mr G.J. Sloan was Managing Director and Chief Executive Officer of the Company until his resignation on 10 August 2007.
(b)	Mr Phillips was appointed as a director of Perseverance with effect from 24 January 2007.
(c)	Mr Flew was appointed as a director of Perseverance with effect from 24 January 2007.
(d)	Mr Melgaard resigned as a director of Perseverance with effect from 24 April 2007.
(e)	Dr George resigned as a director of Perseverance with effect from 6 August 2007.
(f)	Mr. Robinson resigned as a director of Perseverance with effect from 27 August 2007.

Transactions entered into during the year with the Directors of the Company and their Director related entities are within normal customer and employee relationships, on terms and conditions no more favourable to those available to other customers or employees.

Mr C.L. Roberts provided accommodation facilities in the Fosterville area to the consolidated entity. Payments for the year totalled $14,788 (2006: $11,756).

(b) Transactions with related parties in the wholly owned group

During the year loans were advanced and repayments received on short term intercompany accounts by the parent entity with related parties in the wholly owned Group. These transactions were undertaken on an interest free basis and are eliminated on consolidation.

(c) Ownership interests

The ownership interests in related parties in the wholly owned Group are set out in Note 17.

(d) Amounts due to and receivable from related parties in the wholly owned group

These amounts are set out in the respective notes to the financial statements. At 30 June 2007, Perseverance Corporation Limited had an amount of $159,875,561 receivable from its subsidiary companies, Perseverance Exploration Pty Ltd, Perseverance Mining Pty Ltd, Stawell Gold Mine Pty Ltd and Leviathan Resources Limited. At 30 June 2007, a provision for non-recovery of $117,772,428 has been applied against these amounts owing.

(e) Ultimate controlling entity

The ultimate controlling entity of the consolidated entity in Australia is Perseverance Corporation Limited.

20. FINANCIAL REPORTING BY SEGMENTS

The Economic Entity operates entirely in the mineral exploration, development and production business which is the sole business segment of the economic entity. The economic entity’s operations are all in a single geographic segment, Australia.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

21. RECONCILIATION OF CASH FLOWS

(a) Reconciliation of net cash provided by operating activities to operating loss after income tax

OPERATING LOSS AFTER INCOME TAX	(19,739,170)	(59,025,746)	(20,808,639)	(80,035,853)
NON CASH ITEMS:
Depreciation & amortisation	45,362,478	26,403,222	404	—
Payments for exploration activities	8,616,456	3,846,503	—	—
Provision for debtor non-recovery	—	—	16,121,563	78,883,776
Share based payments	358,733	313,794	358,733	313,794
Derivatives - interest rate swaps	7,869	(6,664)	(6,747)
Loss on sale of property, plant & equipment	20,590	—	—	—
Impairment of property, plant & equipment and mining development	13,880,000	—	—	—
Derivatives – gold forwards	(14,640,498)	46,327,845	—	—
CHANGES IN ASSETS AND LIABILITIES:
(Decrease)/increase in payables	4,653,802	(2,275,495)	294,047	—
Increase in convertible note reserve	—	951,158	—	951,113
(Decrease)/increase in provisions	1,069,051	(199,960,845)	—	—
Decrease/(increase) in receivables	566,955	(1,969,780)	(943,308)	38,597
Decrease/(increase) in inventories	(1,201,126)	1,267,031	—	—
Increase/(decrease) in deferred tax liability	(2,687,371)	—	—	—

NET CASH FLOW FROM OPERATING ACTIVITIES	36,259,900	15,646,396	(4,983,864)	144,681

(b) Reconciliation of cash
For the purposes of the Statement of Cash Flows, cash includes cash at bank and short term deposits at call. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Balance Sheet as follows:

Cash and cash equivalents	11,418,840	18,370,653	38,680	10,961,468

Cash deposits at banks are earning interest at current bank deposit rates. The year average rate was 5.95% (2006: 5.1%).
(c) Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:
Facilities used at reporting date	23,125,000	18,750,000	—	—
Facilities unused at reporting date	1,875,000	—	—	—

Total facilities	25,000,000	18,750,000	—	—

 (d) Non-cash financing activities – finance lease transactions

During the financial year the consolidated entity acquired plant and equipment with an aggregate fair value of $Nil (2006: $Nil), by means of finance leases. As part of the acquisition of Leviathan Resources Limited, plant and equipment under lease with a fair value of $7,980,000 was acquired through the issue of the Company’s shares to Leviathan shareholders.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

22. JOINT VENTURES

The economic entity has interests in the following unincorporated joint ventures:

	PRINCIPAL ACTIVITY	PERCENTAGE INTERESTS (a)	OTHER PARTICIPANT

Cornella East	Exploration	49%	New Holland Mining NL
Nagambie	Exploration	(b)	Panaegis Gold Mines
Credo	Exploration	(c)	Monarch Gold Mining
Johnstone Range	Exploration	(d)	Polaris Metals
Evanstown	Exploration	(e)	Polaris Metals
Goldsworthy	Exploration	(f)	Polaris Metals

(a)
The joint ventures are not separate legal entities. The joint ventures are contractual arrangements between the participants for the sharing of costs and outputs and do not, in themselves, generate revenue and profit. The net contribution of any joint venture activities to the operating profit before income tax is $nil (2006: $nil). Net assets for joint ventures at 30 June 2007 are $nil (2006; $nil).

(b)	Subject to earn-in of 51% upon the joint venture partner meeting certain expenditure levels.
(c)	Subject to earn-in of 60% upon the joint venture partner meeting certain expenditure levels.
(d)	Subject to earn-in of 70% upon the joint venture partner meeting certain expenditure levels.
(e)	Subject to earn-in of 70% upon the joint venture partner meeting certain expenditure levels.
(f)	Subject to earn-in of 70% upon the joint venture partner meeting certain expenditure levels.

23. COMMITMENTS

(a) Exploration expenditure

The economic entity has undertaken:

•
to perform at least a minimum of approximately $3,965,430 (2006: $1,710,200) on exploration works including joint ventures and/or to expend minimum amounts of money on such works in designated exploration areas within the next year, and

•	to restore and rehabilitate sites once exploration and/or production activities in those areas have been completed.

Exploration expenditure contracted for is payable as follows:

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

Not later than one year	3,965,430	1,710,200	—	—

(b) Capital expenditure
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:
Not later than one year	829,325	328,506	—	—

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

23. COMMITMENTS (Continued)

(c) Lease expenditure
Finance leases:
Not later than one year	5,141,590	59,629	—	—
Later than one year and not later than
five years	1,405,430	—	—	—

Total minimum lease repayments	6,547,020	59,629	—	—
Future finance charges	(379,990)	(2,600)	—	—

Present value of lease liability	6,167,030	57,029	—	—

Current liability	4,826,280	57,029	—	—
Non-current liability	1,340,750	—	—	—

	6,167,030	57,029	—	—

24. REMUNERATION OF AUDITORS

Remuneration received, or due and
receivable, by the auditor of the parent
entity and its affiliates for:
- Audit or review of the financial statements (a)	216,580	111,100	—	—
- Other services (b)	229,300	83,500	—	—

(a)	This includes amounts paid or payable to the auditor of the parent entity for the audit of the full year financial report, and the review of the half year financial report.
(b)	Other services primarily comprised taxation compliance and assurance related services.
(c)	All fees to the auditor of the parent entity were borne by a related entity.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

	CONSOLIDATED		THE COMPANY
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

25. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

(a) Employee benefits
The aggregate employee benefit liability is comprised of:

Provisions (current) Note 12	4,111,514	432,258	—	—
Provisions (non-current) Note 12	733,886	80,120	—	—

	4,845,400	512,378	—	—

(b) Employee share incentive plan

An Employee Option Plan has been established where Perseverance Corporation Limited may at the discretion of the Board, grant options over the ordinary shares of Perseverance Corporation Limited to any employee of the consolidated entity, or an associated company or other such person as the Board determines. The options are granted in accordance with guidelines established by the Directors and the Board retains the final discretion on the issue of the options. The Board will determine the exercise price of the options granted under the Employee Option Plan and will have the discretion to establish performance or other conditions that must be met before the options can be exercised. The term of the options will be 10 years, or such shorter period determined by the Board. The options cannot be transferred and will not be quoted on the ASX. All employees are eligible for this plan.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2007		2006
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Balance at beginning of year	5,025,000	$0.222	6,229,700	$0.222
- granted	—	—	—	—
- forfeited	(750,000)	$0.346	(150,000)	$0.310
- exercised	(475,000)	$0.135	(1,054,700)	$0.210
- expired	—	—	—	—

Balance at end of year	3,800,000	$0.208	5,025,000	$0.222

Exercisable at end of year	3,800,000	$0.208	4,425,000	$0.211

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

25.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONTINUED)

(i) Options held at the beginning of the reporting period:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXPIRY DATE	WEIGHTED AVERAGE EXERCISE PRICE

2,000,000	25 November 2002	(a)	25 November 2012	$0.20
1,425,000	20 November 2002	(b)	20 November 2007	$0.135
800,000	4 February 2004	(c)	4 February 2009	$0.31
200,000	4 March 2004	(d)	4 March 2009	$0.31
600,000	21 December 2004	(e)	30 November 2009	$0.355

5,025,000	—	—	—	—

(a) The Options were granted subject to the following vesting conditions:

(i)
The first 50% of the Options will vest upon the announcement by the Company to Australian Stock Exchange of a decision to commence the construction of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases.

(ii)
The balance of the Options will vest upon the announcement by the Company to the Australian Stock Exchange of the completion of construction and commissioning of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases.

(b) The Options were granted subject to the following vesting conditions:

(i)
The first 50% of the Options will vest upon the earlier of an announcement by the Company to Australian Stock Exchange of a decision to commence the construction of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases and 30 September 2004.

(ii)
The balance of the Options will vest upon the earlier of an announcement by the Company to the Australian Stock Exchange of the completion of construction and commissioning of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases and 30 September 2005.

(c) The Options were granted subject to the following vesting conditions:

(i)	The first 50% of the Options will vest on 4 February 2005.

(ii)	The balance of the Options will vest on 4 February 2006.

(d) The Options were granted subject to the following vesting conditions:

(i)	The first 50% of the Options will vest on 4 March 2005.

(ii)	The balance of the Options will vest on 4 March 2006.

(e) The options may be exercised on or after 30 November 2006 if, as at 5pm on 29 November 2006, the market value of the underlying shares has increased by at least 25% to their market value at the date the options were granted. For the purposes of this calculation, the 25% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US400.00 as at 29 November 2006 and rounded to the nearest cent, not exceeding a 15% adjustment.

(ii) Options exercised and forfeited during the reporting period:

The table below summarises information about options exercised during the year:

NUMBER OF OPTIONS	GRANT DATE	EXERCISE DATE	EXPIRY DATE	WEIGHTED AVERAGE EXERCISE PRICE	PROCEEDS FROM SHARES	NUMBER OF SHARES ISSUED	ISSUE DATE	FAIR VALUE OF SHARES ISSUED

200,000	20 November 2002	13 January 2007	20 November 2007	$0.13	$27,000	200,000	22 January 2007	$0.355
25,000	20 November 2002	27 February 2007	20 November 2007	$0.13	$3,375	25,000	27 February 2007	$0.425
50,000	20 November 2002	13 April 2007	20 November 2007	$0.13	$6,750	50,000	23 April 2007	$0.385
200,000	20 November 2002	4 May 2007	20 November 2007	$0.13	$27,000	200,000	7 May 2007	$0.36

475,000	—	—	—	—	$64,125	475,000	—	—

During the year 150,000 options were forfeited relating to the tranche granted on 4 February 2004 and 600,000 options were forfeited relating to the tranche granted on 21 December 2004.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

25.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONTINUED)

The fair value of the equity-settled share options granted is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for option valuation:

	2007	2006	2007	PRE-2005

Expected volatility (%)	—	—	56-78	56-78
Risk-free interest rate (%)	—	—	5.46	5.46
Expected life of option/right (years)	—	—	5	1-6
Option exercise price ($)	—	—	$0.355	$0.135-$0.355
Weighted average share price at grant date ($)	—	—	$0.36	$0.14-$0.40

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

(c) Performance rights plan

A Performance Rights Plan has been established where Perseverance Corporation Limited may at the discretion of the Board, grant performance rights over the ordinary shares of Perseverance Corporation Limited to any employee of the consolidated entity, or an associated company or other such person as the Board determines. The performance rights are granted in accordance with guidelines established by the Directors and the Board retains the final discretion on the issue of the performance rights. No amount will be payable upon exercise of the performance right unless the Board determines otherwise. The Board will have the discretion to establish performance or other conditions that must be met before the performance rights can be exercised. The term of the performance rights is determined by the Board. The performance rights cannot be transferred. All employees are eligible for this plan.

Information with respect to the number of Rights granted under the performance rights plan is as follows:

	2007		2006
	NUMBER OF RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE

Balance at beginning of year	847,000	$0.286	200,000	$0.216
- granted	389,000	$0.22	692,000	$0.308
- forfeited	(303,000)	—	(45,000)	—
- exercised	—	—	—	—
- expired	—	—	—	—

Balance at end of year	933,000	$0.258	847,000	$0.286

Exercisable at end of year	—	—	—	—

The outstanding balance of Rights as at 30 June 2007 is represented by:

•
200,000 rights over ordinary shares exercisable on or after 31 October 2007 if, as at 5pm on 30 October 2007, the market value of the underlying shares has increased by at least 20% to their market value at the date the performance rights were granted. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US440.00 as at 30 October 2007 and rounded to the nearest cent, not exceeding a 15% adjustment.

•
344,000 rights over ordinary shares exercisable on or after 31 December 2008 if, as at 5pm on 30 December 2008, the market value of the underlying shares has increased by at least 20% to their market value on the last trading day of December 2005. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $AUD670.00 as at 31 December 2008 and rounded to the nearest cent, not exceeding a 15% adjustment.

•
 389,000 rights over ordinary shares exercisable on or after 30 November 2008 if, as at 5pm on 29 November 2008, the market value of the underlying shares has increased by at least 20% to their market value at the date the performance rights were granted. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US580.00 as at 29 November 2008 and rounded to the nearest cent, not exceeding a 15% adjustment.

The weighted average remaining contractual life of the Rights outstanding as at 30 June 2007 is between 1 and 2 years. (2006; 1 and 3 years). The weighted average fair value of Rights granted during the year was $0.22 (2006: $0.19).

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

25.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONTINUED)

The fair value of performance rights is estimated as at the grant date using a valuation based on management’s assessment of the probability of the performance right condition being achieved. A probability factor of 0.6 has been applied against the share price at the date of granting the options to derive the fair value calculated.

(d) Superannuation commitments

Perseverance contributes the 9% superannuation guarantee amount as required by existing superannuation legislation to all employees. Perseverance offers choice of superannuation fund and does not require employees to join a specific superannuation fund, unless required by existing Australian Workplace Agreements.

(e) Retirement benefits

No prescribed benefits were given to a prescribed superannuation fund in connection with the retirement of a person from a prescribed office of the group during the financial year. (2006:$Nil).

(f) Share based payments

Share based payments are applicable to directors, executives, employees, and external parties under the terms of:

•	Perseverance share Plan (Note 25(b))

•	Perseverance Performance Rights Plan (Note 25(c))

•	Options and Performance Rights granted to directors and executives (Note 18(c))

•	Options granted to ANZ Bank as part of the debt facility agreement (Note 10(a))

26. CONTINGENT LIABILITIES

The Consolidated Entity has given to the Department of Primary Industries performance guarantees totalling $6,156,210 (2006:$3,614,000). The guarantees are secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and Stawell Gold Mines Pty Ltd and are guaranteed by Perseverance Corporation Limited.

The Consolidated Entity has given to the Victorian Energy Networks Corporation (VENCorp) an unconditional bank guarantee totalling $304,000. The guarantee will be released upon termination to a Use of System agreement entered into between the Consolidated Entity and VENCorp for connection to the electricity transmission network. The guarantee is secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and is guaranteed by Perseverance Corporation Limited.

The consolidated entity has been notified by the Native Title Tribunal of a native title claim which covers MIN(A)5177 held by Perseverance Exploration Pty Ltd. The Company drafted an agreement in 1998 that is still being considered by the claimants.

Unsatisfactory progress with the electrical and instrumentation contract relating to the development of the Fosterville Gold Mine resulted in work being transferred to a new electrical and instrumentation contract in January 2005. Perseverance Exploration Pty Ltd is involved in a dispute with the original contractor. The contractor has made claims against the Company and the Company has made counterclaims against the contractor.

The Directors do not consider that there is any significant financial exposure to these matters and hence no provisions have been made.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

27. BUSINESS COMBINATION
Acquisition of Leviathan Resources Limited

On 4 December 2006, Perseverance Corporation Limited acquired a controlling interest in the shares of Leviathan Resources Limited, a listed public company based in Australia with principal activities of gold mining and exploration.

The total cost of the combination was $52,971,692 and comprised an issue of equity and costs directly attributable to the combination. The Company issued 139,638,446 ordinary shares with a fair value of $0.375 each, based on the quoted price of Perseverance Corporation Limited at the date of exchange (assessed as the date the controlling interest was acquired i.e. 4 December 2006).

The fair value of the identifiable assets and liabilities of Leviathan Resources Limited as at the date of acquisition were:

CONSOLIDATED

Recognised on acquisition $

Property, plant and equipment	26,692,200
Investments	208,416
Cash and cash equivalents	15,658,018
Trade receivables	1,075,000
Other receivables	39,727
Inventories	6,385,648
Mining and exploration rights	32,300,000

82,359,009

Trade payables	(9,787,796)
Other payables	(8,248,394)
Deferred tax liability	(10,669,000)
Provision for annual leave	(1,848,356)
Provision for long service leave	(1,703,759)
Provision for restoration costs	(5,344,549)

(37,601,854)

Fair value of identifiable net assets	44,757,155
Goodwill arising on acquisition	8,214,537

52,971,692

Cost of the combination:
Shares issued, at fair value	52,364,494
Direct costs relating to the acquisition	607,198

Total cost of the combination	52,971,692

The cash outflow on acquisition is as follows:
Net cash acquired with the subsidiary	15,658,018
Cash paid	607,198

Net consolidated cash outflow	15,050,820

From the date of acquisition, Leviathan Resources Limited reduced the net losses of the Group by $1.5 million.

If the combination had taken place at the beginning of the financial year, the loss for the Group would have increased by $1.8 million and revenue would have increased by $36.0 million.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

28. FINANCIAL INSTRUMENTS

The consolidated entity uses derivative financial instruments in the normal course of business for the purpose of economically hedging its future gold production and sales and managing its interest rate exposures. The derivative financial instruments used by the consolidated entity explained below is the position as at 30 June 2007.

(a) Financial assets and liabilities carried at fair value

All financial assets and financial liabilities held at balance date are carried at net fair value with the exception of the bank loan which is carried at amortised cost. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in a current transaction between willing parties after allowing for transaction costs.

	CONSOLIDATED
	Carrying Value		Carrying Value
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

FINANCIAL ASSETS
Cash assets	11,418,840	18,370,653	11,418,840	18,370,653
Trade debtors	5,321,582	3,237,104	5,321,582	3,237,104
Other debtors	39,423	226,821	39,423	226821
Derivatives - interest rate swaps	—	35,146	—	35,146

	16,779,845	21,869,724	16,779,845	21,869,724

FINANCIAL LIABILITIES
Trade creditors	26,906,988	12,462,189	26,906,988	12,462,189
Bank Loan	23,125,000	18,750,000	23,125,000	18,750,000
Derivatives – gold forwards	35,620,978	50,289,959	35,620,978	50,289,959
Convertible note	34,743,835	34,365,425	33,602,167	34,365,425
Lease commitments	6,167,030	57,029	6,167,030	57,029

	126,563,831	115,924,602	125,422,163	115,924,602

	THE COMPANY
	Carrying Value		Carrying Value
	2007 ($)	2006 ($)	2007 ($)	2006 ($)

FINANCIAL ASSETS
Cash assets	38,680	10,961,468	38,680	10,961,468
Trade debtors	1,474,988	672,424	1,474,988	672,424

	1,513,668	11,633,892	1,513,668	11,633,892

FINANCIAL LIABILITIES
Trade creditors	294,047	—	294,047	—

(b) Credit risk exposure

The credit risk on financial assets of the consolidated entity is generally the carrying amount net of any provisions for doubtful debts. Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under the derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The consolidated entity, while exposed to credit related losses in the event of non-performance by counter parties to financial instruments, does not expect any counter parties to fail to meet their obligations given their high credit ratings.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

28. FINANCIAL INSTRUMENTS (Continued)

(c)  Forward gold sales

The consolidated entity may undertake forward hedging of gold by entering into forward sales of gold that guarantees a minimum sale price for gold. Hedging is undertaken to enhance revenue and reduce exposure to unpredictable adverse fluctuations in gold prices.

During the year ended 30 June 2005, Perseverance Exploration Pty Ltd entered into a gold forward sales programme which requires the delivery of 200,000 ounces of gold between 30 June 2005 and 30 June 2009 at an average price of A$619 and 50,000 ounces over the same period at and average price of $614. All facilities were provided by the Australia and New Zealand Investment Bank.

During the year ended 30 June 2007, Perseverance Exploration Pty Ltd rescheduled the gold forward sales programme by extending the delivery period. As a result, the average forward sale price increased to A$626 per ounce. Perseverance Exploration Pty Ltd sold 24,001 ounces (2006: 40,305 ounces) of gold at an average forward gold price of A$626. As at 30 June 2007, the Company had 181,035 ounces of flat forward sale contracts at A$626 per ounce. The mark-to-market of the hedge book at 30 June 2007 was negative $35,620,978. This fair value is reflected as a derivative liability in the balance sheet. The company considers the forward contracts as an economically effective hedge, however has not designated the gold forwards as cashflow hedges in accordance with AASB 139 Financial instruments Recognition, and as such reflects movements in fair value through the Income Statement as such movements occur.

(d)  Interest rate risk exposures

The economic entity is exposed to interest rate risk through primary financial assets and liabilities. The following table summarises interest rate risk for the economic entity, together with effective interest rates as at balance date.

	FIXED INTEREST RATE MATURING IN
2007	FLOATING INTEREST RATE ($)	1 YEAR OR LESS ($)	OVER 1 YEAR TO 5 YEARS ($)	NON- INTEREST BEARING ($)	TOTAL ($)	WEIGHTED AVERAGE INTEREST RATE

FINANCIAL ASSETS						FLOATING	FIXED

Cash assets	11,418,840	—	—	—	11,418,840	5.95%	—
Trade debtors	—	—	—	5,321,582	5,321,582	—	—

Totals	11,418,840	—	—	5,321,582	16,740,422

FINANCIAL LIABILITIES
Trade creditors	—	—	—	26,906,988	26,906,988	—	—
Bank loan (b)	—	—	23,125,000	—	23,125,000	8.0%	—
Convertible note	—	—	34,743,835	—	34,743,835	—	6.75%
Lease commitments	—	4,826,280	1,340,750	—	6,167,030	—	7.3%

Totals	—	4,826,280	59,209,585	26,906,988	90,942,853

Floating interest rates represent the year average rate applicable to the instrument.

From time to time the consolidated entity enters into interest rate swap agreements that are used to convert the variable interest rate of its short-term borrowings to medium-term fixed interest rates. The swaps are entered into with the objective of reducing the risk of rising interest rates. Bank loan represent amounts that the consolidated entity has drawn down on its $25,000,000 debt facility which was agreed on 28 May 2007. Interest is paid on the loan each 6 months and is based on the Bank Bill Swap Rate plus a margin. Both the debt and the associated interest rate swap (if any) have the same critical terms.

Annual Financial Report
Financial year ended 30 June 2007

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2007

28. FINANCIAL INSTRUMENTS (Continued)

	FIXED INTEREST RATE MATURING IN
2006	FLOATING INTEREST RATE ($)	1 YEAR OR LESS ($)	OVER 1 YEAR TO 5 YEARS ($)	NON- INTEREST BEARING ($)	TOTAL ($)	WEIGHTED AVERAGE INTEREST RATE

FINANCIAL ASSETS						FLOATING	FIXED

Cash assets	18,370,653	—	—	—	18,370,653	5.2%	—
Trade debtors	—	—	—	3,237,104	3,237,104	—	—

Totals	18,370,653	—	—	3,237,104	21,607,757

FINANCIAL LIABILITIES
Trade creditors	—	—	—	12,462,189	12,462,189	—	—
Bank loan (b)	10,559,400	5,779,800	2,410,800	—	18,750,000	7.5%	7.6%
Convertible note	—	—	34,365,425	—	34,365,425	—	6.75%
Lease commitments	—	57,029	—	—	57,029	—	8.5%

Totals	10,559,400	5,836,829	36,776,225	12,462,189	65,634,643

29. SUBSEQUENT EVENTS

On 12 July 2007, the Company announced that it had completed a $26.5 million placement to institutional and sophisticated investors. The placement involved the issue of approximately 177 million fully paid ordinary shares at $0.15 per share with one attaching option per share issued. The options have an exercise price of $0.15 and a term to expiry of 31 August 2009. Upon exercise, each option will entitle the holder to receive one fully paid ordinary share. A General Meeting of shareholders held on 24 August 2007 approved the issue of the shares and options. As a result of settlement of the first tranche of the placement (on 19 July 2007), the conversion price of the Convertible Notes was adjusted from $0.442 to $0.415 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005. As a result of settlement of the second tranche of the placement on 30 August 2007, the conversion price of the Convertible Notes was further adjusted from $0.415 to $0.365 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005.

Dr. Robin George tendered his resignation as a director of the Company effective 6 August 2007.

Mr. Graeme Sloan tendered his resigned as Managing Director and Chief Executive Officer of the Company effective 10 August 2007.

Mr John Robinson tendered his resignation as a director of the Company effective 27 August 2007.

30. CORPORATE INFORMATION

The financial report of Perseverance for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 18 September 2007.

Perseverance Corporation Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange. The nature of operations and principal activities of the Group are described in the Directors Report.

Annual Financial Report
Financial year ended 30 June 2007

Directors’ Declaration

In accordance with a resolution of the Directors of Perseverance Corporation Limited, we state that:

(1)           In the opinion of the Directors:

a)	the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

i.	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2007 and of their performance for the year ended on that date; and

ii.	complying with Accounting Standards and Corporations Regulations 2001; and

	b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2)	This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2007.

On behalf of the Board

J. C. Quinn Director

B. M. Phillips Director

Melbourne 18 September 2007

Independent auditor’s report to the members of Perseverance Corporation Limited

We have audited the accompanying financial report of Perseverance Corporation Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” on pages 6 to 9 of the directors’ report, as permitted by Corporations Regulation 2M.6.04.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes the consolidated financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is attached to the directors’ report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor’s Opinion

In our opinion:

1.	the financial report of Perseverance Corporation Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of Perseverance Corporation Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.	the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

3.	the remuneration disclosures that are contained on pages 6 to 9 of the directors’ report comply with Accounting Standard AASB 124 Related Party Disclosures.

Inherent Uncertainty Regarding Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 (C) (XXVII) to the financial report, there is an inherent uncertainty as to whether Perseverance Corporation Limited and its controlled entities will be able to continue as a going concern and therefore whether they will be able to pay their debts as and when they fall due and realise their assets and extinguish their liabilities in the normal course of business at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded amounts, or to the amounts or classification of liabilities that might be necessary should they not be able to continue as a going concern.

Ernst & Young

Brett Croft
Partner
Melbourne
18 September 2007

PERSEVERANCE CORPORATION LIMITED
Supplementary Note
Reconciliation to Canadian Generally Accepted Accounting Principles
For the year ended June 30, 2007

(All dollar amounts are stated in Australian Dollars unless otherwise indicated. Tables are expressed in thousands of Australian dollars, except share and per share amounts).

Accounting practices under Canadian generally accepted accounting principles (“GAAP”) and Australian International Financial Reporting Standards (“AIFRS”), as they affect Perseverance Corporation Limited (the “Company”), are substantially the same with respects to measurement differences, except for the following:

A. Provision for site closure and reclamation costs

Under AIFRS, site closure and reclamation obligations are considered a provision and accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). Similar to GAAP, the cost of the provision is recognized as part of the cost of the asset when it is placed into service and amortized over the life of the asset.

AIFRS requires a provision to be recognized for a legal or constructive obligation. Under GAAP, liabilities for site closure and reclamation cost obligations are recognized only when there is a legal obligation. Based on the nature of the Company’s obligations, it was determined that this difference does not have a material impact on the asset retirement obligation that would be recognized for GAAP purposes.

Under both GAAP and AIFRS, site closure and reclamation cost obligations are adjusted for changes in the timing or amount of the cash flows and the unwinding of the discount. Under GAAP, changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability, whereas such changes under AIFRS are discounted using the current rate. When changes in estimates increase the liability, the additional liability is discounted using the current rate under both GAAP and AIFRS.

AIFRS requires that the discount rate used to present value future cash flows should reflect the risks specific to the decommissioning provision. GAAP requires that the discount rate used should be based on the entity’s credit-adjusted risk-free rate. AIFRS also requires that an adjustment be made each reporting period for changes in the discount rate while under GAAP changes in the discount rate alone do not result in the re-measurement of the provision.

Based on an analysis of the appropriate discount rates under GAAP and their effect on the provision for site closure and reclamation costs and the related accretion expense, it was determined that this difference does not have a material impact on the provision and the related expense that would be recognized for GAAP purposes.

PERSEVERANCE CORPORATION
LIMITED
ABN 13 010 650 049

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED

30 JUNE 2006

Balance Sheet
YEAR ENDED 30 JUNE 2006

			CONSOLIDATED		THE COMPANY
	NOTES		2006 ($)	2005 ($)	2006 ($)	2005 ($)

CURRENT ASSETS
Cash and cash equivalents	20	(b)	18,370,653	869,880	10,961,468	393,613
Receivables	3		3,463,925	1,494,146	672,424	711,022
Inventories	4		7,260,969	8,527,997	—	—
Derivatives	26		35,146	—	—	—

TOTAL CURRENT ASSETS			29,130,693	10,892,023	11,633,892	1,104,635

NON-CURRENT ASSETS
Receivables	3		—	5,000	32,724,855	87,431,752
Other financial assets	5		—	—	202	202
Property, plant & equipment	6		87,720,289	79,354,581	—	—
Mining properties	7		12,518,928	25,719,808	—	—

TOTAL NON-CURRENT ASSETS			100,239,217	105,079,389	32,725,057	87,431,954

TOTAL ASSETS			129,369,910	115,971,412	44,358,949	88,536,589

CURRENT LIABILITIES
Payables	8		12,462,189	14,737,682	—	—
Interest bearing liabilities	9		6,307,029	7,665,103	—	—
Provisions	11		507,258	632,432	—	—
Derivatives	26		50,289,959	—	—	—

TOTAL CURRENT LIABILITIES			69,566,435	23,035,217	—	—

NON-CURRENT LIABILITIES
Interest bearing liabilities	9		12,500,000	18,464,555	—	—
Convertible notes	10		34,365,425	—	34,372,172	—
Provisions	11		3,080,711	3,155,497	—	—

TOTAL NON-CURRENT LIABILITIES			49,946,136	21,620,052	34,372,172	—

TOTAL LIABILITIES			119,512,571	44,655,269	34,372,172	—

NET ASSETS			9,857,339	71,316,143	9,986,777	88,536,589

EQUITY
Contributed equity	12		122,864,228	122,643,094	122,864,228	122,643,094
Reserves	13		1,489,247	224,340	951,113	—
Accumulated losses	13		(114,496,136)	(51,551,291)	(113,828,564)	(34,106,505)

TOTAL EQUITY			9,857,339	71,316,143	9,986,777	88,536,589

The accompanying notes form an integral part of this Balance Sheet.

Income Statement
YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		THE COMPANY
	NOTES	2006 ($)	2005 ($)	2006 ($)	2005 ($)

Revenues
Sales revenue	2	62,884,572	2,165,132	—	—
Other revenue	2	1,061,936	1,244,396	607,313	1,146,364

Total revenue		63,946,508	3,409,528	607,313	1,146,364

Expenses
Surface mining expenses		(14,803,506)	(2,622,320)	—	—
Mine geology expenses		(1,711,428)	(420,898)	—	—
Treatment expenses		(16,910,278)	(1,832,428)	—	—
Engineering & maintenance expenses		(4,051,463)	(1,069,346)	—	—

Cost of sales		(37,476,675)	(5,944,992)	—	—

Gross profit		26,469,833	(2,535,464)	607,313	1,146,364

Sustainability expenses		(910,072)	(1,142,361)	—	—
Administration & corporate expenses		(4,356,551)	(2,991,530)	(1,389,409)	(15,621)
Exploration expenses		(3,846,503)	(3,427,357)	—	—
Depreciation and amortisation	2	(26,403,222)	(787,188)	—	—
Other (expenses)/income	2	9,124	(243,341)	(78,883,776)	—

(Loss)/profit before income tax expense, finance costs and movement in fair value of derivatives		(9,037,391)	(11,127,241)	(79,665,872)	1,146,364

Finance costs	2	(3,645,895)	(590,157)	(56,187)	—
Movement in fair value of derivatives	2	(46,342,460)	—	—	—

(Loss)/profit before income tax expense		(59,025,746)	(11,717,398)	(79,722,059)	1,130,743

Income tax expense		—	—	—	—

Net (loss)/profit attributable to members of Perseverance Corporation Limited	13	(59,025,746)	(11,717,398)	(79,722,059)	1,130,743

Basic earnings/(loss) per share (cents)	14	(10.31)	(2.17)

Diluted earnings/(loss) per share (cents)	14	(10.31)	(2.17)

The accompanying notes form an integral part of this Income Statement.

4

Statement of Cash Flows
YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		THE COMPANY
	NOTES	2006 ($)	2005 ($)	2006 ($)	2005 ($)

		INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers and other receipts in the course of operations		61,292,303	1,615,288	38,598	101,903
Cash payments in the course of operations		(48,577,579)	(19,548,826)	(4,828,879)	(10,852,562)
GST received		5,762,539	10,090,365	5,762,539	10,090,365
Interest received		684,426	1,178,963	607,313	1,146,364
Interest paid		(3,515,293)	(590,157)	(1,434,890)	—

NET CASH FLOWS FROM /(USED IN) OPERATING ACTIVITIES:	20	15,646,396	(7,254,367)	144,681	486,070

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for development activities		(12,398,915)	(23,647,725)	—	—
Payments for exploration activities		(3,846,503)	(3,427,356)	—	—
Payments for property, plant & equipment		(9,169,136)	(62,859,995)	—	—
Receipts from sale of property, plant & equipment		—	16,091	—	—

NET CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES:		(25,414,554)	(89,918,985)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issues of shares		221,135	10,383,991	221,135	10,383,991
Cash costs of shares issued		—	(331,082)	—	(331,082)
Security deposits (provided)/received		5,000	3,095,000	5,000	2,489,000
Net proceeds from convertible note issue		34,365,425	—	34,365,425	—
Advances of borrowings		6,200,000	26,077,182	—	—
Repayment of borrowings		(13,523,014)	—	—	—
(Advances) to related entities		—	—	(24,168,386)	(71,323,428)
Principal repayment of finance leases		385	(2,084)	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES:		27,268,931	39,223,007	10,423,174	(58,781,519)

NET INCREASE/(DECREASE) IN CASH HELD		17,500,773	(57,950,345)	10,567,855	(58,295,449)
Cash at the beginning of the financial year		869,880	58,820,225	393,613	58,689,062

CASH AT THE END OF THE FINANCIAL YEAR	20	18,370,653	869,880	10,961,468	393,613

The accompanying notes form an integral part of this statement of cash flows.

5

Statement of Changes in Equity
YEAR ENDED 30 JUNE 2006

	Attributable to equity holders of the parent

			Reserves

Consolidated	Issued Capital ($)	Retained Earnings ($)	Convertible Notes – Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2005	122,643,094	(51,551,291)	—	224,340	71,316,143
Loss for the period	—	(59,025,746)	—	—	(59,025,746)

Application of AASB 132 and AASB 139	—	(3,919,099)	—	—	(3,919,099)
Exercise of options	221,134	—	—	—	221,134
Issue - convertible notes – equity component	—	—	951,113	—	951,113
Cost of share-based payment	—	—	—	313,794	313,794

At 30 June 2006	122,864,228	(114,496,136)	951,113	538,134	9,857,339

	Attributable to equity holders of the parent

			Reserves

Consolidated	Issued Capital ($)	Retained Earnings ($)	Convertible Notes – Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2004	112,590,185	(39,833,893)	—	112,870	72,869,162
Loss for the period	—	(11,717,398)	—	—	(11,717,398)

Issue of share capital (net of costs)	(1,963)	—	—	—	(1,963)
Exercise of options	10,054,872	—	—	—	10,054,872
Cost of share-based payment	—	—	—	111,470	111,470

At 30 June 2005	122,643,094	(51,551,291)	—	224,340	71,316,143

	Attributable to equity holders of the parent

			Reserves

Parent	Issued Capital ($)	Retained Earnings ($)	Convertible Notes – Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2005	122,643,094	(34,106,505)	—	—	88,536,589
Loss for the period	—	(79,722,059)	—	—	(79,722,059)

Exercise of options	221,134	—	—	—	221,134
Issue - convertible notes – equity component	—	—	951,113	—	951,113
Cost of share-based payment	—	—	—	—	—

At 30 June 2006	122,864,228	(113,828,564)	951,113	—	9,986,777

	Attributable to equity holders of the parent

			Reserves

Parent	Issued Capital ($)	Retained Earnings ($)	Convertible Notes – Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2004	112,590,185	(35,237,248)	—	—	77,352,938
Profit for the period	—	1,130,743	—	—	1,130,743
Exercise of options	10,052,909	—	—	—	10,052,908
Cost of share-based payment	—	—	—	—	—

At 30 June 2005	122,643,094	(34,106,505)	—	—	88,536,589

6

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

1.             Summary of Significant Accounting Policies

BASIS OF PREPARATION

(A)          Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on a historical cost basis, except for the carrying values of derivatives which are adjusted to record changes in the fair values attributable to the financial instrument, and are stated at their fair value.

(B)          Statement of Compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (’IFRS’).

This is the first full-year financial report prepared based on AIFRS and comparatives for the year ended 30 June 2006 and year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 Financial Instruments; Disclosure and Presentation and AASB 139 Financial Instruments; Recognition and Movement. Perseverance has adopted the exemption under AASB1 First Time Adoption of Australian Equivalents to the International Financial Reporting Standards from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to balance reported in 30 June 2005 financial report to AIFRS are detailed in Note 28. A summary of the significant accounting policies of the Group under AIFRS are disclosed throughout this Note.

Reconciliations of:

•	AIFRS equity as at 1 July 2004, 30 June 2005; and

•	AIFRS profit for the year ended 30 June 2005,

 to the balances reported in the 30 June 2005 financial report prepared under AGAAP are detailed in Note 28.

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for the year ended 30 June 2006.

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group

2004-3	AASB 1 First-time adoption of AIFRS AASB 101 Presentation of Financial Statements AASB 124 Related Party Disclosures	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

2005-4	AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time adoption of AIFRS, AASB 1023 General insurance Contracts and AASB 1038 Life Insurance Contracts	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

2005-5	AASB 1: First-time adoption of AIFRS, AASB 139: Financial Instruments: Recognition and Measurement	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

2005-6	AASB 3: Business Combinations	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(B)          Statement of Compliance (Continued)

AASB Amendment	Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group

2005-9	AASB 4 Insurance Contracts, AASB 1023 General insurance Contracts, AASB 139 Financial Instruments: Recognition and Measurement and AASB 132 Financial Instruments: Disclosure and Presentation	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

2005-10	AASB 132: Financial Instruments: Disclosure and Presentation, AASB 101: Presentation of Financial Statements, AASB 114: Segment Reporting, AASB 117: Leases, AASB 133: Earnings per Share, AASB 139: Financial Instruments: Recognition and Measurement, AASB 1: First-time adoption of AIFRS, AASB 4: Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038: Life Insurance Contracts	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

New standard	AASB 7 Financial Instruments: Disclosures	No change to accounting policy required. Therefore no impact.	1 January 2007	1 July 2007

	UIG 4 Determining whether an Arrangement contains a Lease	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

	UIG 5 Rights to Interests in Decommissioning, Restoration and Environmental Rehabilitation Funds	No change to accounting policy required. Therefore no impact.	1 January 2006	1 July 2006

(C)          Summary of Significant Accounting Policies

(I) Basis of consolidation

The consolidated financial statements comprise the financial statements of Perseverance Corporation and its subsidiaries as at 30 June each year (the group).

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

In preparing the consolidated financial statements, all inter company balances and transactions, income and expense and profits and losses resulting from intra-group transactions have been eliminated in full.

(II) All interest in joint venture operation

The Group’s interest in its Nagambie joint venture operation is accounted for by recognising the group’s assets it controls and liabilities it incurs from the joint venture, as well as expenses incurred by the Group and the Group’s share of income that it earns from the sale of product by the joint venture, in the consolidated financial statements.

8

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(C) Summary of Revised Significant Accounting Policies (Continued)

(III) Mineral exploration, evaluation and development expenditure

Exploration, evaluation and development expenditure incurred by the Group is accumulated for each separate area of interest. Accumulated exploration, evaluation and development expenditure on areas of interest are carried forward where costs are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale. Where exploration and/or evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, the costs may be carried forward or expensed.

Expenditure on areas that have been abandoned, or considered to be of no value, is written off or expensed. For those areas in which extraction of ore has commenced, accumulated costs are amortised over the expected gold reserves written off on a unit of gold production basis. Estimates of gold reserves are revised annually.

(IV) Mine property, plant and equipment

Plant, equipment, land and buildings are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated either on a units of production or a straight-line basis over the estimated useful life of the asset as follows:

	LIFE	METHOD

Buildings on mining leases	10 years	Straight line
Motor vehicles	4 years	Straight line
Office equipment	5 years	Straight line
Plant and equipment – mining operations	8-12 years	Units of Production
Mining properties	8-12 years	Units of Production
Plant and equipment – other	5 years	Straight line

Specifically, pre-stripping costs, and mining costs associated with accessing the ore, are progressively capitalised as such expenditure is incurred, and amortised over the life of the surface pit or underground region to which such costs relate on a units of production basis.

Land is carried at cost.

Mining properties consists of assets in development (including underground mine development) and deferred mining costs associated with capitalised pre-stripping activity and other costs associated with accessing the ore body and preparation for production operations. When development costs meet phase completion criteria, these costs are transferred to property, plant and equipment.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each balance sheet date when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Plant and associated infrastructure are assessed on a Fosterville Gold Project cash generating unit basis. Other mining property assets are assessed individually based on cashflows attributable to each asset.

If an indication of impairment exists, and where the carrying values exceed the estimated recoverable amount, the assets of the cash-generating unit are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Land is assessed for impairment at each balance sheet date when events or changes in circumstances indicate the carrying value may not be recoverable. For property, plant and equipment, impairment losses are recognised in the income statement in the cost of sales item.

(V) Borrowing (finance) costs

Borrowing costs are recognised as an expense when incurred.

(VI) Research and development

Research costs are expensed as incurred. No development costs other than those relating to mining properties and infrastructure are capitalised.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(C) Summary of Revised Significant Accounting Policies (Continued)

(VII) Inventory

Work in progress

Work in progress, including ore stock, is valued at the lower of average cost and net realisable value. Cost represents the weighted average cost and includes direct attributable costs associated with bringing ore to the processing plant and ore in circuit.

Net Realisable Value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Deferred Mining

Deferred Mining costs associated with the mining of ore once it has been accessed are progressively capitalised as expenditure is incurred, and amortised over the life of the surface pit or underground region to which such costs relate on a units of production basis.

Stores

Stores represent consumable supplies and maintenance spares and are valued at cost.

(VIII) Trade and other receivables

Trade receivables are recognised and carried at original income amount less an allowance for any uncollectible amounts. Proceeds from gold sales are generally received within 11 trading days. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(IX) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and on hand.

(X) Interest-bearing loans and borrowings

The group has elected to apply the option available under AASB1 of adopting AASB132 and AASB139 from 1 July 2005. Outlined below are the relevant accounting policies for interest bearing loans and borrowings applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statement when the liabilities are derecognised and as well as through the amortisation process.

Accounting policies applicable for the year ended 30 June 2005

All loans were measured at the principal amount. Interest was recognised as an expense as it accrued.

(XI) Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs.

On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time, is recognised as a finance (interest) cost.

The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a Convertible Note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

The corresponding interest on convertible notes is expensed to the income statement.

Issue costs are apportioned between the liability and equity components of the convertible note based on the same allocation of proceeds to the liability and equity components when the instruments are first recognised.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(C) Summary of Revised Significant Accounting Policies (Continued)

(XII) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to passage of time is recognised as a finance (interest) cost.

Employee Provisions

Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave and long service leave. All on-costs, including payroll tax, workers’ compensation premiums and superannuation are included in the determination of provisions. Provision for annual leave and the current portion of long service leave are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. The non-current portion of the long service leave provision is measured at the present value of estimated future cash flows. The present value of future cash outflows reflect estimated increases in entitlement costs and discount rates based on government issued securities.

Restoration and Rehabilitation Provisions

Costs of rehabilitation work, including reclamation, plant closure and monitoring is provided for on the basis of the present value of estimated future rehabilitation expenditures. When a constructive obligation to rehabilitate is identified or revised, a corresponding asset is recognised on the same basis as the determination of the provision. The asset recognised is amortised to the profit and loss account progressively on a units of production basis. A charge is also made to the profit or loss account for the interest component, representing the unwinding of the present value of the provision account.

(XIII) Share-based payment transactions

The Group provides benefits to employees and directors through the Perseverance Employee Performance Rights Plan and the Perseverance Employee Share Option Plan, which provides benefits to certain employees in exchange for services.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined with reference to a valuation performed under the binomial method.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Perseverance Corporation Limited (‘market conditions’).

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting period’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

If the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(C) Summary of Revised Significant Accounting Policies (Continued)

(XIV) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Assets acquired under finance leases are capitalised at inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payment and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease assets are not capitalised and rental payments are charged against operating profit in the period in which they are incurred.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance (interest) charges are charged directly against income.

(XV) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sales of gold

Gold sales revenue is recognised as the bars are delivered from the mine site. It is at this point where the risks and rewards of ownership are considered passed, and the transaction costs can be measured reliably.

Interest

Revenue is recognised when the Group controls the right to receive interest payments.

(XVI) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•
When the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
When the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilised:

•
Except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and the taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is not longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(C) Summary of Revised Significant Accounting Policies (Continued)

(XVII) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•
Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(XVIII ) Derecognition of financial assets and financial liabilities

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable to derecognition of financial assets and financial liabilities for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

(i) Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The right to receive cash flows from the asset have expired;

•	The group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•
The group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration received that the Group could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Accounting policies applicable for the year ending 30 June 2005

(i) Financial assets

A Financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

(ii) Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

13

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

(C)          Summary of Revised Significant Accounting Policies (Continued)

(XIX) Derivative financial instruments

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments for the years ending 30 June 2006 and 30 June 2005 accounting policies for the year ended 30 June 2006.

Accounting policies applicable for the year ended 30 June 2006

The group uses derivative financial instruments such as gold commodity flat forward contracts and interest rate swaps to hedge and manage its risks associated with gold price and interest rate fluctuations. Such derivative financial instruments are stated at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Any gains or losses from changes in the fair value of derivatives, except for those that qualify as cash flow hedges (if applicable) are taken directly to net profit or loss for the year.

The fair value of gold commodity flat forward contracts are calculated by reference to quotes from external counterparties using standard valuation techniques based on movements in the forward gold price case applicable to the contracts held. The fair value of interest rate swaps are determined by reference to market values for similar instruments.

The Group enters into interest rate swap agreements which are used to convert the variable interest rate of its short term borrowings to medium term fixed interest rates. The swaps are entered into with the objective of reducing the risk to the Group of rising interest rates.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

Accounting policies applicable for the year ended 30 June 2005

The group accounted for gold commodity flat forward contracts as a specific commodity hedge. The net assets of the group were not impacted by the fair value of the forward contracts, and the fair value was disclosed on the balance sheet.

Interest rate swaps were not recognised in the financial statements. Net receipts and payments were recognised as an adjustment to interest expense.

(XX) Contributed Equity

Ordinary shares are classified as equity. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(XXI) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	costs of servicing equity (other than dividends

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period which would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(XXII) Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements

No specific accounting judgements are noted which have a significant impact on the financial statements other than the Company’s assessment of the forecast service period of its employees for long service leave determination purposes.

(ii) Significant accounting estimates and assumptions

•	The Company determines the recoverable amount of mining properties and property, plant and equipment based on estimating of future gold prices, plant recovery rates and gold reserve estimates;

•
The group measures the cost of equity – settled transactions by reference to the fair value of equity instruments measured at grant date. The fair value is determined using a binomial model using the assumptions detailed in Note 24.

14

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

2. REVENUE AND EXPENSES

REVENUES
Sales Revenues
Gold sales	62,884,572	2,165,132	—	—

Other Revenues
Gross proceeds from the sale of property, plant and equipment	—	16,091	—	—
Interest received from other persons	684,426	1,178,963	607,313	1,146,364
Other	377,510	49,342	—	—

Total other revenues	1,061,936	1,244,396	607,313	1,146,364

Total revenues	63,946,508	3,409,528	607,313	1,146,364

Cost of sales (a)	37,476,675	5,944,992	—	—

EXPENSES

Depreciation and Amortisation
Depreciation and amortisation of:
Buildings	105,030	73,544	—	—
Plant & equipment	12,208,451	580,375	—	—

Total depreciation and amortisation	12,313,481	653,919	—	—

Amortisation of Rehabilitation costs	245,047	125,501	—	—
Amortisation of mining property
- Development phase	1,340,157	—	—	—
- Deferred mining	12,504,537	7,768	—	—

Total depreciation and amortisation	26,403,222	787,188	—	—

Finance Costs
Interest paid or payable to :
Other unrelated persons	3,293,972	549,585	—	—
Restoration provisions discount adjustment	122,691	5,390	—	—
Convertible Notes discount adjustment	56,187	—	56,187	—
Share based payments expense (b)	122,959	3,032	—	—
Employee benefits discount adjustment	50,086	32,150	—	—

Total finance costs	3,645,895	590,157	56,187	—

(a) Cost of sales comprises surface mining, mine geology, treatment, engineering and maintenance expenses.

(b) Comprises costs associated with the granting of options to the ANZ Bank pursuant to the terms of the debt facility disclosed in Note 9.

15

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

2. PROFIT AND LOSS ITEMS (CONTINUED)

Movement in fair value of derivatives
Gold forwards	46,327,845	—	—	—
Interest rate swaps	14,615	—	—	—

	46,342,460	—	—	—

OTHER EXPENSE ITEMS
Provision for non-recovery	—	—	(78,883,776)	—
Provision/(credit) for employee entitlements	47,886	257,372	—	—
Provision for restoration and rehabilitation	(247,845)	(324,855)	—	—
Expense of restoration and rehabilitation	—	199,354	—	—
Expense from recognition of employee related share based payment expenses	190,835	111,470	—	—

	(9,124)	243,341	(78,883,776)	—

3. RECEIVABLES

CURRENT
Trade debtors (a)	3,237,104	652,547	672,424	—
Prepayments	226,821	912,999	—	711,022

	3,463,925	1,494,146	672,424	711,022

(a) Trade debtors are non-interest bearing.

NON-CURRENT
Amounts owing by controlled entities	—	—	133,873,524	109,705,139
Less provision for non-recovery	—	—	(101,148,669)	(22,278,387)
Security deposits	—	5,000	—	5,000

	—	5,000	32,724,855	87,431,752

4. INVENTORIES

Work in progress	3,401,230	4,500,511	—	—
Deferred mining	2,067,872	3,153,784	—	—
Stores	1,791,867	873,702	—	—

	7,260,969	8,527,997	—	—

5. OTHER FINANCIAL ASSETS

Unlisted shares in controlled entities (refer Note 16)	—	—	202	202

16

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

6. PROPERTY, PLANT & EQUIPMENT

LAND AND BUILDINGS
Opening balance at cost	2,070,575	1,442,574	—	—
Additions	937,890	628,001	—	—

Closing balance	3,008,465	2,070,575	—	—

Accumulated depreciation
Opening balance	233,441	159,897	—	—
Depreciation for the year	105,030	73,544	—	—

Closing balance	338,471	233,441	—	—

Net book value	2,669,994	1,837,134	—	—

PLANT & EQUIPMENT UNDER LEASE
Opening balance at cost	85,305	53,163	—	—
Additions	20,789	32,142	—	—
Disposals	—	—	—	—

Closing balance (a)	106,094	85,305	—	—

Accumulated depreciation
Opening balance	25,513	5,504	—	—
Depreciation for the year	25,797	20,009	—	—
Disposals	—	—	—	—

Closing balance	51,310	25,513	—	—

Net book value	54,784	59,792	—	—

(a) Assets under lease are pledged as security for theassociated lease liabilities.

PLANT & EQUIPMENT
Opening balance at cost	80,718,943	4,089,323	—	—
Additions	8,210,457	77,460,340	—	—
Transfer from production development	11,755,100	1,095,820	—	—
Disposal – written off	—	(1,926,540)	—	—

Closing balance	100,684,500	80,718,943	—	—

Accumulated depreciation
Opening balance	3,261,288	4,050,607	—	—
Depreciation for the year	12,427,700	685,867	—	—
Transfer from production development	—	451,354	—	—
Disposal – written off	—	(1,926,540)	—	—

Closing balance	15,688,988	3,261,288	—	—

Net book value	84,995,512	77,457,655	—	—

Total non-current property, plant and equipment, net	87,720,289	79,354,581	—	—

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

7. MINING PROPERTIES

Exploration, evaluation and development costs carried forward in respect of mining areas of interest
Production phase – development
Balance at beginning of year	14,683,969	15,779,789	—	—
Additions	3,617,608	—	—	—
Transfer to plant and equipment	(11,755,100)	(1,095,820)	—	—

Closing balance	6,546,477	14,683,969	—	—

Less amortisation
Balance at beginning of year	2,928,869	3,380,223	—	—
Transfer to plant and equipment	—	(451,354)	—	—

Closing balance	2,928,869	2,928,869	—	—

Net book value – development	3,617,608	11,755,100	—	—

Production phase – deferred mining
Balance at beginning of year	13,972,476	3,522,877	—	—
Additions	8,781,307	10,449,599	—	—

Closing balance	22,753,783	13,972,476	—	—

Less amortisation
Balance at beginning of year	7,768	—	—	—

Amortisation for the year	13,844,694	7,768	—	—

Closing balance	13,852,462	7,768	—	—

Net book value – deferred mining	8,901,321	13,964,708	—	—

Exploration & evaluation phase
Balance at beginning of year	—	—	—	—
Additions	3,846,503	3,427,356	—	—
Written off	(3,846,503)	(3,427,356)	—	—

Closing balance	—	—	—	—

Total mining properties, exploration, evaluation & development	12,518,928	25,719,808	—	—

The ultimate recoupment of the value of mining properties in the exploration phase is dependent upon the successful development and commercial exploitation, or alternatively sale of the respective areas of interest. All exploration expenditure incurred in the twelve month period ended 30 June 2006 was written off to the Income Statement on the basis that there was no certainty that such costs could be recouped through successful development of the areas under assessment.

8. PAYABLES

CURRENT
Trade creditors – unsecured (a)	12,462,189	14,737,682	—

(a) Trade creditors are non-interest bearing and are normally settled on 30 day terms.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

9. INTEREST BEARING LIABILITIES

CURRENT - SECURED
Bank loan (a)	6,250,000	7,650,000	—	—
Finance lease liabilities (b)	57,029	15,103	—	—

	6,307,029	7,665,103	—	—

NON CURRENT - SECURED
Bank loan (a)	12,500,000	18,423,013	—	—
Finance lease liability (b)	—	41,542	—	—

	12,500,000	18,464,555	—	—

(a) Bank loan represent amounts that the consolidated entity has drawn down on its $25,000,000 debt facility which was agreed on 18 November 2005 and its $10,000,000 debt facility extension agreed to on 18 April 2005. The loan was secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and is guaranteed by Perseverance Corporation Limited. Total assets with a carrying amount of $117,592,000 (2005: $116,271,000) of Perseverance Exploration Pty Ltd are pledged as security for the Bank loan specified above. Interest is paid on the loan each 6 months and is based on the Bank Bill Swap Rate plus a margin. The consolidated entity has entered into an interest rate swap agreement at 7.6% for a total of 60% of the $25,000,000 debt facility. Pursuant to the terms of the debt facility, during the year the consolidated entity made cash repayments to the bank to reduce the balance of the debt facility to an amount of $18,750,000.

Pursuant to the terms of the $10,000,000 extension to the debt facility entered into with ANZ Bank, the Company granted 3,000,000 options to ANZ Bank on 21 June 2005. Exercise price 34.5c, Granted 25 May 2005 (price at grant date 27c), Vesting 21/06/2005, Expiring on 21/06/2008.

(b) Finance leases have an average lease term of 3 years. The average discount rate implicit in the leases is 8.5% (2005: 8.5%). Secured lease liabilities are secured by a charge over the leased assets.

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

Total bank loan facilities	18,750,000	35,000,000	—	—
Bank loan facilities used at reporting date	18,750,000	26,073,000	—	—

Bank loan facilities unused at reporting date	—	8,927,000	—	—

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

10. CONVERTIBLE NOTE

Convertible note	34,365,426	—	34,372,172	—

On 29 December 2005, the Company announced that it had completed an offering of $30 million subordinated convertible notes due in December 2012 (the “Convertible Notes”). The seven year Convertible Notes carry a coupon of 6.75% per annum payable semi-annually in arrears with the redemption value at maturity the principal amount. The conversion price is set at $0.442, at 30% premium to the closing share price of Perseverance shares on the Australian Stock Exchange on 30 November 2005. On 27 February 2006 the Company announced that Barclays Capital, the bookrunner for the Convertible Notes, had exercised its option to acquire the remaining A$7 million principal amount of the Notes on the same terms as the $30 million offering. The exercise of the option brought the total amount of gross proceeds from the offering to $37 million.

At 30 June 2006, there remains 370 $100,000 ($37 Million) notes on issue. The holder of each note has the right to convert notes to fully paid shares at any time between 20 April 2006 and 10 December 2012 at a conversion price of 44.2 cents per share. Unless previously redeemed, converted, or purchased and cancelled, the convertible notes will be redeemed on 20 December 2012 at their principal amount of $37 million. When the convertible notes were issued, the prevailing market interest rate for similar debt without conversion option was higher than the coupon rate at which the notes were issued. Refer to Note 1(C) (XI) for the accounting treatment of these notes.

11. PROVISIONS

CURRENT
Rehabilitation (a)	75,000	183,456	—	—
Employee benefits	432,258	448,976	—	—

	507,258	632,432	—	—

NON-CURRENT
Rehabilitation (a)	3,000,591	3,139,980	—	—
Employee benefits	80,120	15,517	—	—

	3,080,711	3,155,497	—	—

At balance date, personnel employed by the Consolidated Entity totalled 85 (2005: 71).

(a) Provision for rehabilitation

A provision for rehabilitation is recognised in relation to the mining activities for costs such as reclamation, plant closure and other costs associated with the restoration of a mining site. Estimates of the rehabilitation obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value. In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant Federal and State legislation in relation to restoration of such mines in the future.

20

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

11. PROVISIONS (Continued)

Movement in provisions

Rehabilitation
Carrying amount at beginning	3,323,436	1,361,716	—	—
Additional provision	(245,047)	2,087,221	—	—
Amounts utilised during the year	(125,489)	(125,501)	—	—
Unwinding of discount	122,691	—	—	—

Carrying amount at end	3,075,591	3,323,436	—	—

Employee Benefits
Carrying amount at beginning	464,493	210,242	—	—
Additional provision	(2,201)	254,251	—	—
Unwinding of discount	50,086	—	—	—

Carrying amount at end	512,378	464,493	—	—

12. CONTRIBUTED EQUITY

572,696,179 (2005: 571,641,479)
Ordinary fully paid shares	122,864,228	122,643,094	122,864,228	122,643,094

Total contributed equity	122,864,228	122,643,094	122,864,228	122,643,094

MOVEMENTS IN SHARES ON ISSUE

	2006 NUMBER	2006 ($)	2005 NUMBER	2005 ($)

Beginning of financial year	571,641,479	122,643,094	533,458,509	112,590,185
Issued during the year (a)	—	—	38,012,670	10,361,000
Less transaction costs	—	—	—	(331,082)
Employee option plan (b)	1,054,700	221,134	170,300	22,991

End of financial year	572,696,179	122,864,228	571,641,479	122,643,094

(a) Contributed equity issued

On 18 April 2005, the parent entity issued 37,037,038 ordinary fully paid shares at 27 cents per share raising $10,000,000 before expenses by way of a placement principally to fund the completion of the development of the Fosterville Gold Project.

On 11 January 2005, the parent entity issued 975,632 ordinary fully paid shares at 37 cents per share raising $361,000 before expenses by way of a Share Purchase Plan. The Company offered each eligible shareholder the opportunity to purchase up to $5,000 of shares at $0.37 per share through that Share Purchase Plan.

(b) Employee option plan

(i) Options granted during the year ended 30 June 2005 and 2006

On 21 December 2004, the parent entity granted 600,000 options to Mr Graeme Sloan under the terms of the Perseverance Employee Option Plan.

(ii) Options excercised during the year ended 30 June 2006

The following table lists ordinary fully paid shares that have been issued by the parent entity as a result of the exercise of vested options by employees of the Company

21

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

12. CONTRIBUTED EQUITY (Continued)

Date	Ordinary fully paid shares issued	Exercise price per share	Amount raised

18 July 2005	125,000	13.5 cents	$16,874
5 August 2005	350,000	13.5 cents	$47,250
12 October 2005	50,000	13.5 cents	$6,750
8 March 2006	250,000	31.0 cents	$77,500
18 April 2006	79,700	13.5 cents	$10,760
5 May 2006	100,000	31.0 cents	$31,000
25 May 2006	100,000	31.0 cents	$31,000

Total	1,054,700	21.0 cents (average)	$221,134

Refer to Note 24 for further information in relation to the Employee Option Plan.

(b) Performance rights plan

(i) Performance rights granted during the year ended 30 June 2006

On 3 January 2006, the parent entity granted 492,000 performance rights to employees of the Company under the terms of the Perseverance Performance Rights Plan.

On 16 November 2005, the parent entity granted 200,000 performance rights to Mr Graeme Sloan under the terms of the Perseverance Performance Rights Plan.

(ii) Performance rights granted during the year ended 30 June 2005

On 21 December 2004, the parent entity granted 200,000 performance rights to Mr Graeme Sloan under the terms of the Perseverance Performance Rights Plan.

(c) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

13. ACCUMULATED LOSSES AND RESERVES

(b) Reserves

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

(a) Accumulated losses
Accumulated losses at the beginning of the financial year	(51,551,291)	(39,833,893)	(34,106,505)	(35,237,247)
Application of AASB 132 and AASB139	(3,919,099)	—	—	—
Net (loss)/profit attributable to members of Perseverance Corporation Limited	(59,025,746)	(11,717,398)	(79,722,059)	(1,130,743)

Accumulated losses at the end of the financial year	(114,496,136)	(51,551,291)	(113,828,564)	(34,106,505)

Nature and purpose of reserves

Convertible Note Reserve

This reserve is used to recognise the equity component of Convertible Notes. Refer Note 10 for details of Convertible Notes on issue, and recognition of the debt component of the Notes.

22

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

13. ACCUMULATED LOSSES AND RESERVES (Continued)

Share Based Payment Reserve

This reserve is used to record the value of equity benefits provided to directors, employees, and external parties.

	Consolidated			Parent

	Convertible Note Reserve $	Share Based Payment Reserve $	Total Reserves $	Convertible Note Reserve $	Share Based Payment Reserve $	Total Reserves $

At the 1 July 2004	—	112,870	112,870	—	—	—

Issue of convertible notes	—	—	—	—	—	—
Share based payments	—	114,470	114,470

At 30 June 2005	—	224,340	224,340	—	—	—

Issue of convertible notes	951,113	—	—	951,113	—	951,113
Share based payments	—	313,794	313,794	—	—	—

At 30 June 2006	951,113	538,134	1,489,247	951,113	—	951,113

14. EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share: Earnings used in calculating basic and diluted earnings per share:

Earnings used in calculating basic and diluted earnings per share	(59,025,746)	(11,717,398)

Weighted average number of ordinary shares used in calculating basic earnings per share	572,377,125	541,123,423

Potential ordinary shares that are not	13,872,000	14,229,700

There have been no other conversions to or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report. No adjustments have been made to determine dilutive earnings per share as the Company recorded a net loss.

23

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

15. INCOME TAX

Income Statement
The major components of income tax expense are:
Current income tax charge	—	—	—	—

Deferred income tax charge	—	—	—	—
Income tax expense as reported in the income statement	—	—	—	—

Income tax expense as reported in equity	—	—	—	—

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group’s applicable income tax rate is as follows:

Accounting profit/(loss) before income tax	(59,025,746)	(11,717,398)	(79,722,059)	1,130,743

Prima facie income tax expense/(benefit) calculated at 30% (2005: 30%)	(17,707,724)	(3,515,219)	(23,916,618)	(339,223)
Non-deductible items	75,500	218,511	—	—
Unrecognised deferred tax assets attributable to temporary differences and tax losses not brought to account	17,707,724	3,296,708	23,916,618	339,223

Total Income Tax Expense/(Benefit)	—	—	—	—

Companies within the economic entity have estimated unconfirmed unrecouped income tax losses of approximately $54,628,000 (2005: $46,292,000) available to offset against future years’ taxable income. The benefit of these losses of $16,388,000 (2005: $13,887,000) has not been brought to account as realisation is not currently considered probable that taxable income will be available against which the tax losses can be utilised.

Tax consolidation

Effective from 1 July 2002, for the purposes of income taxation, the Company and its 100% owned subsidiaries formed a tax consolidated group. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. In addition, there is provision for allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of such default is remote. The head entity of the tax consolidated group is Perseverance Corporation Limited.

Tax effect accounting by members of the tax consolidated group

At 30 June 2006 a tax funding arrangement had not been finalised in respect of allocation of funds to the parent entity. The non recognition of both current and deferred taxes, has resulted in no impact to the treatment of tax balances within the group as a result of the outstanding tax funding agreement.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

16. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

The consolidated financial statements at 30 June 2006 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

		INTEREST		INVESTMENT CARRYING VALUE

NAME	PLACE OF INCORPORATION	2006 (%)	2005 (%)	2006 ($)	2005 ($)

Perseverance Corporation Limited	Qld
Controlled Entities:
Perseverance Mining Pty Limited	NSW	100	100	200	200
Perseverance Exploration Pty Limited	Qld	100	100	2	2
Perseverance of North America Inc.	USA	100	100	—	—

				202	202

17. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of key management personnel

Directors		Executives
J.C. Quinn	Non-Executive Chairman	M.W. Bouwmeester (a)
G.J. Sloan (a)	Managing Director	J.M.J. Patarica (a)
C.L. Roberts	Non-Executive Director
R.J. George	Non-Executive Director
R.J. Robinson	Non-Executive Director
R.G. Melgaard	Non-Executive Director

(a) Mr G.J. Sloan is Managing Director and Chief Executive Officer of the Company. Mr M.W. Bouwmeester is Chief Financial Officer and Company Secretary of the Company. Mr J.M.J. Patarica was appointed Deputy Operations Manager on 5 July 2005 and was appointed Operations Manager on 1 November 2005. There are no other employees that participate in the executive management of the consolidated entity.

(b) Remuneration of specified directors and specified executives

Compensation by category –key management personnel

	CONSOLIDATED		PARENT

	2006 ($)	2005 ($)	2006 ($)	2005 ($)
Short - term	948,948	904,440	606,209	614,394
Post employment	59,936	50,710	31,789	27,306
Share based payment	86,012	79,910	72,039	72,339

	1,094,896	1,035,060	710,037	714,039

Perseverance has applied the exemption under Regulation2M.6.04 of the Corporations Act which allows the transfer of remuneration disclosures required by AASB 124 Related Party Disclosures out of the financial report and into the Remuneration Report contained within the Directors Report. These disclosures are designated as audited within the Directors Report.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

17. DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

(c) Remuneration options and performance rights: Granted and vested during the year

(i) Options

				TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2006	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER OPTION AT GRANT DATE	EXERCISE PRICE PER SHARE	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified executives
M.W. Bouwmeester	250,000	—	—	—	—	—	—
J.M.J. Patarica	100,000	—	—	—	—	—	—

Total	350,000	—	—	—	—	—	—

TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2005	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER OPTION AT GRANT DATE	EXERCISE PRICE PER SHARE	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified executives
J.C. Quinn	—	—	—	—	—	—	—
G.J. Sloan (a)	—	600,000	21 December 2004	$0.091	$0.355	(a)	30 November 2009
C.L. Roberts	—	—	—	—	—	—	—
R.J. George	—	—	—	—		—	—
R.J. Robinson	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—

Total	—	600,000	—	—	—	—	—

(a) The options may be exercised on or after 30 November 2006 if, as at 5pm on 29 November 2006, the market value of the underlying shares has increased by at least 25% to their market value at the date the options were granted. For the purposes of this calculation, the 25% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US400.00 as at 29 November 2006 and rounded to the nearest cent, not exceeding a 15% adjustment.

(ii) Performance Rights

				TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2006	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER PERFORMANCE RIGHT AT GRANT DATE	EXERCISE PRICE PER SHARE	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified directors
J.C. Quinn	—	—	—	—		—	—
G.J. Sloan (a)	—	200,000	16 November 2005	$0.216	Nil	(a)	31 October 2015
C.L. Roberts	—	—	—	—		—	—
R.J. George	—	—	—	—		—	—
R.J. Robinson	—	—	—	—		—	—
R.G. Melgaard	—	—	—	—		—	—

Total	—	200,000	—	—	—	—	—

Specified executives
M.W. Bouwmeester (b)	—	120,000	3 January 2006	—	—	—	—
J.M.J. Patarica (b)	—	120,000	3 January 2006	—	—	—	—

Total	—	240,000	—	—	—	—	—

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

17. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(a) The performance rights may be exercised on or after 31 October 2007 if, as at 5pm on 30 October 2007, the market value of the underlying shares has increased by at least 20% to their market value at the date the performance rights were granted and the director remained in that capacity at the exercise date. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US440.00 as at 30 October 2007 and rounded to the nearest cent, not exceeding a 15% adjustment.

(b) The performance rights may be exercised on or after 31 December 2008 if, as at 5pm on 30 December 2008, the market value of the underlying shares has increased by at least 20% to their market value on the last trading day of December 2005, adjusted for gold price movements. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $AUD670.00 as at 31 December 2008 and rounded to the nearest cent, not exceeding a 15% adjustment.

Refer to Note 24(b) for details of the valuation of these performance rights at grant date.

TERMS & CONDITIONS FOR EACH GRANT
30 JUNE 2005	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER PERFORMANCE RIGHT AT GRANT DATE	EXERCISE PRICE PER SHARE	FIRST EXERCISE DATE	LAST EXERCISE /EXPIRY DATE

Specified directors
J.C. Quinn	—	—
G.J. Sloan (a)	—	200,000	21 December 2004	$0.216	Nil	(a)	31 November 2014
C.L. Roberts	—	—	—	—	—	—	—
R.J. George	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—

Totals	—	200,000	—	—	—	—	—

Specified executives
M.W. Bouwmeester	—	—	—	—	—	—	—
J.M.J. Patarica	—	—	—	—	—	—	—

Totals	—	—	—	—	—	—	—

(a) The performance rights may be exercised on or after 30 November 2006 if, as at 5pm on 29 November 2006, the market value of the underlying shares has increased by at least 20% to their market value at the date the performance rights were granted. For the purposes of this calculation, the 20% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US400.00 per ounce as at 29 November 2006 and rounded to the nearest cent, not exceeding a 15% adjustment.

27

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

17. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(d) Option holdings and performance right holdings of specified Directors and specified executives

(i) Options

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2005	GRANTED AS REMUNERATION (2006)	OPTIONS EXERCISED (2006)	NET CHANGE OTHER (2006)	BALANCE AT END OF PERIOD 30 JUNE 2006
						VESTED AT 30 JUNE 2006
30 JUNE 2006						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	5,000,000	—	—	—	5,000,000	5,000,000	—	5,000,000
G.J. Sloan	2,600,000	—	—	—	2,600,000	2,600,000	600,000	2,000,000
C.L. Roberts	1,000,000	—	—	—	1,000,000	1,000,000	—	1,000,000
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	8,600,000	—	—	—	8,600,000	8,600,000	600,000	8,000,000

Specified executives
M.W. Bouwmeester	500,000	—	—	—	500,000	500,000	—	500,000
J.M.J. Patarica	200,000	—	—	—	200,000	200,000	—	200,000

Totals	700,000	—	—	—	700,000	700,000	—	700,000

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2004	GRANTED AS REMUNERATION (2005)	OPTIONS EXERCISED (2005)	NET CHANGE OTHER (2005)	BALANCE AT END OF PERIOD 30 JUNE 2005
						VESTED AT 30 JUNE 2005
30 JUNE 2005						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	5,000,000	—	—	—	5,000,000	5,000,000	—	5,000,000
G.J. Sloan	2,000,000	600,000	—	—	2,600,000	2,600,000	600,000	2,000,000
C.L. Roberts	1,000,000	—	—	—	1,000,000	1,000,000	—	1,000,000
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	8,000,000	600,000	—	—	8,600,000	8,600,000	600,000	8,000,000

Specified executives
M.W. Bouwmeester	500,000	—	—	—	500,000	500,000	125,000	375,000
J.M.J. Patarica	200,000	—	—	—	200,000	200,000	100,000	200,000

Totals	700,000	—	—	—	700,000	700,000	325,000	575,000

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

17. DIRECTORS’ AND EXECUTIVES’ DISCLOSURES (CONTINUED)

(ii) Performance Rights

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2005	GRANTED AS REMUNERATION (2006)	PERFORMANCE RIGHTS EXERCISED (2006)	NET CHANGE OTHER (2006)	BALANCE AT END OF PERIOD 30 JUNE 2006
						VESTED AT 30 JUNE 2006
30 JUNE 2006						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	—	—	—	—	—	—	—	—
G.J. Sloan	200,000	200,000	—	—	400,000	400,000	400,000	—
C.L. Roberts	—	—	—	—	—	—	—	—
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	200,000	200,000	—	—	400,000	400,000	400,000	—

Specified executives
M.W. Bouwmeester	—	120,000	—	—	120,000	120,000	120,000	—
J.M.J. Patarica	—	120,000	—	—	120,000	120,000	120,000	—

Totals	—	240,000	—	—	240,000	240,000	240,000	—

	BALANCE AT BEGINNING OF PERIOD 1 JULY 2004	GRANTED AS REMUNERATION (2005)	PERFORMANCE RIGHTS EXERCISED (2005)	NET CHANGE OTHER (2005)	BALANCE AT END OF PERIOD 30 JUNE 2005
VESTED AT 30 JUNE 2005
30 JUNE 2005						TOTAL	NOT EXERCISABLE	EXERCISABLE

Specified directors
J.C. Quinn	—	—	—	—	—	—	—	—
G.J. Sloan	—	200,000	—	—	200,000	200,000	200,000	—
C.L. Roberts	—	—	—	—	—	—	—	—
R.J. George	—	—	—	—	—	—	—	—
R.J. Robinson	—	—	—	—	—	—	—	—
R.G. Melgaard	—	—	—	—	—	—	—	—

Totals	—	200,000	—	—	200,000	200,000	200,000	—

Specified executives
M.W. Bouwmeester	—	—	—	—	—	—	—	—
J.M.J. Patarica	—	—	—	—	—	—	—	—

Totals	—	—	—	—	—	—	—	—

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

17. DIRECTORS’ AND EXECUTIVES’ DISCLOSURES (CONTINUED)

(e) Shareholdings of specified Directors and specified executives

30 JUNE 2006	BALANCE 1 JULY 2005	GRANTED AS REMUNERATION (2006)	ON EXERCISE OF OPTIONS (2006)	SALES (2006)	BALANCE 30 JUNE 2006

Specified directors
J.C. Quinn	2,743,248	—	—	—	2,743,248
G.J. Sloan	—	—	—	—	—
C.L. Roberts	489,497	—	—	71,657	417,840
R.J. George	—	—	—	—	—
R.J. Robinson	(a)	—	—	—	517,817
R.G. Melgaard (b)	57,233,745	—	—	—	57,233,745

Totals	60,466,490	—	—	71,657	60,912,650

Specified executives
M.W. Bouwmeester	17,857	—	—	17,857	—
J.M.J. Patarica	—	—	—	—	—

Totals	17,857	—	—	17,857	—

(a)	A total 517,857 shares were held by Mr Robinson’s spouse until 1 December 2005. Mr Robinson did not have a relevant interest in these shares. On 1 December 2005 the shares were transferred into an entity in which Mr. Robinson has a relevant interest.

(b)	A total of 57,233,745 shares are held by Palmaris Capital PLC. Mr Melgaard is a director of Palmaris Capital PLC.

(c)	Shareholdings detailed above include both direct and indirect holdings.

30 JUNE 2005	BALANCE 1 JULY 2004	GRANTED AS REMUNERATION (2005)	ON EXERCISE OF OPTIONS (2005)	SALES (2005)	BALANCE 30 JUNE 2005

Specified directors
J.C. Quinn	2,743,248	—	—	—	2,743,248
G.J. Sloan	—	—	—	—	—
C.L. Roberts	489,497	—	—	—	489,497
R.J. George	—	—	—	—	—
R.J. Robinson	(a)	—	—	—	(a)
R.G. Melgaard (b)	57,233,745	—	—	—	57,233,745

Totals	60,466,490	—	—	—	60,466,490

Specified executives
M.W. Bouwmeester	67,857	—	—	(50,000)	17,857
J.M.J. Patarica	—	—	—	—	—

Totals	60,534,347	—	—	(50,000)	17,857

(a)
A total 517,857 shares were held by Mr Robinson’s spouse until 1 December 2005. Mr Robinson did not have a relevant interest in these shares. On 1 December 2005 the shares were transferred into an entity in which Mr. Robinson has a relevant interest.

(b)	A total of 57,233,745 shares are held by Palmaris Capital PLC. Mr Melgaard is a director of Palmaris Capital PLC.

(c)	Shareholdings detailed above include both direct and indirect holdings.

30

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

18. RELATED PARTY DISCLOSURE

(a) Directors

The following persons held the position of Director of the company during all of the past financial year, unless otherwise stated:

J.C. Quinn	Non-Executive Chairman
G.J. Sloan (a)	Managing Director
C.L. Roberts	Non-Executive Director
R.J. George	Non-Executive Director
R.J. Robinson	Non-Executive Director
R.G. Melgaard	Non-Executive Director

(a) Mr G.J. Sloan is Managing Director and Chief Executive Officer of the Company.

Transactions entered into during the year with the Directors of the Company and their Director related entities are within normal customer and employee relationships, on terms and conditions no more favourable to those available to other customers or employees.

Mr C.L. Roberts provided to the consolidated entity accommodation facilities in the Fosterville area. Payments for the year totaled $11,756 (2005: $10,400).

(b) Transactions with related parties in the wholly owned group

During the year loans were advanced and repayments received on short term intercompany accounts by the parent entity with related parties in the wholly owned group.

These transactions were undertaken on an interest free basis and are eliminated on consolidation.

(c) Ownership interests

The ownership interests in related parties in the wholly owned group are set out in Note 16.

(d) Amounts due to and receivable from related parties in the wholly owned group

These amounts are set out in the respective notes to the financial statements. At 30 June 2006, Perseverance Corporation Limited had an amount of $133,873,524 receivable from its two subsidiary companies, Perseverance Exploration Pty Ltd and Perseverance Mining Pty Ltd. At 30 June 2006, a provision for non-recovery of $101,148,669 has been applied against these amounts owing.

(e) Ultimate controlling entity

The ultimate controlling entity of the consolidated entity in Australia is Perseverance Corporation Limited.

19. FINANCIAL REPORTING BY SEGMENTS

The Economic Entity operates entirely in the mineral exploration, development and production business which is the sole business segment of the economic entity. The economic entity’s operations are all in a single geographic segment, Australia.

31

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

20. STATEMENT OF CASH FLOWS

(a) Reconciliation of net cash provided by operating activities to operating loss after income tax

OPERATING LOSS AFTER INCOME TAX	(59,025,746)	(11,717,398)	(79,722,058)	1,130,744
NON CASH ITEMS:
Depreciation & amortisation	26,403,222	661,687	—	—
Mineral exploration expenses	3,846,503	3,427,356	—	—
Provision for debtor non-recovery	—	—	78,883,776	—
Share based payments	313,749	111,470	—	—
Derivatives - Interest rate swaps	7,869	—	(6,747)	—
(Profit)/loss on sale of property, plant & equipment	—	(16,091)	—	—
Derivatives – Gold Forwards	46,327,845	—	—	—
CHANGES IN ASSETS AND LIABILITIES:
(Decrease)/increase in payables	(2,275,495)	5,871,913	—	(711,022)
Increase in reserves convertible note	951,158	—	951,113	—
Provision for rehabilitation	(247,845)	—	—	—
Provision for employee entitlements	47,885	257,251	—	—
Investing activities included in payables	—	(3,098,000)	—	—
Decrease/(increase) in receivables	(1,969,780)	2,621,658	38,597	66,348
Decrease/(increase) in inventories	1,267,031	(5,374,213)	—	—

NET CASH FLOW FROM OPERATING ACTIVITIES	15,646,396	(7,254,367)	144,681	486,070

(b) Reconciliation of cash
For the purposes of the Statement of Cash Flows, cash includes cash at bank and short term deposits at call. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Balance Sheet as follows:

Cash and cash equivalents	18,370,653	869,880	10,961,468	393,613

Cash deposits at banks are earning interest at current bank deposit rates. The year average rate was 5.1% (2005: 5.2%).

(c) Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:
Facilities used at reporting date	18,750,000	26,073,013	—	—
Facilities unused at reporting date	—	8,926,987	—	—

Total facilities	18,750,000	35,000,000	—	—

(d) Non-cash financing activities – finance lease transactions
During the financial year the consolidated entity acquired plant and equipment with an aggregate fair value of $Nil (2005: $32,142), by means of finance leases.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

21. JOINT VENTURES

The economic entity has interests in the following unincorporated joint ventures:

	PRINCIPAL ACTIVITY	PERCENTAGE INTERESTS	OTHER PARTICIPANT

Cornella East (a)	Exploration	49%	New Holland Mining NL
Nagambie	Exploration	(b)	Panaegis Gold Mines

(a)
The joint venture is not a separate legal entity. The joint venture is a contractual arrangement between the participants for the sharing of costs and any outputs and do not, in themselves, generate revenue and profit. The net contribution of any joint venture activities to the operating profit before income tax is $nil (2005: $nil). Net assets for this joint venture at 30 June 2006 are $nil (2005; $nil).

(b)
During the year, Perseverance Mining Pty Ltd entered into a joint venture agreement with Panaegis Gold Mines facilitating a resumption of exploration of the Nagambie Gold Mine. The JV covers the existing Nagambie Mining Licence owned by the Perseverance Mining Pty Ltd, and Panaegis will provide adjoining exploration ground and spend $900,000 over two years to earn a 51% equity interest in the joint venture.

The consolidated entity’s interests in joint venture net assets are included in the Balance Sheet of the consolidated entity as follows:

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

Exploration expenditure carried forward	—	—	—	—

(a) Amounts relating to all joint ventures

Contingent liabilities (refer to Note 25)	5,000	5,000	—	—
Capital expenditure commitments	—	—	—	—

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

22. COMMITMENTS

(a) Exploration expenditure
The economic entity has undertaken:
•         to perform at least a minimum of approximately $1,710,200 (2005: $1,291,300) on exploration works including joint ventures and/or toexpend minimum amounts of money on such works in designated exploration areas within the next year, and

• to restore and rehabilitate sites once exploration and/or production activities in those areas have been completed.

Exploration expenditure contracted for is payable as follows:

Not later than one year	1,710,200	1,291,300	—	—

(b) Capital expenditure
Estimated capital expenditure contracted for at reporting date, but not provided for, payable:
Not later than one year	328,506	451,778	—	—

(c) Lease expenditure
Finance leases:
Not later than one year	59,629	20,649	—	—
Later than one year and not later than five years	—	43,385	—	—

Total minimum lease repayments	59,629	64,034	—	—
Future finance charges	(2,600)	(7,389)	—	—

Present value of lease liability	57,029	56,645	—	—

Current liability	57,029	15,103	—	—
Non-current liability	—	41,542	—	—

	57,029	56,645	—	—

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

23. REMUNERATION OF AUDITORS

Remuneration received, or due and receivable, by the auditor of the parent entity and its affiliates for:
– Audit or review of the financial statements (a)	111,100	88,000	—	—
– Other services (b)	83,500	71,424	—	—

(a)	This includes amounts paid or payable to the auditor of the parent entity for the audit of the full year financial report, and the review of the half year financial report.

(b)	Other services primarily comprised taxation compliance and assurance related services.

(c)	All fees to the auditor of the parent entity were borne by a related entity.

24. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

(a) Employee benefits

The aggregate employee benefit liability is comprised of:

	CONSOLIDATED		THE COMPANY
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

Provisions (current) Note 11	432,258	448,976	—	—
Provisions (non-current) Note 11	80,120	15,517	—	—

	512,378	464,493	—	—

(b) Employee share incentive plan

An Employee Option Plan has been established where Perseverance Corporation Limited may at the discretion of the Board, grant options over the ordinary shares of Perseverance Corporation Limited to any employee of the consolidated entity, or an associated company or other such person as the Board determines. The options are granted in accordance with guidelines established by the Directors and the Board retains the final discretion on the issue of the options. The Board will determine the exercise price of the options granted under the Employee Option Plan and will have the discretion to establish performance or other conditions that must be met before the options can be exercised. The term of the options will be 10 years, or such shorter period determined by the Board. The options cannot be transferred and will not be quoted on the ASX. All employees are eligible for this plan.

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2006		2005
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Balance at beginning of year	6,229,700	$0.222	5,875,000	$0.206
– granted	—	—	600,000	$0.355
– forfeited	150,000	$0.310	75,000	—
– exercised	1,054,700	$0.210	170,300	$0.135
– expired	—	—	—	—

Balance at end of year	5,025,000	$0.222	6,229,700	$0.222

Exercisable at end of year	4,425,000	$0.211	2,654,700	$0.211

35

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

24. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONTINUED)

(i) Options held at the beginning of the reporting period:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXPIRY DATE	WEIGHTED AVERAGE EXERCISE PRICE

2,000,000	25 November 2002	(a)	25 November 2012	$ 0.20
2,029,700	20 November 2002	(b)	20 November 2007	$ 0.135
1,400,000	4 February 2004	(c)	4 February 2009	$ 0.31
200,000	4 March 2004	(d)	4 March 2009	$ 0.31
600,000	21 December 2004	(e)	30 November 2009	$ 0.355

6,229,700	—	—	—	—

(a)           The Options were granted subject to the following vesting conditions:

(i)
The first 50% of the Options will vest upon the announcement by the Company to Australian Stock Exchange of a decision to commence the construction of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases.

(ii)
The balance of the Options will vest upon the announcement by the Company to the Australian Stock Exchange of the completion of construction and commissioning of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases.

(b)           The Options were granted subject to the following vesting conditions:

(i)
The first 50% of the Options will vest upon the earlier of an announcement by the Company to Australian Stock Exchange of a decision to commence the construction of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases and 30 September 2004.

(ii)
The balance of the Options will vest upon the earlier of an announcement by the Company to the Australian Stock Exchange of the completion of construction and commissioning of facilities to mine and treat sulphide mineralisation from the Fosterville mineral leases and 30 September 2005.

(c)           The Options were granted subject to the following vesting conditions:

(i)	The first 50% of the Options will vest on 4 February 2005.

(ii)	The balance of the Options will vest on 4 February 2006.

(d)           The Options were granted subject to the following vesting conditions:

(i)	The first 50% of the Options will vest on 4 March 2005.

(ii)	The balance of the Options will vest on 4 March 2006.

(e) The options may be exercised on or after 30 November 2006 if, as at 5pm on 29 November 2006, the market value of the underlying shares has increased by at least 25% to their market value at the date the options were granted. For the purposes of this calculation, the 25% hurdle will be adjusted by a percentage equal to the percentage difference in the gold price above or below $US400.00 as at 29 November 2006 and rounded to the nearest cent, not exceeding a 15% adjustment.

(ii) Options exercised and forfeited during the reporting period:

The table below summarises information about options exercised during the year:

NUMBER OF OPTIONS	GRANT DATE	EXERCISE DATE	EXPIRY DATE	WEIGHTED AVERAGE EXERCISE PRICE	PROCEEDS FROM SHARES	NUMBER OF SHARES ISSUED	ISSUE DATE	FAIR VALUE OF SHARES ISSUED

125,000	20 November 2002	6 July 2005	20 November 2007	$0.135	$16,875	125,000	18 July 2005	$0.32
350,000	20 November 2002	4 August 2005	20 November 2007	$0.135	$47,250	350,000	5 August 2005	$0.305
50,000	20 November 2002	10 October 2005	20 November 2007	$0.135	$6,750	50,000	12 October 2005	$0.37
250,000	4 February 2004	6 March 2006	4 February 2009	$0.31	$77,500	250,000	8 March 2006	$0.36
79,700	20 November 2002	12 April 2006	20 November 2007	$0.135	$10,760	79,700	18 April 2006	$0.42
100,000	4 February 2004	1 April 2006	4 February 2009	$0.31	$31,000	100,000	5 May 2006	$0.43
100,000	4 February 2004	22 May 2006	4 February 2009	$0.31	$31,000	100,000	25 May 2006	$0.40

1,054,700	—	—	—	—	$221,135	1,054,700	—	—

During the year 150,000 options were forfeited relating to the tranche granted on 4 February 2004.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

24. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONTINUED)

The fair value of the equity-settled share options granted is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for option valuation for the years ended 30 June 2005 and 30 June 2006:

	2006	2005	PRE-2005

Expected volatility (%)	—	56-78	56-78
Risk-free interest rate (%)	—	5.46	5.46
Expected life of option/right (years)	—	5	1-6
Option exercise price ($)	—	$0.355	$ 0.135-$ 0.31
Weighted average share price at grant date ($)	—	$0.36	$0.14-$ 0.40

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

(c) Performance rights plan

A Performance Rights Plan has been established where Perseverance Corporation Limited may at the discretion of the Board, grant performance rights over the ordinary shares of Perseverance Corporation Limited to any employee of the consolidated entity, or an associated company or other such person as the Board determines. The performance rights are granted in accordance with guidelines established by the Directors and the Board retains the final discretion on the issue of the performance rights. No amount will be payable upon exercise of the performance right unless the Board determines otherwise. The Board will have the discretion to establish performance or other conditions that must be met before the performance rights can be exercised. The term of the performance rights is determined by the Board. The performance rights cannot be transferred. All employees are eligible for this plan.

Further details of number of performance rights and performance holder rights are disclosed in the Remuneration Report.

Information with respect to the number of Rights granted under the performance rights plan is as follows:

	2006		2005
	NUMBER OF RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE

Balance at beginning of year	200,000	$0.216	—	—
- granted	692,000	$0.30	200,000	$0.216
- forfeited	(45,000)	—	—	—
- exercised	—	—	—	—
- expired	—	—	—	—

Balance at end of year	847,000	$0.28	200,000	$0.216

Exercisable at end of year	—	—	—	—

The outstanding balance of Rights as at 30 June 2006 is represented by:

•	200,000 rights over ordinary shares exercisable upon meeting the following conditions; on or after 20 November 2006 if, the market value of shares have increased by 20% at the date of granting.

•	200,000 rights over ordinary shares exercisable upon meeting the following conditions; on or after 20 November 2007 if, the market value of shares have increased by 20% at the date of granting.

•	447,000 rights over ordinary shares exercisable upon meeting the following conditions; on or after 1 January 2009 if, the market value of shares have increased by 20% at the date of granting.

The weighted average remaining contractual life of the Rights outstanding as at 30 June 2006 is between 1 and 3 years. (2005; 1 and 3 years).

The weighted average fair value of Rights granted during the year was $0.19 (2005: $0.22).

37

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

24. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS (CONTINUED)

The fair value of performance rights is estimated as at the grant date using a valuation based on management’s assessment of the probability of the performance right condition being achieved. A probability factor of 0.6 has been applied against the share price at the date of granting the options to derive the fair value calculated.

(d) Superannuation commitments

The consolidated entity maintains a superannuation scheme covering substantially all of its employees. Both wage and salaried employees belong to the same scheme where the consolidated entity contributes 9% (2005: 9%) of gross salaries and the employees contribute between 0% and 9%. The above scheme is a cash accumulation scheme, and hence no actuarial assessments are required.

(e) Retirement benefits

No prescribed benefits were given to a prescribed superannuation fund in connection with the retirement of a person from a prescribed office of the group during the financial year. (2005:$Nil).

(f) Share based payments

Share based payments are applicable to directors, executives, employees, and external parties under the terms of:

•	Perseverance share Plan (Note 24(b))

•	Perseverance Performance Rights Plan (Note 24(c))

•	Options and Performance Rights granted to directors and executives (Note 17(a))

•	Options granted to ANZ Bank as part of the debt facility agreement (Note 9(a))

25. CONTINGENT LIABILITIES

The Consolidated Entity has given to the Department of Primary Industries performance guarantees totalling $3,614,000 (2005:$4,438,000). The guarantees are secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and are guaranteed by Perseverance Corporation Limited.

The Consolidated Entity has given to the Victorian Energy Networks Corporation (VENCorp) an unconditional bank guarantee totalling $304,000. The guarantee will be released upon termination to a Use of System Agreement entered into between the Consolidated Entity and VENCorp for connection to the electricity transmission network. The guarantee is secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and is guaranteed by Perseverance Corporation Limited.

The consolidated entity has been notified by the Native Title Tribunal of a native title claim which covers MIN(A)5177 held by Perseverance Exploration Pty Ltd. The Company drafted an agreement in 1998 that is still being considered by the claimants.

Unsatisfactory progress with the Electrical & Instrumentation (E&I) contract resulted in work being transferred to a new E&I contractor in January 2005. Perseverance Exploration Pty Ltd is involved in a dispute with the original contractor. The contractor has made claims against the Company and the Company has made counterclaims against the contractor.

The Directors do not consider that there is any significant financial exposure to these matters and hence no provisions have been made.

38

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

26. FINANCIAL INSTRUMENTS

The consolidated entity uses derivative financial instruments in the normal course of business for the purpose of economically hedging its future gold production and sales and managing its interest rate exposures. The derivative financial instruments used by the consolidated entity explained below is the position as at 30 June 2006.

(a) Financial assets and liabilities carried at fair value

All financial assets and financial liabilities held at balance date are carried at net fair value with the exception of the bank loan which is carried at amortised cost. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in a current transaction between willing parties after allowing for transaction costs.

	CONSOLIDATED
	Carrying Value		Fair Value
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

FINANCIAL ASSETS
Cash assets	18,370,653	869,880	18,370,653	869,880
Trade debtors	3,237,104	652,547	3,237,104	652,547
Other debtors	—	130,577	—	130,577
Security deposits	—	5,000	—	5,000
Derivatives - interest rate swaps	35,146	—	35,146	—

	21,642,903	1,658,004	21,642,903	1,658,004

FINANCIAL LIABILITIES
Trade creditors	12,462,189	13,983,460	12,462,189	13,983,460
Derivatives – gold forwards	50,289,959	—	50,289,959	—
Convertible note	34,365,425	—	34,365,425	—
Lease commitments	57,029	56,645	57,029	56,645

	97,174,602	14,040,105	97,174,602	14,040,105

	THE COMPANY
	Carrying Value		Fair Value
	2006 ($)	2005 ($)	2006 ($)	2005 ($)

FINANCIAL ASSETS
Cash assets	10,961,468	393,613	10,961,468	393,613
Trade debtors	672,425	—	672,425	—
Security deposits	—	5,000	—	5,000

	11,633,893	398,613	11,633,893	398,613

39

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

26. FINANCIAL INSTRUMENTS (Continued)

 (b) Credit risk exposure

The credit risk on financial assets of the consolidated entity is generally the carrying amount net of any provisions for doubtful debts. Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under the derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The consolidated entity, while exposed to credit related losses in the event of non-performance by counter parties to financial instruments, does not expect any counter parties to fail to meet their obligations given their high credit ratings.

(c) Forward gold sales

The consolidated entity may undertake forward hedging of gold by entering into forward sales of gold that guarantees a minimum sale price for gold. Hedging is undertaken to enhance revenue and reduce exposure to unpredictable adverse fluctuations in gold prices.

During the year ended 30 June 2005, Perseverance Exploration Pty Ltd has entered into a gold forward sales programme which requires the delivery of 200,000 ounces of gold between 30 June 2005 and 30 June 2009 at an average price of A$619 and 50,000 ounces over the same period at and average price of $614. All facilities were provided by the Australia and New Zealand Investment Bank.

During the year ended 30 June 2006, Perseverance Exploration Pty Ltd sold 40,305 ounces (2005: 2,445 ounces) of gold at an average forward gold price of A$615. As at 30 June 2006, the Company had 159,750 ounces of flat forward sale contracts at A$619 per ounce and 47,500 ounces of flat forward sale contracts at A$614 per ounce. The mark-to-market of the hedge book at 30 June 2006 was negative $50,289,959. This fair value is reflected as a derivative liability in the balance sheet. The company considers the forward contracts as an economically effective hedge, however has not designated the gold forwards as cashflow hedges in accordance with AASB 139 Financial instruments Recognition, and as such reflects movements in fair value through the Income Statement as such movements occur.

(d) Interest rate risk exposures

The economic entity is exposed to interest rate risk through primary financial assets and liabilities. The following table summarises interest rate risk for the economic entity, together with effective interest rates as at balance date.

40

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

26. FINANCIAL INSTRUMENTS (Continued)

	FIXED INTEREST RATE MATURING IN
2006	FLOATING INTEREST RATE ($)	1 YEAR OR LESS ($)	OVER 1 YEAR TO 5 YEARS ($)	NON- INTEREST BEARING ($)	TOTAL ($)	WEIGHTED AVERAGE INTEREST RATE

FINANCIAL ASSETS						FLOATING	FIXED

Cash assets	18,370,653	—	—	—	18,370,653	5.2%	—
Trade debtors	—	—	—	3,237,104	3,237,104	—	—

Totals	18,370,653	—	—	3,237,104	21,607,757

FINANCIAL LIABILITIES
Trade creditors	—	—	—	12,462,189	12,462,189	—	—
Bank loan (b)	10,559,400	5,779,800	2,410,800	—	18,750,000	7.5%	7.6%
Convertible note	—	—	34,365,425	—	34,365,425	—	6.75%
Lease commitments	—	57,029	—	—	57,029	—	8.5%

Totals	10,559,400	5,836,829	36,776,225	12,462,189	65,634,643

(a) Floating interest rates represent the year average rate applicable to the instrument.

(b) The consolidated entity enters into interest rate swap agreements that are used to convert the variable interest rate of its short-term borrowings to medium-term fixed interest rates. The swaps are entered into with the objective of reducing the risk of rising interest rates. Bank loan represent amounts that the consolidated entity has drawn down on its $25,000,000 debt facility which was agreed on 18 November 2005 and its $10,000,000 debt facility extension agreed to on 18 April 2005. Interest is paid on the loan each 6 months and is based on the Bank Bill Swap Rate plus a margin. The consolidated entity at 30 June 2006 has an interest rate swap agreement in place at 7.6% for a total of 44% of the residual $18,750,000 debt facility.

Both the debt and the associated interest rate swap have the same critical terms.

	FIXED INTEREST RATE MATURING IN
2005	FLOATING INTEREST RATE ($)	1 YEAR OR LESS ($)	OVER 1 YEAR TO 5 YEARS ($)	NON- INTEREST BEARING ($)	TOTAL ($)	WEIGHTED AVERAGE INTEREST RATE

FINANCIAL ASSETS						FLOATING	FIXED

Cash assets	869,880	—	—	—	869,880	5.2%	—
Trade debtors	—	—	—	652,547	652,547	—	—
Other debtors	—	—	—	130,577	130,577	—	—
Security deposits	—	5,000	—	—	5,000	5.2%	—

Totals	869,880	5,000	—	783,124	1,658,004

FINANCIAL LIABILITIES
Trade creditors	—	—	—	13,983,460	13,983,460	—	—
Bank loan (b)	11,073,013	3,750, 000	11,250,000	—	26,073,013	7.5%	7.6%
Lease commitments	—	15,103	41,542	—	56,645	—	8.5%

Totals	11,073,013	3,765,103	11,291,542	13,983,460	40,113,118

41

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

27. SUBSEQUENT EVENTS

On 29 August 2006, Perseverance Corporation Limited announced that as at 30 June 2006 Mineral Resources at their Fosterville Gold Mine exceeded 3.0 million ounces. This represented a 21% or 0.5 million ounce increase in sulphide resources over those published in the Company’s 30 June 2005 Annual Report. Ore Reserves at 30 June 2006 remained at similar levels to 2005 at 1.0 million ounces. The total Mineral Resource now stands at 32,017,000 tonnes grading 2.9 g/t Au containing 3,016,000 ounces of gold and Ore Reserves at 7,265,000 tonnes grading 4.3g/t Au containing 1,004,300 ounces of gold.

28. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

As stated in the Statement of accounting policies (Note 1), these are the consolidated entity’s first consolidated financial statements for part of the period covered by the first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards – AIFRSs.

The policies set out in Note 1 have been applied in preparing the consolidated financial statements for the year ended 30 June 2006, the comparative information in these financial statements for the year ended 30 June 2005 and in the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity’s date of transition).

In preparing its opening AIFRS balance sheet, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity’s / the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

Balance Sheet

Reconciliation of adjustments to AIFRS

CONSOLIDATED	PREVIOUS GAAP AS AT 1 JULY 2004	EFFECT OF TRANSITION TO AIFRS 1 JULY 2004	AIFRS 1 JULY 2004	PREVIOUS GAAP AS AT 30 JUNE 2005	EFFECT OF TRANSITION TO AIFRS 30 JUNE 2005	AIFRS 30 JUNE 2005

	$	$	$	$	$	$
CURRENT ASSETS
Cash assets	58,820,225	—	58,820,225	869,880	—	869,880
Receivables	1,020,804	—	1,020,804	1,494,146	—	1,494,146
Inventories	—	—	—	8,527,997	—	8,527,997
Land held for resale	41,500	—	41,500	—	—	—

TOTAL CURRENT ASSETS	59,882,529	—	59,882,529	10,892,023	—	10,892,023

NON-CURRENT ASSETS
Receivables	3,100,000	—	3,100,000	5,000	—	5,000
Other financial assets	—	—	—	—	—	—
Property, plant & equipment (b)	1,978,963	—	1,978,963	77,392,861	1,961,720	79,354,581
Mining properties	18,399,958	—	18,399,958	25,719,808	—	25,719,808

TOTAL NON-CURRENT ASSETS	23,478,921	—	23,478,921	103,117,669	1,961,720	105,079,389

TOTAL ASSETS	83,361,450	—	83,361,450	114,009,692	1,961,720	115,971,412

CURRENT LIABILITIES
Payables	8,865,770	—	8,865,770	14,737,682	—	14,737,682
Interest bearing liabilities	13,052	—	13,052	7,665,103	—	7,665,103
Provisions	194,488	—	194,488	632,432	—	632,432

TOTAL CURRENT LIABILITIES	9,073,310	—	9,073,310	23,035,217	—	23,035,217

NON-CURRENT LIABILITIES
Interest bearing liabilities	41,508	—	41,508	18,464,555	—	18,464,555
Provisions	1,377,470	—	1,377,470	1,193,777	1,961,720	3,155,497

TOTAL NON-CURRENT LIABILITIES	1,418,978	—	1,418,978	19,658,332	1,961,720	21,620,052

TOTAL LIABILITIES	10,492,288	—	10,492,288	42,693,549	1,961,720	44,655,269

NET ASSETS	72,869,162	—	72,869,162	71,316,143	—	71,316,143

EQUITY
Contributed equity	112,590,185	—	112,590,185	122,643,094	—	122,643,094
Convertible note – equity component	—	—	—	—	—	—
Other reserves (a)	—	112,870	112,870	—	224,340	224,340
Accumulated losses	(39,721,023)	(112,870)	(39,833,893)	(51,326,951)	(224,340)	(51,551,291)

TOTAL EQUITY	72,869,162	—	72,869,162	71,316,143	—	71,316,143

(a) On transition to IFRS in accordance with AASB 2, Share Based payments are recognised as an expense, with a corresponding adjustment to an equity reserve.

(b) AASB 116 requires a rehabilitation asset to be recognised at the rehabilitation cost estimate measured on a discounted basis. On transition to AIFRS, an equivalent provision represents the discounted future obligation at 30 June 2005.

43

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

Balance Sheet

Reconciliation of adjustment to AIFRS

THE COMPANY	PREVIOUS GAAP AS AT 1 JULY 2004	EFFECT OF TRANSITION TO AIFRS 1 JULY 2004	AIFRS 1 JULY 2004	PREVIOUS GAAP AS AT 30 JUNE 2005	EFFECT OF TRANSITION TO AIFRS 30 JUNE 2005	AIFRS 30 JUNE 2005

	$	$	$	$	$	$
CURRENT ASSETS
Cash assets	58,689,062	—	58,689,062	393,613	—	393,613
Receivables	66,348	—	66,348	711,022	—	711,022
Inventories	—	—	—	—	—	—
Land held for resale	—	—	—	—	—	—

TOTAL CURRENT ASSETS	58,755,410	—	58,755,410	1,104,635	—	1,104,635

NON-CURRENT ASSETS
Receivables	18,597,325	—	18,597,325	87,431,752	—	87,431,752
Other financial assets	202	—	202	202	—	202
Property, plant & equipment	—	—	—	—	—	—
Mining properties	—	—	—	—	—	—
Derivatives	—	—	—	—	—	—

TOTAL NON-CURRENT ASSETS	18,597,527	—	18,597,527	87,431,954	—	87,431,954

TOTAL ASSETS	77,352,937	—	77,352,937	88,536,589	—	88,536,589

CURRENT LIABILITIES
Payables	—	—	—	—	—	—
Interest bearing liabilities	—	—	—	—	—	—
Provisions	—	—	—	—	—	—

TOTAL CURRENT LIABILITIES	—	—	—	—	—	—

NON-CURRENT LIABILITIES
Interest bearing liabilities	—	—	—	—	—	—
Provisions	—	—	—	—	—	—
Gold hedge liability	—	—	—	—	—	—
TOTAL NON-CURRENT LIABILITIES	—	—	—	—	—	—
TOTAL LIABILITIES	—	—	—	—	—	—

NET ASSETS	77,352,937	—	77,352,937	88,536,589	—	88,536,589

EQUITY
Contributed equity	112,590,185	—	112,590,185	122,643,094	—	122,643,094
Convertible note – equity component	—	—	—	—	—	—
Other reserves	—	—	—	—	—	—

Accumulated losses	(35,237,247)	—	(35,237,247)	(34,106,505)	—	(34,106,505)

TOTAL EQUITY	77,352,937	—	77,352,937	88,536,589	—	88,536,589

44

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

Income Statement

Reconciliation of adjustment to AIFRS

	PREVIOUS GAAP 2005	CONSOLIDATED EFFECT OF TRANSITION TO AIFRS	AIFRS 2005

	$	$	$
Revenues
Sales revenue	2,165,132	—	2,165,132
Other revenue	1,244,396	—	1,244,396

Total revenue	3,409,528	—	3,409,528

Expenses
Surface mining expenses	(2,622,320)	—	(2,622,320)
Mine geology expenses	(420,898)	—	(420,898)
Treatment expenses	(1,832,428)	—	(1,832,428)
Engineering & maintenance expenses	(1,069,346)	—	(1,069,346)

Cost of Sales	(5,944,992)	—	(5,944,992)

Gross Profit	(2,535,464)	—	(2,535,464)

Sustainability expenses	(1,142,361)	—	(1,142,361)
Administration & corporate expenses	(2,991,530)	—	(2,991,530)
Exploration expenses	(3,427,357)	—	(3,427,357)
Depreciation and amortisation	(661,687)	—	(661,687)
Finance costs	(590,157)	—	(590,157)
Other expenses (a)	(257,372)	(111,470)	(368,842)

(Loss)/profit before income tax expense	(11,605,928)	(111,470)	(11,717,398)

Income tax expense	—	—	—

Net (loss)/profit attributable to members of Perseverance Corporation Limited	(11,605,928)	(111,470)	(11,717,398)

Basic earnings/(loss) per share	(2.14)		(2.17)

Diluted earnings/(loss) per share	(2.14)		(2.17)

(a)    Share-based payment costs are charged to the income statement under AASB 2 ‘Share-based Payments’

45

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

Income Statement

Reconciliation of adjustment to AIFRS

	PREVIOUS GAAP 2005	THE COMPANY EFFECT OF TRANSITION TO AIFRS	AIFRS 2005

	$	$	$
Revenues
Sales revenue	—	—	—
Other revenue	1,146,364	—	1,146,364

Total revenue	1,146,364	—	1,146,364

Expenses
Surface mining expenses	—	—	—
Mine geology expenses	—	—	—
Treatment expenses	—	—	—
Engineering & maintenance expenses	—	—	—

Cost of Sales	—	—	—

Gross Profit	1,146,364	—	1,146,364

Sustainability expenses	—	—	—
Administration & corporate expenses	(15,621)	—	(15,621)
Exploration expenses	—	—	—
Depreciation and amortisation	—	—	—
Finance costs	—	—	—
Other expenses	—	—	—

(Loss)/profit before income tax expense	1,130,743	—	1,130,743

Income tax expense	—	—	—

Net (loss)/profit attributable to members of Perseverance Corporation Limited	1,130,743	—	1,130,743

46

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

28. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (CONTINUED)

AASB1 Transitional Exemptions

The Group has made its election in relation to the transitional exemption allowed by AASB1 ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ as follows:

(I) Business combinations

AASB 3 ‘Business Combinations’ was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date transition to AIFRS).

(II) Financial instruments

Financial instruments were designated as financial assets or liabilities at fair value at the date of transition to AIFRS.

The Group has elected to adopt the exemption from the requirement to restate comparative information for AASB 132 and AASB 139.

(III) Share-based payment transactions

AASB 2 ‘Share-Based Payments’ is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

(IV) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

Set out below are the key areas where accounting policies have changed on adoption of AIFRS and the quantitative impact of the changes on total equity as at the date of transition at 30 June 2005, and on net profit for the year ended 30 June 2005.

	Impact on Equity on Transition (1 July 2004)	Impact on Equity at 30 June 2005	Impact on Profit for 2005

(a) Impairment of assets
Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of fair value less costs to sell and value in use. The Fosterville Project has been assessed as a single Cash Generating Unit for Asset Impairment determination purposes. This has changed in the Company’s accounting policy which has previously determined the recoverable amount of an asset on the basis of discounted cash flows. No asset impairment has arisen as a result of this change in accounting policy under AIFRS.	$nil	$nil	$nil
(b) Share based payments
Under AASB 2 Share based Payments, the company has been required to determine the fair value of options and performance rights issued to employees as remuneration, and recognise an expense in the Income Statement. Options issued as financing costs have also been subject to the requirements of the AIFRS standard. The Standard has been applied to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Under the previous AGAAP accounting policy, no amounts were recognised in the financial accounts in relation to equity based compensation schemes.	$nil	$nil	$(224,340)
(c) Income taxes
Under AASB 112 Income Taxes, the company has been required to use a balance sheet liability method which focuses on the tax effects of transactions and other events impacting accounting values differing to a tax-based balance sheet. Deferred tax calculations have been performed, however due to the Company’s assessment that the probable criteria under AIFRS has not been met for deferred tax assets to be recognised, the Company has continued to reflect a $nil tax expense, $nil tax payable, and $nil deferred tax balance as a result of its tax loss position.	$nil	$nil	$nil

47

Notes to the Financial Statements
YEAR ENDED 30 JUNE 2006

28. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (CONTINUED)

	Impact on Equity on Transition (1 July 2004)	Impact on Equity at 30 June 2005	Impact on Profit for 2005

(d) Rehabilitation provision The treatment of environmental restoration and rehabilitation obligations under the AIFRS requirements have required measurement of the provision as the present value of future rehabilitation expenditures. In addition, a corresponding asset has been required to be recognised at the commencement of disturbance activities, based on a cost estimate for disturbance created. The rehabilitation asset is amortised to the profit and loss account progressively. The ongoing charge to profit and loss will be reflected through this amortisation component together with any specific charges arising through changes in the present value calculation over time. Previously under AGAAP a rehabilitation provision was recognised progressively over the life of mine, with no corresponding asset or amortisation.	$nil	$nil	$nil
(e) Exploration and evaluation expenditure Under AASB 6 Exploration for and Evaluation of Mineral Resources, exploration and evaluation expenditures have continued to be assessed in line with Perseverance’s previous accounting policy in respect of exploration and evaluation expenditures.

Development expenditures have been assessed under AASB 116 Property, Plant and Equipment and AASB 136 Impairment of Assets.

No impacts to equity or profit and loss have occurred under the revised standard.	$nil	$nil	$nil
(f) Financial Instruments and Hedge Accounting
Under AASB 132 and AASB 139 financial instruments have been required to be classified into categories which have in turn, determined the accounting treatment each item.

There has been a financial impact as a result of the requirement to recognise commodity hedging gains or losses at fair value, on the basis that hedge designation criteria were not met, with movements taken to the profit and loss account. This treatment has also been required for interest rate swaps.

Application of AASB 132 and AASB 139 occurred from 1 July 2005, and as such, the impact of this adjustment is shown in the 2006 Income Statement, Balance Sheet, and Statement of Changes In Equity, with no changes to the 2005 amounts recognised.
	$nil	$nil	$nil

29. CORPORATE INFORMATION

The financial report of Perseverance for the year ended 30 June 2006 was authorized for issue in accordance with a resolution of the directors on 6 September 2006.

Perseverance Corporation Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange. The nature of operations and principal activities of the Group are described in the Directors Report.

INDEPENDENT AUDIT REPORT

Independent audit report to members of Perseverance Corporation Limited

Scope

The financial report, remuneration disclosures and directors responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Perseverance Corporation Limited (“the company”) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 Related Party Disclosures (“remuneration disclosures”), under the heading “Remuneration Report” in the directors report, as permitted by the Corporations Regulation 2M.6.04. These remuneration disclosures are identified in the directors’ report as being subject to audit. The remuneration report also contains information not subject to audit, which has been identified as such.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors’ report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We preformed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENT AUDIT REPORT CONT

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration a copy of which is included in the Directors’ Report. The Auditors’ Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the ï¬nancial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the ï¬nancial statements. The provision of these services has not impaired our independence.

Audit Opinion

In our opinion:

1.	The Financial report of Perseverance Corporation Limited is in accordance with:

(a)	the Corporations Act 2001, including:

(1) giving a true and fair view of the Financial position of Perseverance Corporation Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory Financial reporting requirements in Australia.

2. The remuneration disclosures, that are contained in the directors’ report and identiïfied as being subject to audit, comply with Accounting Standard AASB 124 Related Party Disclosures.

Ernst & Young

Brett Croft
Partner
Melbourne
7 September 2006

SCHEDULE “B”

CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF
PERSEVERANCE CORPORATION LIMITED
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007 AND 2006

Half year report Half-year ended 31 December 2007

PERSEVERANCE CORPORATION
LIMITED
ABN 13 010 650 049

CONDENSED HALF YEAR FINANCIAL
REPORT

FOR THE HALF-YEAR ENDED

31 December 2007

Half year report Half-year ended 31 December 2007

Balance Sheet
AS AT 31 DECEMBER 2007

	CONSOLIDATED
	NOTES	31 DECEMBER 2007 ($)	30 JUNE 2007 ($)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	14,787,245	11,418,840
Trade and other receivables		12,067,077	5,361,005
Inventories		10,018,416	13,508,031

TOTAL CURRENT ASSETS		36,872,738	30,287,876

NON-CURRENT ASSETS
Intangible assets	6	19,037,775	24,281,447
Goodwill		8,214,537	8,214,537
Property, plant & equipment		94,637,939	97,554,151
Mining properties		43,453,020	30,664,979

TOTAL NON-CURRENT ASSETS		165,343,271	160,715,114

TOTAL ASSETS		202,216,009	191,002,990

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		21,277,403	26,906,988
Interest-bearing loans and borrowings		4,666,674	4,826,280
Provisions		5,164,849	4,361,784
Derivatives	3	60,999,187	35,620,978

TOTAL CURRENT LIABILITIES		92,108,113	71,716,030

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings		29,401,211	24,465,750
Provisions		10,247,753	9,192,230
Convertible notes		34,936,282	34,743,835
Deferred tax liability	5	6,068,429	7,981,629

TOTAL NON-CURRENT LIABILITIES		80,653,675	76,383,444

TOTAL LIABILITIES		172,761,788	148,099,474

NET ASSETS		29,454,221	42,903,516

EQUITY
Equity attributable to equity holders of the parent Issued capital	7	200,792,120	175,290,844
Reserves		1,961,443	1,847,980
Retained losses		(173,299,342)	(134,235,308)

TOTAL EQUITY		29,454,221	42,903,516

Half year report Half-year ended 31 December 2007

Income Statement
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED
	NOTES	2007 ($)	2006 ($)

Revenue	2
Sales revenue		81,616,767	38,633,364
Other revenue		964,092	2,738,586

Total revenue		82,580,859	41,371,950
Expenses
Surface mining expenses		(5,146,408)	(6,037,700)
Underground mining expenses		(23,219,916)	(2,696,634)
Mine geology expenses		(3,593,235)	(1,170,529)
Treatment expenses		(16,649,392)	(8,372,077)
Engineering and maintenance expenses		(3,074,588)	(2,242,026)

Cost of sales		(51,683,539)	(20,518,966)
Gross profit		30,897,320	20,852,984

Sustainability expenses		(671,142)	(442,416)
Administration and corporate expenses		(7,560,332)	(3,000,355)
Exploration expenses		(1,580,498)	(3,292,436)
Depreciation and amortisation		(26,441,943)	(15,847,479)
Other expenses	2	(938,171)	(694,145)

Loss before income tax expense, finance costs and movement in fair value of derivatives		(6.294.766)	(2,423,847)

Finance costs		(2,619,512)	(2,276,193)
Movements in fair value of derivatives	3	(32,062,956)	1,834,047

Loss before income tax expense		(40,977,234)	(2,865,993)

Income tax benefit	5	1,913,200	3,158,100
Profit/(loss) after income tax		(39,064,034)	292,107

Net profit for the period		(39,064,0343)	292,107

Attributable to:
- Members of the parent		(39,064,034)	312,050
- Minority interest		—	(19,943)

Earnings per share (cents per share) - basic for profit/(loss) for the half-year attributable to equity holders of the parent		(4.6) cent	0.05 cent

- diluted for profit/(loss) for the half-year attributable to equity holders of the parent		(4.6) cent	0.05 cent

Half year report Half-year ended 31 December 2007

Cash Flow Statement
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	CONSOLIDATED
	NOTES	2007 ($)	2006 ($)

		INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers and other receipts in the course of operations		76,444,809	38,518,100
Payments to suppliers and employees		(68,479,944)	(27,091,581)
Other income and interest received		458,205	582,019
Interest paid		(2,639,187)	(2,225,313)

NET CASH FLOWS FROM OPERATING ACTIVITIES:		5,783,883	9,783,225

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for exploration, evaluation and mine development activities		(25,418,329)	(19,613,887)
Payments for property, plant & equipment		(7,281,456)	(4,770,612)
Acquisition of subsidiary, net of cash acquired		—	15,658,018
Receipts from sale of property, plant & equipment		7,177	48,000

NET CASH FLOWS (USED IN) INVESTING ACTIVITIES:		(32,692,608)	(8,678,481)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issues of shares		25,501,276	—
Proceeds from borrowings		7,093,720	90,150
Principal repayment of borrowings		(2,317,865)	(294,135)

NET CASH FLOWS FROM FINANCING ACTIVITIES:		30,277,131	(203,985)

NET INCREASE IN CASH HELD		3,368,405	900,759
Cash & cash equivalents at beginning of period		11,418,839	18,369,653

Cash & cash equivalents at end of period	4	14,787,247	19,270,412

Half year report Half-year ended 31 December 2007

Statement of Changes in Equity
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	Attributable to equity holders of parent

			Reserves

Consolidated	Issued Capital ($)	Retained Earnings ($)	Convertible Notes- Equity ($)	Other Reserves ($)	Total Equity ($)

At 1 July 2006	122,864,228	(114,496,138)	951,113	538,134	9,857,339

Loss for the period	—	(19,739,170)	—	—	(19,739,170)

Total income/expense for the period	—	(19,739,170)	—	—	(19,739,170)

Equity transactions:
Application of AASB 132 and 139	52,364,494	—	—	—	52,364,494
Exercise of options	62,122	—	—	—	62,122
Cost of share-based payment	—	—	—	358,733	358,733

At 30 June 2007	175,290,844	(134,235,308)	951,113	896,867	42,903,516

Loss for the period	—	(39,064,034)	—	—	(39,064,034)

Total income/expense for the period	—	(39,064,034)	—	—	(39064,034)

Equity transactions:
Share placement	25,373,026	—	—	—	25,373,026
Exercise of Options	128,250	—	—	—	128,250
Cost of share-based payment	—	—	—	113,463	113,463

At 31 December 2007	200,792,120	(173,299,342)	951,113	1,010,330	29,454,221

Half year report Half-year ended 31 December 2007

Notes to the Half-Year Financial Statements
HALF-YEAR ENDED 31 DECEMBER 2007

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Perseverance Corporation Limited as at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by Perseverance Corporation Limited and its controlled entities during the half-year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(A)          Basis of Preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 ‘Interim Financial Reporting’ and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for the carrying value of derivatives instruments and available-forsale assets that have been measured at fair value.

The financial report is presented in Australian dollars. For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

Apart from the changes in accounting policy and disclosures noted below, the accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

(B)          Significant Accounting Policies

Since 1 July 2007 the Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

•	AASB 7 Financial Instruments: Disclosures

•	AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)

•	AASB Interpretation 11 Group and Treasury Share Transactions

•
AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments (AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 141, 1023 & 1038)

•	AASB 2007-7 Amendments to Australian Accounting Standards (AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128)

(C)          Basis of Consolidation

The half year consolidated financial statement comprises the financial statements of the Group.

Half year report Half-year ended 31 December 2007

Notes to the Half-Year Financial Statements
HALF-YEAR ENDED 31 DECEMBER 2007

2.    REVENUE AND EXPENSES

(a)       Revenue, Income and Expenses

Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the Group:

	CONSOLIDATED
	2007 ($)	2006 ($)

(i) Revenue
Gold sales	81,616,767	38,633,364

(ii) Other income
Gain/(loss) on disposal of property, plant and equipment	(42,009)	7,033
Finance income	458,205	365,735
Excess on acquisition	—	2,071,241
Other Income	547,896	294,577

	964,092	2,738,586
(iii) Other Expenses
Employee benefits – non share based	503,972	397,297
Share-based payments expense - employees	51,478	112,168
Finance costs – unwinding of present value of rehabilitation provisioning	320,736	107,308
Finance costs – unwinding of present value of employee benefits provisioning	—	14,623
Finance costs – share based payments expense	61,985	62,749

(b)     Seasonality of Operations

There are no significant seasonal impacts on the operations of the Group.

Half year report Half-year ended 31 December 2007

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

3.             FINANCIAL INSTRUMENTS - Movement in Fair Value of Derivatives

	CONSOLIDATED
	Half year ended 31 Dec 2007 ($)	Half year ended 31 Dec 2006 ($)

Gold flat forward commodity contracts (a)	25,378,209	1,832,409
Gold purchases to cover forward contracts	6,684,747	—
Interest rate swaps (b)	—	1,638

Movements in fair value of derivatives	32,062,956	1,834,047

a)
Perseverance undertakes a forward sales programme under a facility provided by the Australia and New Zealand Investment Bank. As at 31 December 2007, there were 161,876 ounces remaining to be delivered comprising 15,297 ounces at A$644/oz, 17,270 ounces at A$635/oz and 129,309 ounces at A$626/oz. These contracts are defined as derivatives under Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement.

The Company has obtained the fair value of the flat forward contracts as 31 December 2007, being a mark to market value of negative $61 million. This amount is reflected as a derivative liability on the balance sheet. The unrealised loss recognised in the Income Statement represents the movement in the fair value of derivative contracts for the 6 months ended 31 December 2007.

The Company considers these contracts to be economically effective hedges, however it has not applied hedge accounting to these contracts as a result of the prescriptive requirements of AASB139 Financial Investments – Recognition and Measurement.

b)
The Group enters into interest rate swap agreements that are used to convert the variable rate of its short term borrowings to medium term fixed interest rates. The profit recognised in the half year to 31 December 2007 of Nil (2006: $1,638) represents the movement in the fair value of derivative contracts for the 6 months ended 31 December 2007. The mark to market value of these contracts at 31 December 2007 is Nil (2006: $36,701).

4.             CASH AND CASH EQUIVALENTS

For the purpose of the half year cash flow statement, cash and cash equivalents are comprised of the following:

	CONSOLIDATED
	31 Dec 2007 ($)	30 June 2007 ($)

Cash at bank and on hand	14,787,245	11,418,840

	14,787,245	11,418,840

Half year report Half-year ended 31 December 2007

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

5.             INCOME TAX

(a)           Current and deferred tax benefit

The major components of income tax expense for the half year ended 31 December 2007 and 31 December 2006 are:

	CONSOLIDATED
	2007 ($)	2006 ($)

Current income tax	—	—
Deferred income tax	(1,913,200)	(3,158,100)

Income tax benefit reported in the consolidated income statement	1,913,200	3,158,100

During the half year, deferred taxes attributable to temporary differences and income tax losses were recognised to the extent they were considered probable of recoupment. In this regard $1,768,980 was recognised as the deferred tax asset, and the $144,220 was recognised in respect of a reduction in the period of the deferred tax liability.

(b)	Reconciliation between aggregate tax benefit recognised in the income statement and tax benefit calculated per the statutory income tax rate

A reconciliation between tax benefit and the product of accounting profit before income tax multiplied by the Group’s applicable income tax rate is as follows:

Accounting loss before income tax	(40,977,234)	(2,865,993)

Prima facie income tax benefit calculated at 30% (2006: 30%)	(12,293,170)	(859,798)
Incremental research and development deduction	—	—
Equity settled share based payments	113,463	174,917
Non-deductible items	—	—

Unrecognised deferred tax assets attributable to temporary differences and tax losses not brought to account	10,266,507	(2,473,219)

Total income tax benefit	(1,913,200)	(3,158,100)

6.             INTANGIBLE ASSETS

The following intangible assets are carried forward at balance date:

	31 December 2007 ($)	30 June 2007 ($)

Mining rights	16,908,627	21,541,223
Exploration rights	2,162,191	2,740,224

Total intangible assets	19,037,775	24,281,447

Half year report Half-year ended 31 December 2007

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

7. ISSUED CAPITAL

	December 2007 ($)	December 2007 Number of shares

Ordinary shares
Issued and fully paid	200,792,120	890,475,625

Movements in ordinary shares on issue	December 2007 ($)	Number of shares
At 1 July 2007	175,290,844	712,809,625
Issued during the year (a)	25,373,026	176,716,000
Employee option plan	128,250	950,000

	200,792,120	890,475,625

(a) On 12 July 2007, the Company announced that it had completed a $26.5 million placement to institutional and sophisticated investors. The placement involved the issue of approximately 176,716,000 fully paid ordinary shares at $0.15 per share with one attaching option per share issued. The options have an exercise price of $0.15 and a term to expiry of 31 August 2009. Upon exercise, each option will entitle the holder to receive one fully paid ordinary share. A General Meeting of shareholders held on 24 August 2007 approved the issue of the shares and options. As a result of settlement of the first tranche of the placement on 19 July 2007, the conversion price of the Convertible Notes was adjusted from $0.442 to $0.415 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005. As a result of settlement of the second tranche of the placement on 30 August 2007, the conversion price of the Convertible Notes was further adjusted from $0.415 to $0.365 pursuant to the Terms and Conditions of the Convertible Notes as set out in the Offering Circular dated 19 December 2005.

8.             SEGMENT INFORMATION

The Group operates entirely in the mineral exploration, development and production business which is the primary segment of the Group. The Group’s operations are all in a single geographic segment, Australia.

9.             CONTINGENT ASSETS AND LIABILITIES

The Group has given to the Department of Primary Industries performance bonds totalling $7,995,210. Guarantees totalling $5,473,000 are secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and are guaranteed by Perseverance Corporation Limited. Guarantees totalling $2,522,210 are secured by Leviathan Resources Limited and Stawell Gold Mines Pty Ltd.

The Group has given to the Victorian Energy Networks Corporation (VENCorp) an unconditional bank guarantee totalling $304,000. The guarantee will be released upon full payment of the amount payable by the Group to VENCorp for connection to the electricity transmission network. This guarantee is secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and is guaranteed by Perseverance Corporation Limited.

The Group has been notified by the Native Title Tribunal of a native title claim which covers MIN(A)5177 held by Perseverance Exploration Pty Ltd. The Company drafted an agreement in 1998 that is still being considered by the claimants.

The Directors do not consider that there is any significant financial exposure to these matters and hence no provisions or assets have been recognised.

10.          EVENTS AFTER BALANCE DATE

There has not arisen in the interval between 31 December 2007 and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial periods, except for those matters referred to below:

Mr. Peter MacPhail was appointed as a director of the Company effective 18 February 2008.

Mr. Kenneth Stowe was appointed as a director of the Company effective 18 February 2008.

Half year report Half-year ended 31 December 2007

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

10. EVENTS AFTER BALANCE DATE (Continued)

Mr. Jozsef Patarica was appointed as a director of the Company effective 18 February 2008.

Mr. Robert Flew tendered his resignation as a director of the Company effective 18 February 2008.

Mr. Brian Phillips tendered his resignation as a director of the Company effective 18 February 2008.

Mr. Chris Roberts tendered his resignation as a director of the Company effective 18 February 2008.

Mr. Jozsef Patarica tendered his resignation as a director of the Company effective 18 February 2008.

Mr John Quinn retired at the Annual General Meeting held on 14 November 2007.

Perseverance Corporation Limited (“Perseverance”) announced on 29 October 2007 that it had entered into a Merger Implementation Agreement that provided for the acquisition of Perseverance by Northgate Minerals Corporation (“Northgate”). The transaction was implemented by Schemes of Arrangement (“Schemes”) between Perseverance and its shareholders and optionholders, and a resolution of holders of the Company’s convertible subordinated notes to approve the early redemption of those notes. The Perseverance Directors unanimously recommend that, in the absence of a superior proposal being received, shareholders and optionholders vote in favour of the Schemes. No such superior proposal emerged.

Subsequent to the announcement, Deloitte Corporate Finance Pty Ltd was appointed as the Independent Expert and concluded that the Schemes are fair and reasonable and, therefore, in the shareholders’ and optionholders’ best interests.

On 17 December 2007, the holders of the Company’s convertible subordinated notes passed the extraordinary resolution for the early redemption of those notes, in the event that the Schemes are implemented. The Scheme Booklet, outlining the details of the Schemes, the Directors’ unanimous recommendation in respect of the Schemes and including the Independent Expert’s Report was dispatched to shareholders and optionholders on 19 December 2007.

Shareholders voted in favour of the Share Scheme at the Share Scheme Meeting and optionholders voted in favour of the Option Scheme at Option Scheme Meeting, both held on 18 January 2008. On 1 February 2008, the Supreme Court of Victoria made orders approving the Share Scheme and Option Scheme between Perseverance and its shareholders and optionholders, respectively, pursuant to section 411(4)(b) of the Corporations Act 2001 (Cth).

Under the Schemes, Northgate, through its wholly-owned subsidiary, Northgate Australian Ventures Corporation Pty Ltd (“NAVCO”), acquired all of the outstanding Shares in Perseverance. The Share Scheme became Effective on 4 February 2008, and holders of Shares as at the Record Date (11 February 2008 7:00pm), received $0.20 for each Share held. NAVCO dispatched the Scheme Consideration within five Business Days after the Implementation Date which was 18 February 2008.

11. CORPORATE INFORMATION

The financial report of Perseverance Corporation Limited (the Company) for the half year ended 31 December 2007 was authorised for issue in accordance with a resolution of the directors on May 2008. Perseverance Corporation Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange. The principal activities of the Group are gold mining and exploration.

PERSEVERANCE CORPORATION
LIMITED
ABN 13 010 650 049

CONDENSED HALF YEAR FINANCIAL
 REPORT

FOR THE HALF-YEAR ENDED

31 December 2006

Balance Sheet
AS AT 31 DECEMBER 2006

		CONSOLIDATED
	NOTES	31 DECEMBER 2006 ($)	30 JUNE 2006 ($)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	19,270,412	18,370,653
Trade and other receivables		5,203,979	3,463,925
Inventories		15,696,640	7,260,969
Derivatives	3	36,701	35,146

TOTAL CURRENT ASSETS		40,207,732	29,130,693

NON-CURRENT ASSETS
Other financial assets		163,416	—
Property, plant & equipment		112,248,098	87,720,289
Mining properties		21,384,045	12,518,928
Intangible assets	6	44,743,857	—
Deferred tax asset	5	2,738,100	—

TOTAL NON-CURRENT ASSETS		181,277,516	100,239,217

TOTAL ASSETS		221,485,248	129,369,910

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		22,387,647	12,462,189
Interest-bearing loans and borrowings		12,792,955	6,307,029
Provisions		3,626,543	507,258
Derivatives	3	48,457,550	50,289,959

TOTAL CURRENT LIABILITIES		87,264,694	69,566,435

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings		13,869,734	12,500,000
Provisions		9,302,318	3,080,711
Convertible notes		34,553,575	34,365,425
Deferred tax liability	5	13,422,857	—

TOTAL NON-CURRENT LIABILITIES		71,148,484	49,946,136

TOTAL LIABILITIES		158,413,178	119,512,571

NET ASSETS		63,072,070	9,857,339

EQUITY
Equity attributable to equity holders of the parent
Issued capital	8	168,674,390	122,864,228
Reserves		1,664,159	1,489,247
Retained losses		(114,184,086)	(114,184,086)

Parent interest		56,154,463	9,857,339
Minority interests		6,917,607	—

TOTAL EQUITY		63,072,070	9,857,339

3

Income Statement
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

		CONSOLIDATED
	NOTES	2006 ($)	2005 ($)

Revenue	2
Sales revenue		38,633,364	30,026,400
Other revenue		2,738,586	139,293

Total revenue		41,371,950	30,162,693
Expenses
Surface mining expenses		(6,037,700)	(6,312,413)
Underground mining expenses		(2,696,634)	—
Mine geology expenses		(1,170,529)	(734,536)
Treatment expenses		(8,372,077)	(8,463,672)
Engineering and maintenance expenses		(2,242,026)	—

Cost of sales		(20,518,966)	(15,510,621)
Gross profit		20,852,984	14,652,072

Sustainability expenses		(442,416)	(483,610)
Administration and corporate expenses		(3,000,355)	(916,867)
Exploration expenses		(3,292,436)	(1,906,901)
Depreciation and amortisation		(15,847,479)	(13,226,754)
Other expenses	2	(694,145)	(3,392,000)

(Loss)/profit before income tax expense, finance costs and movement in fair value of derivatives		(2,423,847)	(5,274,060

Finance costs		(2,276,193)	(1,413,931)
Movements in fair value of derivatives	3	1,834,047	(25,186,883)

Loss before income tax expense		(2,865,993)	(31,874,874)

Income tax (expense)/benefit	5	3,158,100	—
Profit/(loss) after income tax		292,107	(31,874,874)

Net profit for the period		292,107	(31,874,874)

Attributable to:
- Members of the parent		312,050	(31,874,874)
- Minority interest		(19,943)	—

Earnings per share (cents per share) - basic for profit/(loss) for the half-year attributable to equity holders of the parent		0.05 cent	(5.59) cents

- diluted for profit/(loss) for the half-year attributable to equity holders of the parent		0.05 cent	(5.59) cents

Cash Flow Statement
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

		CONSOLIDATED
	NOTES	2006 ($)	2005 ($)

		INFLOWS/ (OUTFLOWS)	INFLOWS/ (OUTFLOWS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers and other receipts in the course of operations		38,518,100	27,679,434
Payments to suppliers and employees		(27,091,581)	(18,224,025)
Other income and interest received		582,019	28,541
Receipts from joint venture		—	100,000
Interest paid		(2,225,313)	(1,261,127)

NET CASH FLOWS FROM OPERATING ACTIVITIES:		9,783,225	8,322,823

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for exploration, evaluation and mine development activities		(19,613,887)	(11,977,913)
Payments for property, plant & equipment		(4,770,612)	(2,699,807)
Acquisition of subsidiary, net of cash acquired		15,658,018	—
Receipts from sale of property, plant & equipment		48,000	—

NET CASH FLOWS (USED IN) INVESTING ACTIVITIES:		(8,678,481)	(14,677,720)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issues of shares		—	70,875
Net proceeds from convertible note issue		—	28,600,000
Security deposits received		—	5,000
Proceeds from borrowings		90,150	6,200,000
Principal repayment of borrowings		(294,135)	(10,398,014)
Net proceeds from finance leases		—	10,145

NET CASH FLOWS FROM FINANCING ACTIVITIES:		(203,985)	24,488,006

NET INCREASE IN CASH HELD		900,759	18,133,109
Cash & cash equivalents at beginning of period		18,369,653	869,880

Cash & cash equivalents at end of period	4	19,270,412	19,002,989

Statement of Changes in Equity
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Attributable to equity holders of parent

			Reserves

Consolidated	Issued Capital ($)	Retained Earnings ($)	Convertible notes- equity ($)	Other Reserves ($)	Minority interest ($)	Total Equity ($)

At 1 July 2006	122,864,228	(114,496,136)	951,113	538,134	—	9,857,339

Total income and expense recognised directly in equity	—	—	—	—	—	—

Profit/(loss) for the period	—	312,050	—	—	(19,943)	292,107

Total income/expense for the period	—	312,050	—	—	(19,943)	292,107

Equity transactions:
Equity issued on acquisition of Leviathan Resources Limited	45,810,162	—	—	—	—	45,810,162
Minority share interest on acquisition of Leviathan Resources Limited	—	—	—	—	6,937,550	6,937,550
Cost of share-based payment	—	—	—	174,917	—	174,912

At 31 December 2006	168,674,390	(114,184,086)	951,113	713,046	6,917,607	63,072,070

	Attributable to equity holders of parent

			Reserves

Consolidated	Issued Capital ($)	Retained Earnings ($)	Convertible notes- equity ($)	Convertible notes- equity ($)	Minority interest ($)	Total Equity ($)

At 1 July 2005	122,643,094	(51,551,291)	—	224,340	—	71,316,143

Total income and expense recognised directly in equity	—	—	—	—	—	—

Loss for the period	—	(31,874,874)	—	—	—	(31,874,874)

Total income/expense for the period	—	(31,874,874)	—	—	—	(31,874,874)

Equity transactions:
Application of AASB 132 and 139	—	(3,919,099)	—	—	—	(3,919,099)
Exercise of options	70,875	—	—	—	—	70,875
Issue - convertible notes – equity component	—	—	—	—	—	769,157
Cost of share-based payment	—	—	—	145,218	—	145,218

At 31 December 2005	122,713,969	(87,345,262)	769,157	369,558	—	36,507,422

Notes to the Half-Year Financial Statements
HALF-YEAR ENDED 31 DECEMBER 2006

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Perseverance Corporation Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Perseverance Corporation Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(A)          Basis of Preparation

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 ‘Interim Financial Reporting’ and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for the carrying values of derivatives which are adjusted to record changes in the fair values attributable to the financial instrument, and the assets acquired and the liabilities and contingent liabilities assumed at acquisition at fair value based on the purchase method of accounting outlined in 1(c) below and in note 7.

The financial report is presented in Australian dollars. For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

(B)          Significant Accounting Policies

The half year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006, except for the adoption of amending standards mandatory for annual reporting periods beginning on or after 1 July 2006, and the introduction of an intangibles accounting policy.

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 31 December 2006 interim reporting periods. The directors’ assessment of the impact of the new standards (to the extent relevant to the Group) and interpretations is set out below:

AASB 7 “Financial Instruments: Disclosures” and AASB 2005-10 “Amendments to Australian Accounting Standards” [AASB101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB1023 & 1038].

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 July 2007. The Group has not adopted these standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s financial instruments.

The following new accounting policy was introduced in the current half year period:

Intangibles:

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs and mining properties, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset

Notes to the Half-Year Financial Statements
HALF-YEAR ENDED 31 DECEMBER 2006

1.      BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (continued)

A summary of the policies applied to the Group’s intangible assets is as follows:

	Mining Rights	Exploration Rights

Useful life	Stawell Gold Mine reserves	Length of tenure over exploration licenses

Amortisation method used	Units of Production	Straight line

Impairment Testing	Annually or more frequently when an indication of impairment exists	Annually or more frequently when an indication of impairment exists

Refer Note 6 for the impact in the current year of commencement of this policy.

(C)          Basis of Consolidation

The half year consolidated financial statement comprises the financial statements of Perseverance Corporation Limited and its subsidiaries at 31 December 2006 (‘the Group’).

The acquisition of Leviathan resources Limited on 4 December 2006 has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair values of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition. Accordingly, the half year consolidated financial statements include the results of Leviathan Resources Limited for the period from its acquisition on 4 December 2006 until 31 December 2006.

8

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

2.      REVENUE AND EXPENSES

(a)           Revenue, Income and Expenses

Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the Group:

		CONSOLIDATED
		2006 ($)	2005 ($)

(i)	Revenue
	Gold sales	38,633,364	30,026,400

(ii)	Other income
	Gain on disposal of property, plant and equipment	7,033	—
	Finance income	365,735	28,541
	Excess on acquisition	2,071,241	—
	Other Income	294,577	110,752

		2,738,586	139,293
(iii)	Other Expenses
	Employee benefits – non share based	6,981,156	3,155,962
	Share-based payments expense - employees	112,168	83,234
	Finance costs – unwinding of present value of rehabilitation provisioning	107,308	75,084
	Finance costs – unwinding of present value of employee benefits provisioning	14,623	15,735
	Finance costs – share based payments expense	62,749	61,985

(b) Seasonality of operations

There are no significant seasonal impacts on the operations of the Group.

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

3.             FINANCIAL INSTRUMENTS - Movement in Fair Value of Derivatives

	CONSOLIDATED
	Half year ended	Half year ended
	31 Dec 2006	31 Dec 2005
	($)	($)

Gold flat forward commodity contracts (a)	1,832,409	(25,160,332)
Interest rate swaps (b)	1,638	(26,551)

Movements in fair value of derivatives	1,834,047	(25,186,883)

a)
Perseverance undertakes a forward sales programme under a facility provided by the Australia and New Zealand Investment Bank. As at 31 December 2006, there were 198,584 ounces remaining to be delivered at a flat forward price of $626. These contracts are defined as derivatives under Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement.

The Company has obtained the fair value of the flat forward contracts as 31 December 2006, being a mark to market value of negative $48.457M. This amount is reflected as a derivative liability on the balance sheet. The unrealised loss recognised in the Income Statement represents the movement in the fair value of derivative contracts for the 6 months ended 31 December 2006.

The Company considers these contracts to be economically effective hedges, however it has not applied hedge accounting to these contracts as a result of the prescriptive requirements of AASB139 Financial Investments – Recognition and Measurement.

b)
The Group enters into interest rate swap agreements that are used to convert the variable rate of its short term borrowings to medium term fixed interest rates. Interest is paid on the debt every 6 months and is based on the Bank Bill Swap Rate plus a margin. The interest rate swap agreement is fixed at 7.6% for a total of 60% of the remaining $18.750M of debt outstanding.

The profit recognised in the half year to 31 December 2006 represents the movement in the fair value of derivative contracts for the 6 months ended 31 December 2006. The mark to market value of these contracts at 31 December 2006 is $36,701 and is reflected as a derivative asset on the balance sheet.

4.             CASH AND CASH EQUIVALENTS

For the purpose of the half year cash flow statement, cash and cash equivalents are comprised of the following:

	CONSOLIDATED
	31 Dec 2006 ($)	30 June 2006 ($)

Cash at bank and on hand	6,899,147	18,370,653
Short term deposits	12,371,265	—

	19,270,412	18,370,653

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

5.      INCOME TAX

The major components of income tax expense for the half year ended 31 December 2006 and 31 December 2005 are:

	CONSOLIDATED
	2006 ($)	2005 ($)

Current income tax	—	—
Deferred income tax	(3,158,100)	—

Income tax (expense)/benefit reported in the consolidated income statement	3,158,100	—

During the half year, deferred taxes attributable to temporary differences and income tax losses were recognised to the extent they were considered probable of recoupment. In this regard $2,738,100 was recognised as the deferred tax asset, and the $420,000 was recognised in respect of a reduction in the period of the deferred tax liability.

As a result of the Leviathan resources Limited acquisition, deferred tax liabilities of $13,422,857 were recognised to the extent temporary differences were reliably measurable at the date of acquisition. The Company anticipates the entry of the Leviathan Group into the Perseverance tax consolidated group following the compulsory acquisition of the remaining Leviathan shares. Further adjustments to tax balances are anticipated to arise as part of this process.

6.      INTANGIBLE ASSETS

The following intangible assets are carried forward at balance date:

	31 December 2006 $	30 June 2006 $

Mining rights	39,773,857	—
Exploration rights	4,970,000	—

Total intangible assets	44,743,857	—

7.      BUSINESS COMBINATION

(a)           Acquisition of Leviathan Resources Limited

On 4 December 2006, Perseverance Corporation Limited acquired a controlling interest in the shares of Leviathan Resources Limited; a listed public company based in Australia whose principal activities are gold mining and exploration.

The total cost of the combination was $46,417,361 and comprised an issue of equity and costs directly attributable to the combination. The Group issued 122,168,932 ordinary shares with a fair value of $0.375 each, based on the quoted price of Perseverance Corporation Limited at the date of exchange (assessed as the date the controlling interest was acquired).

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

7.      BUSINESS COMBINATIONS (continued)

The fair value of the identifiable assets and liabilities of Leviathan Resources Limited as at the date of acquisition are:

Recognised on
Acquisition

Property, plant and equipment	26,692,200
Cash and cash equivalents	15,658,018
Trade receivables	1,075,000
Inventories	6,385,648
Other assets	248,143
Exploration rights	5,000,000
Mining rights	41,142,857

Total net assets	96,201,866

Trade payables and accruals	9,787,796
Interest bearing liabilities	8,248,393
Deferred tax liability	13,842,857
Provisions	8,896,664

Total liabilities acquired	40,775,710

Fair value of identifiable net assets	55,426,156
Less fair value of minority interests (a)	(6,937,552)

Fair value of net assets acquired	48,488,602
Excess recognised in profit	(2,071,241)

Cost of combination	46,417,361

Cost of the combination:
Shares issued, at fair value	45,810,162
Costs associated with the acquisition	607,199

Total cost of the combination	46,417,361

The cash flow on acquisition is as follows:
Net cash acquired with the subsidiary	15,658,018

Net cash flow	15,658,018

From the date of acquisition, Leviathan Resources Limited has contributed a $159,769 loss to the net profit of the Group. If the acquisition had taken place at the beginning of the financial year 1 July 2006, the loss contributed to the Group would have been $7.3 million and additional revenue of $40 million would have been recognised.

(a)	Subsequent to period end, the company has continued to proceed with the acquisition of the remaining 12.5% of Leviathan Resources Limited not held at 31 December 2006.

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

8.      ISSUED CAPITAL

	December 2006 $	December 2006 Number of shares
Ordinary shares
Issued and fully paid	168,674,390	694,865,111

Movements in ordinary shares on issue	December 2006 ($)	Number of shares
At 1 July 2006	122,864,228	572,696,179
Issued in connection with the acquisition of Leviathan Resources Limited	45,810,162	122,168,932

	168,674,390	694,865,111

9.      SEGMENT INFORMATION

The Group operates entirely in the mineral exploration, development and production business which is the primary segment of the Group. The Group’s operations are all in a single geographic segment, Australia.

10.     CONTINGENT ASSETS AND LIABILITIES

The Group has given to the Department of Primary Industries performance bonds totalling $6,118,127. Guarantees totalling $3,614,000 are secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and are guaranteed by Perseverance Corporation Limited. Guarantees totalling $2,504,127 are secured by Leviathan Resources Limited and Stawell Gold Mines Pty Ltd.

The Group has given to the Victorian Energy Networks Corporation (VENCorp) an unconditional bank guarantee totalling $304,000. The guarantee will be released upon full payment of the amount payable by the Group to VENCorp for connection to the electricity transmission network. This guarantee is secured by a fixed and floating charge over the assets of Perseverance Exploration Pty Ltd and is guaranteed by Perseverance Corporation Limited.

The Group has been notified by the Native Title Tribunal of a native title claim which covers MIN(A)5177 held by Perseverance Exploration Pty Ltd. The Company drafted an agreement in 1998 that is still being considered by the claimants.

Unsatisfactory progress with the Electrical & Instrumentation (E&I) contract resulted in work being transferred to a new E&I contractor in January 2005. Perseverance Exploration Pty Ltd is involved in a dispute with the original contractor. The contractor has made claims against the Company and the Company has made counterclaims against the contractor.

The Directors do not consider that there is any significant financial exposure to these matters and hence no provisions or assets have been recognised.

11.     EVENTS AFTER BALANCE DATE

There has not arisen in the interval between 31 December 2006 and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial periods, except for those matters referred to below:

On 9 October 2006, Perseverance announced an off-market takeover offer to acquire all shares in Leviathan Resources Limited. Under the offer, Leviathan shareholders receive 1.7 Perseverance ordinary shares for each Leviathan ordinary share. On 4 January 2007, Perseverance announced that it had satisfied all relevant preconditions in the Corporations Act 2001, in particular by acquiring a relevant interest in more than 90% of Leviathan shares, Perseverance had elected to proceed to compulsorily acquire all remaining Leviathan shares under Part 6A.1 of the Corporations Act 2001.

Notes to the Half-Year Financial Statements
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

12.      CORPORATE INFORMATION

The financial report of Perseverance Corporation Limited (the Company) for the half year ended 31 December 2006 was authorised for issue in accordance with a resolution of the directors on 26 February 2007. Perseverance Corporation Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange. The principal activities of the Group are gold mining and exploration.

PERSEVERANCE CORPORATION LIMITED
Supplementary Note
Reconciliation to Canadian Generally Accepted Accounting Principles
For the six months ended December 31, 2007

(All dollar amounts are stated in Australian Dollars unless otherwise indicated. Tables are expressed in thousands of Australian dollars, except share and per share amounts).

Accounting practices under Canadian generally accepted accounting principles (“GAAP”) and Australian International Financial Reporting Standards (“AIFRS”), as they affect Perseverance Corporation Limited (the “Company”), are substantially the same with respects to measurement differences, except for the following:

A. Provision for site closure and reclamation costs

Under AIFRS, site closure and reclamation obligations are considered a provision and accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). Similar to GAAP, the cost of the provision is recognized as part of the cost of the asset when it is placed into service and amortized over the life of the asset.

AIFRS requires a provision to be recognized for a legal or constructive obligation. Under GAAP, liabilities for site closure and reclamation cost obligations are recognized only when there is a legal obligation. Based on the nature of the Company’s obligations, it was determined that this difference does not have a material impact on the asset retirement obligation that would be recognized for GAAP purposes.

Under both GAAP and AIFRS, site closure and reclamation cost obligations are adjusted for changes in the timing or amount of the cash flows and the unwinding of the discount. Under GAAP, changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability, whereas such changes under AIFRS are discounted using the current rate. When changes in estimates increase the liability, the additional liability is discounted using the current rate under both GAAP and AIFRS.

AIFRS requires that the discount rate used to present value future cash flows should reflect the risks specific to the decommissioning provision. GAAP requires that the discount rate used should be based on the entity’s credit-adjusted risk-free rate. AIFRS also requires that an adjustment be made each reporting period for changes in the discount rate while under GAAP changes in the discount rate alone do not result in the re-measurement of the provision.

Based on an analysis of the appropriate discount rates under GAAP and their effect on the provision for site closure and reclamation costs and the related accretion expense, it was determined that this difference does not have a material impact on the provision and the related expense that would be recognized for GAAP purposes.

SCHEDULE “C”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS OF NORTHGATE MINERALS CORPORATION

Northgate Minerals Corporation
Pro Forma condensed consolidated statement of operations
For the year ending December 31, 2007
(unaudited)

(Expressed in thousands of United States dollars)	Northgate	Perseverance	Note 4	Pro Forma Adjustments	Pro forma Consolidated

ASSETS
Current assets
Cash and cash equivalents	$266,045	$12,942	(b)	$(42,740)	$36,737
			(d)	$(199,510)
Concentrate settlements and other receivables	17,101	10,561	(e)	(1,122)	26,540
Short Term Loan Receivables	—	—		—	—
Inventories	35,234	8,768	(d)	877	44,879
Future Income Tax Asset	1,194	—		—	1,194

	319,574	32,271		(242,495)	109,350

Other assets	80,181	—	(b)	(10,646)	69,535.00
Long Term Loan Receivables	25,117	—	(e)	(25,117)	—
Deferred Acquisition Costs	1,799	—	(c)	1,722	—
			(c)	(3,521)
Future Income Tax Asset	16,507	—		—	16,507.00
Mineral property, plant and equipment	121,337	120,857	(d)	124,277	366,471.00
Investments	70,074	—		—	70,074.00
Intangible Assets	—	16,662	(d)	(16,662)	—
Goodwill	—	7,189	(d)	43,791	50,980.00

	$634,589	$176,979		$(128,651)	$682,917

LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$35,861	$18,623	(c)	$1,722	$56,206
Short–term loan	44,835	4,084	(e)	(1,122)	47,797
Current portion of capital lease obligations	2,267	—		—	2,267
Provisions	—	4,520		—	4,520
Derivatives	—	53,386	(b)	(53,386)	—
Future Income Tax Liability	872	—		—	872

	83,835	80,613		(52,786)	111,662

Capital lease obligations	282	—		—	282
Other long–term liabilities	12,089	25,732	(e)	(25,117)	12,704
Provision for site closure and reclamation	49,120	8,969		—	58,089
Convertible Notes	—	30,576	(d)	(30,576)	—
Future Income Tax Liability	2,487	5,311	(d)	5,606	13,404

	147,813	151,201		(102,873)	196,141

Shareholders’ equity
Common shares	309,455	175,733	(a)	(175,733)	309,455
Reserves	—	1,717	(a)	(1,717)	—
Contributed surplus	3,940	—		—	3,940
Accumulated other comprehensive income	(3,282)	—		—	(3,282)
Retained earnings (deficit)	176,663	(151,672)	(a)	151,672	176,663

	486,776	25,778		(25,778)	486,776

	$634,589	$176,979		$(128,651)	$682,917

Northgate Minerals Corporation
Pro Forma condensed consolidated statement of operations
For the year ending December 31, 2007
(unaudited)

(Expressed in thousands of United States dollars except share and per share amounts)

	Northgate	Perseverance	Note 4	Pro Forma Adjustments	Pro forma Consolidated

		(Note 5)
Revenue	$337,546	$113,427		$—	$450,973

Cost of sales	226,933	89,456	(h)	877	317,266
Administrative and general	10,461	4,198		—	14,659
Depreciation and depletion	34,140	46,942	(g)	6,293	87,375
Net interest income	(17,124)	4,423		—	(12,701)
Exploration	29,887	5,792		—	35,679
Foreign currency translation (gains) losses	(6,704)	—		—	(6,704)
Accretion of site closure and reclamation liability	2,559	974		—	3,533
Writedown of mineral properties	31,815	11,644		—	43,459
Other expense (income)	(7,820)	782		—	(7,038)

	304,147	164,211		7,170	475,528

Net earnings (loss) before tax	33,399	(50,784)		(7,170)	(24,555)

Current tax recovery (expense)	(6,446)	—		—	(6,446)
Future tax recovery (expense)	12,472	1,210	(i)	1,970	15,652

	6,026	1,210		1,970	9,206

Earnings (loss) for the period	$39,425	$(49,574)		$(5,200)	$(15,349)

Earnings (loss) per share – basic	$0.16				$(0.06)
Earnings (loss) per share – diluted	$0.15				$(0.06)

Weighted average shares outstanding:
Basic	254,166,789				254,166,789
Diluted	255,257,756				255,257,756

Northgate Minerals Corporation
Notes to the pro forma consolidated financial statements
(Unaudited)
(expressed in thousands of United States Dollars)

1. Description of transaction

The unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in a Business Acquisition Report of Northgate Minerals Corporation (the “Corporation” or “Northgate”) in connection with the acquisition by Northgate of Perseverance Corporation Limited (“Perseverance”).

On February 18, 2008, Northgate, through a wholly-owned subsidiary, completed its acquisition of all of the issued and outstanding equity securities and debt of Perseverance for cash consideration, pursuant to a merger implementation agreement (“MIA”) between Northgate and Perseverance dated October 28, 2007 and subsequently approved by Perseverance securities holders in three separate Schemes of Arrangement.

2. Basis of presentation

These pro forma consolidated financial statements have been prepared by management of Northgate in accordance with Canadian generally accepted accounting principles (“GAAP”) to give effect to the transactions described in note 1. The pro forma consolidated financial statements have been prepared using the purchase method whereby the net assets of Perseverance have been recorded at their estimated fair values.

These pro forma consolidated financial statements include:

(a)
a pro forma consolidated balance sheet as at December 31, 2007 which has been prepared from the December 31, 2007 audited consolidated balance sheet of Northgate and the December 31, 2007 unaudited consolidated balance sheet of Perseverance, converted to U.S. dollars at the December 31, 2007 Australian/U.S. dollar exchange rate of 0.8752, and gives pro forma effect to the acquisition by Northgate of Perseverance and the assumptions as described in note 4 as if the transaction had occurred on December 31, 2007.

(b)
a pro forma consolidated statement of operations for the year ended December 31, 2007 prepared from the audited consolidated statement of operations of Northgate for the year ended December 31, 2007 and from the unaudited consolidated statement of operations of Perseverance for the twelve months ended December 31, 2007 prepared as described in note 5, and gives pro-forma effect to the acquisition by Northgate of Perseverance and the assumptions as described in note 4 as if the transaction had occurred on January 1, 2007.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described in note 1 in accordance with Canadian GAAP applied on a basis consistent with Northgate’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statement of operations does not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.

These pro forma consolidated financial statements are not necessarily indicative of the financial position of Northgate as at the time of closing of the transaction referred to above, nor of the future operating results of Northgate as a result of the transaction.

The pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Northgate for the year ended December 31, 2007, the audited consolidated financial statements of Perseverance for the year ended June 30, 2007 and unaudited interim consolidated financial statements of Perseverance for the six months ended December 31, 2007 and 2006.

3. Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those set out in Northgate’s audited consolidated financial statements for the year ended December 31, 2007.

Perseverance prepares its financial statements in accordance with Australian International Financial Reporting Standards (AIFRS). The significant accounting policies of Perseverance conform in all material respects to those of Northgate. There are no material measurement differences in the reconciliation of AIFRS to Canadian GAAP.

4. Pro forma assumptions and adjustments

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following assumptions/adjustments as if the business combination between Northgate and Perseverance had occurred on December 31, 2007:

(a)
Northgate paid cash consideration of $199,510 consisting of $155,869 for all the issued and outstanding common shares of Perseverance, $30,576 for outstanding principal and accrued interest of convertible subordinated notes, $12,373 for outstanding warrants, and $692 for outstanding options. Northgate had also acquired or provided bank debt in the amount of $26,239 prior to December 31, 2007. All shareholder’s equity amounts are eliminated on consolidation.

(b)
Northgate settled Perseverance gold forward contracts at December 31, 2007 of $53,386 for cash of $42,740 pursuant to the terms of an option agreement between Northgate and the counterparty. The resulting gain of $10,646 was eliminated against the fair value of the option arrangement which was recorded in other assets of Northgate.

(c)
The payment and accrual of estimated transaction costs associated with the acquisition of $3,521, of which $1,799 was deferred as at December 31, 2007 with the remainder of $1,722 accrued at December 31, 2007.

(d)	An adjustment to reflect the assets and liabilities of Perseverance acquired at their fair value

The acquisition was accounted for as a business combination using the purchase method. The purchase price of the acquisition, based on the exchange rate at December 31, 2007, was as follows:

Cash consideration to acquire:
Ordinary shares and warrants	$168,242
Convertible subordinated notes	30,576
Executive options	692

199,510
Bank debt acquired or provided prior to December 31, 2007	26,239
Transaction costs	3,521

$229,270

A summary of the assumed allocation of the purchase price to the fair value of the net assets acquired is as follows:

Net assets acquired:
Cash and cash equivalents	$12,942
Accounts receivable	10,561
Inventories	9,645
Mineral property, plant and equipment	234,983
Exploration rights	10,151

278,282

Accounts payable and accrued liabilities	(26,105)
Provision for site closure and other long-term liabilities	(8,969)
Unrealized fair value of derivative liabilities	(53,386)
Other long-term liabilities	(615)
Future income tax liability	(10,917)
Goodwill	50,980

$229, 270

(e)	An adjustment to eliminate all intercompany debt that was held by Northgate and Perseverance, including any related accrued interest.

Pro forma adjustments to consolidated statement of operations

The unaudited pro forma consolidated statement of operations reflects the following assumptions/adjustments as if the business combination between Northgate and Perseverance had occurred on January 1, 2007:

(g)	An adjustment to recognize additional depreciation and depletion of $6,293 on the fair value of acquired mineral property, plant and equipment for the twelve months ended December 31, 2007.

(h)	An adjustment to recognize the fair value increase in inventory into cost of sales in the amount of $877 during the period under the assumption that the related inventory was sold.

(i)	The income tax effect of (g) and (h) above recognized in the amount of $1,970.

5. Pro-forma statement of operations of Perseverance

The Perseverance statement of operations for the twelve months ended December 31, 2007 has been prepared by adding the statement of operations for the 6 months ended December 31, 2007 to the results from operations for the year ended June 30, 2007 and deducting the interim results from operations for the six months ended December 31, 2006, and then converting the results to U.S. dollars based on the average Australian/U.S. dollar exchange rate for the year ended December 31, 2007 of 0.8389 as follows:

	Year ended June 30, 2007	6 months ending Dec 31, 2006	6 months ending June 30, 2007	6 months ending Dec 31, 2007	Year ended Dec 31, 2007	Year ended Dec 31, 2007

	AUD$	AUD$	AUD$	AUD$	AUD$	USD$

Revenue	127,897	43,206	84,691	50,518	135,209	113,427

Cost of sales	72,552	22,439	50,113	56,522	106,635	89,456
Administrative and general	3,363	1,080	2,283	2,722	5,005	4,199
Depreciation and depletion	45,362	15,848	29,514	26,442	55,956	46,941
Net interest income	4,929	2,276	2,653	2,620	5,273	4,424
Exploration	8,616	3,292	5,324	1,580	6,904	5,792
Foreign currency translation (gains) losses	—	—	—	—	—	—
Accretion of site closure and reclamation liability	933	442	491	671	1,162	975
Writedown of mineral properties	13,880	—	13,880	—	13,880	11,644
Other expense (income)	689	694	(5)	938	933	783

	150,324	46,071	104,253	91,495	195,748	164,213

Net earnings (loss) before tax	(22,427)	(2,865)	(19,562)	(40,977)	(60,539)	(50,786)

Income tax benefit (expense)	2,687	3,158	(471)	1,913	1,442	1,210

Earnings (loss) for the period	(19,740)	293	(20,033)	(39,064)	(59,097)	(49,576)